  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 6, 1995

                                                       REGISTRATION NO. 33-56429

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                            AMENDMENT NO. 2 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933

                               ----------------

                           CROWN CENTRAL PETROLEUM
                                  CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

                                      2911
                         (PRIMARY STANDARD INDUSTRIAL
                          CLASSIFICATION CODE NUMBER)

              MARYLAND                                 52-0550682
  (STATE OR OTHER JURISDICTION OF                    (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)                   IDENTIFICATION NO.)


                           ONE NORTH CHARLES STREET
                          BALTIMORE, MARYLAND 21201
                                (410) 539-7400
             (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                            THOMAS L. OWSLEY, ESQ.
                            VICE PRESIDENT--LEGAL
                     CROWN CENTRAL PETROLEUM CORPORATION
                           ONE NORTH CHARLES STREET
                          BALTIMORE, MARYLAND 21201
                                (410) 539-7400
          (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                        COPIES OF ALL COMMUNICATIONS TO:

 JOHN S. GRAHAM, III, ESQ.                  ARNOLD B. PEINADO, III, ESQ.
MCGUIRE, WOODS, BATTLE & BOOTHE L.L.P.   MILBANK, TWEED, HADLEY & MCCLOY
   ONE NORTH CHARLES STREET                 ONE CHASE MANHATTAN PLAZA
  BALTIMORE, MARYLAND 21201                NEW YORK, NEW YORK 10005-1413
      (410) 659-4400                             (212) 530-5000

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED JANUARY 6, 1995

PROSPECTUS

                                  $100,000,000

                         [LOGO OF CROWN APPEARS HERE]

                      CROWN CENTRAL PETROLEUM CORPORATION

                             % SENIOR NOTES DUE 2005

                                --------------

  The % Senior Notes due 2005 (the "Notes") are being offered by Crown Central Petroleum Corporation (the "Company"). Interest on the Notes will be payable
semiannually on      and      of each year, commencing     , 1995. The Notes
will be redeemable at the option of the Company, in whole or in part, at any
time on or after     , 2000, at the redemption prices set forth herein,
together with accrued and unpaid interest, if any, to the date of redemption.
On or prior to     , 1998, the Company may redeem up to $   million principal
amount of the Notes, at a price equal to % of the aggregate principal amount thereof, together with accrued and unpaid interest, if any, to the date of redemption, utilizing the proceeds of one or more Public Equity Offerings (as defined), provided that Notes having an aggregate principal amount of at least
$   million remain outstanding immediately after any such redemption. In addition, upon the occurrence of a Change of Control (as defined), each holder of Notes may require the Company to purchase all or a portion of such holder's Notes at 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase. See "Description of the Notes."

  The Notes will be unsecured senior obligations of the Company and will rank pari passu in right of payment with all existing and future senior indebtedness of the Company. The Notes, however, will be effectively subordinated to secured senior indebtedness of the Company with respect to the assets securing such indebtedness and will also be effectively subordinated to indebtedness of the Company's subsidiaries. As of September 30, 1994, after giving effect to the sale of the Notes offered hereby and the application of the net proceeds thereof, the Company would have had $107.0 million of senior indebtedness outstanding (including the Notes and $7.0 million of secured purchase money and other indebtedness of the Company and its subsidiaries). As of September 30, 1994, the Company had, subject to certain restrictions, the ability to draw up to $50.0 million of additional senior unsecured indebtedness under its Credit Facility (as defined).

  FOR INFORMATION CONCERNING CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "INVESTMENT CONSIDERATIONS."

                                --------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                --------------

                                           PRICE TO   UNDERWRITING  PROCEEDS TO
                                           PUBLIC(1)  DISCOUNT(2)  COMPANY(1)(3)
                                          ----------- ------------ -------------
Per Note................................        %            %            %
Total...................................  $            $            $

- --------------
(1) Plus accrued interest, if any, from    , 1995.

(2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting expenses estimated at $   , payable by the Company.

                                --------------

  The Notes are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to approval of certain legal matters by counsel for the several Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that
delivery will be made in New York, New York on or about      , 1995.

CHASE SECURITIES, INC.                         NATIONSBANC CAPITAL MARKETS, INC.

      , 1995.

                   [PHOTOS OR OTHER ARTWORK MAY APPEAR HERE]


  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed Consolidated Financial Statements of the Company and notes thereto appearing elsewhere, or incorporated by reference, in this Prospectus. For definitions of certain terms used herein see "Glossary" and "Description of the Notes -- Certain Definitions." Reference is made to "Investment Considerations," which contains certain factors that investors should consider prior to the purchase of the Notes offered hereby. The "Company" means Crown Central Petroleum Corporation and its subsidiaries taken as a whole, unless the context otherwise requires.

                                  THE COMPANY

  The Company, which traces its origins to 1917, is one of the largest independent refiners and marketers of petroleum products in the United States. The Company owns and operates two high-conversion refineries with a combined capacity of 152,000 barrels per day of crude oil -- a 100,000 barrel per day facility located in Pasadena, Texas, near Houston (the "Pasadena Refinery") and a 52,000 barrel per day facility located in Tyler, Texas (the "Tyler Refinery", and together with the Pasadena Refinery, the "Refineries"). The Company is also a leading independent marketer of refined petroleum products and merchandise through a network of over 350 gasoline stations and convenience stores located in the Mid-Atlantic and Southeastern United States. In support of these businesses, the Company operates 16 product terminals located on three major product pipelines along the Gulf Coast and the Eastern Seaboard and in the Central United States.

  The Refineries are strategically located and have direct access to crude oil supplies from major and independent producers and trading companies, thus enabling the Company to select a crude oil mix to optimize refining margins and minimize transportation costs. The Pasadena Refinery's Gulf Coast location provides access to tankers, barges and pipelines for the delivery of foreign and domestic crude oil and other feedstocks. The Tyler Refinery benefits from its location in East Texas due to its ability to purchase high quality crude oil directly from nearby suppliers at a favorable cost and its status as the only supplier of a full range of refined petroleum products in its local market area. The Refineries are operated to generate a product mix of over 85% higher margin fuels, primarily transportation fuels such as gasoline, highway diesel and jet fuel. During the past five years, the Company has invested over $67 million for environmental compliance, maintenance, upgrading, expansion and process improvements at its two Refineries. As a result of these expenditures, the Pasadena Refinery has one of the highest rates of conversion to higher margin fuels, according to a recent industry study. The Tyler Refinery enjoys essentially the same product yield characteristics as the Pasadena Refinery.

  The Company is the largest independent retail marketer of gasoline in its core retail market areas within Maryland, Virginia and North Carolina. In the Company's primary retail marketing region of Baltimore, Maryland, the Company is the leading independent gasoline retailer, with a 1993 market share of approximately 11%. In addition to its leading market position in Baltimore, the Company has a geographic concentration of retail locations in high growth areas such as Charlotte and Raleigh, North Carolina and Atlanta, Georgia. Over the past several years, the Company has rationalized and refocused its retail operations, resulting in significant improvements in average unit performance and positioning these operations for growth from a profitable base. For the nine months ended September 30, 1994, average merchandise sales per unit increased 27.1% on a same store basis when compared to the same period in 1993. The Company has made substantial investments of approximately $22 million at its retail locations pursuant to environmental requirements from 1989 to 1993 and believes that over 50% of its retail units are currently in full or substantial compliance with the 1998 underground storage tank environmental standards.

                               BUSINESS STRATEGY

  The Company's business strategy is designed to utilize its strengths to take advantage of the anticipated improvement in the refining industry and to improve retail profitability, while managing the risks inherent in a cyclical, commodity based business. The key elements of this strategy include: (i) investing to increase productivity and improve the technical sophistication, operating reliability and efficiency of the Company's refining operations; (ii) managing refinery margins through formalized and disciplined programs to achieve, at a minimum, prevailing margins available to comparable Gulf Coast refiners and, where appropriate, to pursue hedging opportunities which lock in attractive returns; (iii) achieving increased profitability and a better balance between refinery output and retail sales by expanding retail volume through the enhancement of existing units and the development of new sites, the implementation of aggressive pricing and marketing strategies and the selective acquisition of additional retail properties; (iv) continuing to make investments pursuant to the Clean Air Act Amendments of 1990 (the "Clean Air Act") and other environmental regulations; and (v) maintaining the Company's balance sheet strength with particular emphasis on continued liquidity and low leverage. Management believes that implementation of this strategy should result in increased operational efficiency, improved profitability and reduced earnings volatility.

                               INDUSTRY OVERVIEW

  The Company believes that the profitability of the domestic refining industry is likely to improve due to increased demand for refined petroleum products, primarily transportation fuels, during a period when domestic refining utilization is approaching its maximum crude oil processing limits. Furthermore, the Company believes that increasing foreign demand resulting from economic recovery in overseas markets, coupled with the more stringent requirements associated with reformulated gasoline regulations in the United States, will tend to reduce the opportunity and incentive for foreign refiners to supply the increasing domestic demand. These trends are likely to benefit those refiners, such as the Company, which are able to convert a higher percentage of crude oil into higher margin transportation fuels.

  Over the last several years, the retail markets have been characterized by several significant trends. Since 1982, United States gasoline demand has grown by an average of approximately 1% to 2% annually and the Company anticipates that this demand will continue to track domestic economic growth. During the last several years, however, petroleum retailers have rationalized their retail networks by divesting many non-strategic, marginal or unprofitable stations as well as many stations that require significant expenditures to comply with environmental requirements, such as the replacement of underground storage tanks. At the same time, petroleum retailers are attempting to increase retail operating efficiencies by clustering retail units into fewer geographic regions and increasing the retail space of newly constructed and existing units. Another trend affecting the retail segment of the business is increased consumer emphasis on convenience, quality, cleanliness and safety when purchasing gasoline and related merchandise at a retail location. The Company believes it has substantially completed its own rationalization program and is pursuing a retailing strategy designed to increase volumes, margins, productivity and overall profitability.

                                  THE OFFERING

Notes Offered.............  $100,000,000 aggregate principal amount of   %
                            Senior Notes due 2005.

Maturity Date.............       , 2005.

Interest Payment Dates....        and       of each year, commencing       ,
                            1995.

Optional Redemption.......  The Notes will be redeemable at the option of the
                            Company, in whole or in part, at any time on or
                            after      , 2000, at the redemption prices set
                            forth herein, together with accrued and unpaid interest, if any, to the date of redemption. On or
                            prior to      , 1998, the Company may redeem up to
                            $   million principal amount of the Notes, at a
                            price equal to   % of the aggregate principal
                            amount thereof, together with accrued and unpaid interest, if any, to the date of redemption, utilizing the proceeds of one or more Public Equity Offerings, provided that Notes having an aggregate
                            principal amount of at least $   million remain
                            outstanding immediately after any such redemption. If less than all of the Notes are to be redeemed, Notes or portions thereof to be redeemed will be selected pro rata, by lot or by any other method deemed fair and reasonable. See "Description of the Notes -- Optional Redemption."

Change of Control.........  Upon the occurrence of a Change of Control, each holder of Notes may require the Company to purchase all or a portion of such holder's Notes at 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase. See "Description of the Notes -- Certain Covenants."

Ranking...................  The Notes will be unsecured senior obligations of the Company and will rank pari passu in right of payment with all existing and future senior indebtedness of the Company. The Notes, however, will be effectively subordinated to secured senior indebtedness of the Company with respect to the assets securing such indebtedness and will also be effectively subordinated to indebtedness of the Company's subsidiaries. As of September 30, 1994, after giving effect to the sale of the Notes offered hereby and the application of the net proceeds thereof, the Company would have had $107.0 million of senior indebtedness outstanding (including the Notes and $7.0 million of Purchase Money Debt (as defined) and other debt of the Company and its subsidiaries). As of September 30, 1994, the Company had, subject to certain restrictions, the ability to draw up to $50.0 million of additional senior unsecured indebtedness under the Credit Facility. See "Description of Other Indebtedness" and "Description of the Notes-- Ranking of the Notes."

Certain Covenants.........  The Indenture (as defined) governing the terms of the Notes will contain certain covenants for the benefit of the holders of the Notes, including limitations on the incurrence of indebtedness, the making of restricted payments, transactions with affiliates, the disposition of proceeds of asset sales, the existence of liens, the making of guarantees and the granting of pledges by subsidiaries, the incurrence of sale and leaseback transactions, the issuance of capital stock by subsidiaries, the imposition of certain payment restrictions on subsidiaries and certain mergers and sales of assets. See "Description of the Notes -- Certain Covenants."

Use of Proceeds...........  The net proceeds from the sale of the Notes
                            (estimated to be approximately $97 million) will be used to: (i) retire the Existing Senior Notes (as defined), including a required prepayment premium;
                            (ii) repay borrowings (excluding letters of credit) outstanding under the Credit Facility at the time of issuance of the Notes; and (iii) provide working capital for general corporate purposes, including capital expenditures. See "Use of Proceeds."

                        SUMMARY FINANCIAL AND OTHER DATA

  The following table sets forth summary financial and other data of the Company. The Statements of Operations Data and Balance Sheet Data for each of the five years in the period ended December 31, 1993 are derived from the Consolidated Financial Statements of the Company. The Statements of Operations Data and Balance Sheet Data for the nine months ended September 30, 1993 and 1994 are derived from unaudited consolidated condensed financial statements. "Sales and operating revenues" and "costs and operating expenses" include Federal and state excise and other similar taxes. The information presented below should be read in conjunction with the Consolidated Financial Statements and related notes thereto included elsewhere in this Prospectus. See "Selected Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                            NINE MONTHS ENDED
                                    YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                          ------------------------------------------------  ------------------
                          1989(A)     1990      1991      1992      1993      1993      1994
                          --------  --------  --------  --------  --------  --------  --------
                                   (DOLLARS IN MILLIONS, EXCEPT OPERATING DATA)
STATEMENTS OF OPERATIONS
 DATA:
 Sales and operating
  revenues(b)...........  $1,523.1  $2,019.9  $1,857.7  $1,795.3  $1,747.4  $1,316.8  $1,315.3
 Costs and operating
  expenses(b)...........   1,339.4   1,801.1   1,718.1   1,659.8   1,604.7   1,222.4   1,234.5
 Selling and
  administrative
  expenses..............     126.9     136.4     112.1     102.8      91.7      69.7      62.6
 Operating income
  (loss)(c)(d)..........      33.6      49.2      (5.8)    (10.1)      6.8      (6.5)    (32.1)
BALANCE SHEET DATA:
 Cash and cash
  equivalents...........  $   38.3  $   82.5  $   78.1  $   55.5  $   52.0  $   36.4  $   21.2
 Total assets...........     623.7     687.7     687.8     675.3     656.2     649.5     604.2
 Long-term debt
  (including current
  portion)..............      43.1       2.6      88.9      61.6      66.7      61.3      67.0
 Total common
  stockholders' equity..     306.5     324.6     310.7     303.3     298.4     292.0     270.4
CASH FLOW DATA:
 Net cash provided by
  (used in) operating
  activities............  $   59.6  $  123.3  $    0.5  $   53.0  $   28.9  $    9.3  $  (10.5)
 Net cash used in
  investing activities..    (142.5)    (30.7)    (80.8)    (45.8)    (40.0)    (30.5)    (17.9)
 Net cash provided by
  (used in) financing
  activities............      29.8     (48.3)     75.8     (29.8)      7.7       2.1      (2.6)
OPERATING DATA(E):
 Refining Operations
 Production (m bbl/day).     163.9     149.0     147.0     153.5     158.4     159.3     155.0
 Utilization(f).........      92.6%     83.8%     86.7%     87.8%     91.6%     92.2%     90.3%
 Gross margin (per bbl).  $   3.42  $   4.25  $   2.35  $   2.60  $   2.29  $   2.38  $   2.64
 Operating expenses (per
  bbl)..................      1.73      2.13      2.50      2.36      2.31      2.26      2.41
 Retail Operations
 Number of units (at
  period end)...........       715       605       524       435       376       393       356
 Gasoline volume (mm
  gals).................       555       527       469       471       465       345       352
 Average gasoline volume
  per unit
  (m gals/month)........      64.7      72.6      74.6      90.2     103.1      97.5     109.9
 Gasoline gross margin
  (per gal).............      11.9c     11.3c     10.4c     12.6c     13.8c     12.5c     11.0c
 Merchandise sales (mm).  $  160.0  $  150.9  $  121.0  $  103.8  $   82.8  $   63.7  $   64.3
 Average merchandise
  sales per unit
  (m $/month)...........      18.6      20.8      19.2      19.9      18.4      18.0      20.1
 Merchandise gross
  margin................      32.3%     31.7%     32.3%     32.4%     31.6%     32.2%     23.6%
 Operating expenses as a
  percentage
  of retail sales.......      18.9%     18.5%     17.2%     16.9%     16.6%     16.6%     16.6%
OTHER DATA:
 EBITDAAL(g)............  $   85.0  $  117.4  $  (18.4) $   26.9  $   23.3  $   24.6  $   36.1
 Turnaround
  expenditures(h).......       4.1       2.1      21.1      17.7       4.1       2.6       0.6
 Capital expenditures...      32.5      29.4      64.8      38.0      40.9      29.8      21.1
                          --------  --------  --------  --------  --------  --------  --------
 Total expenditures.....      36.6      31.5      85.9      55.7      45.0      32.4      21.7
 Pro forma interest
  expense(i)............       --        --        --        --   $   11.7       --   $    9.0
 Ratio of EBITDAAL to
  pro forma interest
  expense(j)............       --        --        --        --        2.0x      --        4.0x
 Ratio of long-term debt
  to total
  capitalization........      12.3%      0.8%     22.2%     16.9%     18.3%     17.4%     19.9%

                                                   (footnotes on following page)

(a) The Company acquired La Gloria Oil and Gas Company ("La Gloria"), the owner of the Tyler Refinery, in the fourth quarter of 1989 and accounted for this acquisition utilizing the purchase method of accounting. La Gloria's results of operations have been included in the Company's results of operations since the effective date of the acquisition in the fourth quarter of 1989.
(b) Sales and operating revenues and costs and operating expenses for the years 1989 through 1991 have been adjusted to reflect the reclassification of certain finished product exchange transactions and to include all Federal and state excise and other similar taxes. These changes were made to conform with the current presentation and had no impact on net income
    (loss) in any of the periods presented.
(c) The Company's crude oil, refined products, and convenience store merchandise and gasoline inventories are valued at the lower of cost (last-in, first-out or LIFO) or market with the exception of crude oil inventory held for resale which is valued at the lower of cost (first-in, first-out or FIFO) or market. Under the LIFO method, the effects of price increases and decreases in crude oil and other feedstocks are reflected in costs and operating expenses in the period that such price changes occur. In periods of rising prices, using the LIFO method may cause reported operating income to be lower than would otherwise result from the use of the FIFO method. Conversely, in periods of falling prices the LIFO method may cause reported operating income to be higher than would otherwise result from the use of the FIFO method. The impact of LIFO for the periods presented was to increase (decrease) operating income from what would have been reported had the FIFO method been used as follows: year ended December 31, 1989 - $(28.2) million; 1990 - $(35.0) million; 1991 - $45.9 million; 1992 - $5.8 million; 1993 - $27.7 million; nine months ended September 30, 1993 - $0.1 million; 1994 - $(17.9) million.
(d) Operating loss for the nine months ended September 30, 1994 includes a write-down of capitalized expenditures of $16.8 million (before income taxes) related to the abandonment of the Company's plans to construct a hydrodesulphurization unit at the Pasadena Refinery.
(e) Operating Data is determined before considering the impact of applying the LIFO method.
(f) Utilization is defined as crude oil throughput relative to the rated capacity to process crude oil for both Refineries. If other feedstocks were included as throughput in the calculation, utilization would have increased to 107.8%, 98.0%, 96.7%, 101.0%, 104.2%, 104.8% and 102.0% for
    the years ended December 31, 1989, 1990, 1991, 1992, 1993, and for the nine months ended September 30, 1993 and 1994, respectively. Utilization reflects downtime for maintenance turnarounds during which refinery production is reduced significantly. See "Business--Refining Operations-- Pasadena Refinery" and "--Tyler Refinery."

(g) EBITDAAL is defined herein as operating income (loss) before interest and taxes ("EBIT"), excluding depreciation and amortization ("DA"), excluding
    (gain) loss on sales and abandonments of property, plant and equipment ("A"), and excluding the impact on operating income (loss) of accounting for inventory under the LIFO method compared with the FIFO method ("L"), as set forth below:

                                        YEAR ENDED                NINE MONTHS ENDED
                                       DECEMBER 31,                 SEPTEMBER 30,
                             -----------------------------------  -----------------
                             1989    1990   1991    1992   1993     1993      1994
                             -----  ------ ------  ------  -----  --------  ---------
                                                (IN MILLIONS)
   Operating income (loss).  $33.6   $49.2 $ (5.8) $(10.1) $ 6.8  $   (6.5) $   (32.1)
   Depreciation and amorti-
    zation.................   25.9    31.6   33.3    41.5   41.9      31.3       33.7
   (Gain) loss on sales and
    abandonments
    of property, plant and
    equipment..............   (2.7)    1.6    --      1.3    2.3      (0.1)      16.6
   Impact of LIFO method...   28.2    35.0  (45.9)   (5.8) (27.7)     (0.1)      17.9
                             -----  ------ ------  ------  -----  --------  ---------
    EBITDAAL...............  $85.0  $117.4 $(18.4) $ 26.9  $23.3  $   24.6  $    36.1
                             =====  ====== ======  ======  =====  ========  =========

   The Company has included this information because it believes that such information is used by certain investors to assess a company's historical ability to meet future debt service, capital expenditures and working capital requirements. EBITDAAL should not be considered as an alternative to net income, as an indicator of operating performance, or as an alternative to cash flows as a measure of liquidity, as such measures would be determined pursuant to generally accepted accounting principles.
(h) Turnaround expenditures reflects periodic major maintenance which is capitalized. See "Business--Refining Operations--Turnarounds."
(i) Pro forma interest expense represents interest expense reported in the applicable financial statements excluding the interest expense associated with the Existing Senior Notes, and including estimated interest expense associated with the Notes in the amount of $10.5 million and $7.9 million for the year ended December 31, 1993 and for the nine months ended September 30, 1994, respectively, as if the Notes had been issued at the beginning of these periods.
(j) Ratio of EBITDAAL to pro forma interest expense is EBITDAAL divided by pro forma interest expense.

                           INVESTMENT CONSIDERATIONS

  Prospective purchasers of the Notes offered hereby should consider the following factors, as well as other information contained in this Prospectus.

VOLATILITY OF REFINING AND MARKETING MARGINS

  The Company is engaged primarily in the business of refining crude oil and selling refined petroleum products. The Company's earnings and cash flows from operations are dependent upon its realizing refining and marketing margins at least sufficient to cover its fixed and variable expenses. The cost of crude oil and the prices of refined products depend upon numerous factors beyond the Company's control, such as the supply of and demand for crude oil, gasoline and other refined products, which are affected by, among other things, changes in domestic and foreign economies, political affairs, production levels, the availability of imports, the marketing of gasoline and other refined petroleum products by its competitors, the marketing of competitive fuels, the impact of energy conservation efforts, and the extent of government regulation. The prices which the Company may obtain for its refined products are also affected by regional factors, such as local market conditions and the operations of competing refiners of petroleum products.

  The Company has recently instituted programs designed to manage refining profit margins by minimizing the Company's exposure to the risks of price volatility related to the acquisition, conversion and sale of crude oil and refined petroleum products. These programs include hedging activities such as the purchase and sale of futures and options contracts to offset the effects of fluctuations in the prices of crude oil and refined products. Such hedging activities are subject to specific policies and guidelines designed to manage the Company's crude oil acquisition, refining, and product sales on a daily basis to achieve, at a minimum, prevailing margins available to comparable Gulf Coast refiners and, where appropriate, to pursue forward hedging opportunities which lock in attractive returns. There can be no assurance that the Company will be able to enter into any such hedging activities when it desires to do so, or if entered into that such hedging activities will be effective in limiting any adverse effects of fluctuations in the prices of crude oil and refined products on the Company's operations or its overall profitability. See "Business -- Business Strategy."

  An increase in crude oil prices could adversely affect the Company's operating margins if the increased cost of raw materials could not be passed on to the Company's customers and could adversely affect the Company's retail sales volumes if automobile consumption of gasoline were to decline as a result of such price increases. The cost of crude oil and the prices of refined petroleum products fluctuate, making the Company's earnings subject to substantial fluctuations. As evidence of the foregoing, the Company reported net income of $21.0 million and $26.0 million for the years ended December 31, 1989 and 1990, respectively, and reported net losses (before cumulative effect of changes in accounting principles) of $6.0 million, $13.3 million, $4.3 million and $25.2 million for the years ended December 31, 1991, 1992 and 1993 and for the nine months ended September 30, 1994, respectively (including the effect of a $16.8 million write-down of the capitalized expenditures of certain property, plant and equipment in the third quarter of 1994 related to the abandonment of the Company's plans for a hydrodesulphurization unit at the Pasadena Refinery). See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

AVAILABILITY OF CRUDE OIL

  Substantially all of the Company's crude oil requirements are currently purchased in the spot market and are subject to price fluctuations. The Company believes that adequate supplies of crude oil will be available for its business, but no assurance can be given that the Company will be able to negotiate favorable prices for crude oil on the spot market, or that adequate supplies will be available during times of shortages. See "Business -- Supply, Transportation and Wholesale Marketing."

COMPETITION

  The oil refining and marketing industry in which the Company operates is highly competitive. Many of the Company's principal competitors are major integrated, multinational oil companies that are substantially larger and better known than the Company, and may have substantially greater financial and operating resources than the Company. Because of their more diverse and integrated operations, larger refineries and greater resources, these companies may be better able than the Company to withstand severe price competition and volatile market conditions, and to obtain crude oil in times of shortages. See "Business -- Competition."

ENVIRONMENTAL LIABILITIES AND GOVERNMENT REGULATION

  The Company's operations are subject to extensive and rapidly changing Federal and state environmental regulations governing air emissions, waste water discharges, and solid and hazardous waste management activities. The Company anticipates that substantial additional capital investment will be required over the next several years to comply with existing regulations. The Company cannot predict the nature, scope or effect of future laws or regulatory requirements, or how those future laws or regulations will be administered or interpreted. It is possible that any new environmental laws or regulations, or more vigorous regulatory enforcement policies or stricter interpretation of existing laws, could have a material adverse effect on the business and operations of the Company.

  The Company's operations are inherently subject to the possibility of spills, discharges or other releases of contaminants, possibly including hazardous substances, which may give rise to liability to governmental entities or private parties under Federal, state or local environmental laws and regulations. Discharges of contaminants have occurred from time to time during the normal course of the Company's operations. Although the Company has invested substantial resources to prevent and minimize future discharges and to remediate contamination resulting from prior discharges, there can be no assurance that governmental agencies will not assess penalties against the Company in connection with any past or future contamination or that third parties will not assert claims against the Company for damages allegedly arising out of any past or future contamination. Such governmental or third party actions could require substantial expenditures by the Company and adversely affect the financial position of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Environmental and Other Regulations."

CONTROL BY PRINCIPAL STOCKHOLDER; POTENTIAL CONFLICTS OF INTEREST

  As of January 31, 1994, American Trading and Production Corporation ("ATAPCO") beneficially owned 2,366,526 shares, or 49.1%, of the Company's Class A Common Stock (as defined) and 591,629 shares, or 11.8%, of the Company's Class B Common Stock (as defined). Various persons who hold stock in ATAPCO, either individually or in a fiduciary or beneficial capacity, also beneficially owned 104,662 shares, or 2.2%, of the Class A Common Stock and 23,080 shares, or 0.5%, of the Class B Common Stock and are members of a "group" (as such term is used in Section 13(d) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act")) (the "ATAPCO Group") along with ATAPCO. The ATAPCO Group's holdings amount in the aggregate to 2,471,188 shares, or 51.3%, of the Class A Common Stock and 614,709 shares, or 12.3%, of the Class B Common Stock. The holders of Class B Common Stock are entitled to elect two directors and the holders of Class A Common Stock are entitled to elect the remainder of the Board of Directors. Consequently, the ATAPCO Group has the ability to determine the composition of a majority of the Company's Board of Directors and thereby effectively has the ability to exercise control over the Company. Henry A. Rosenberg, Jr., the Company's Chairman and Chief Executive Officer, and Edward L. Rosenberg, Senior Vice President --
 Administration, Corporate Development and Long Range Planning, are directors and stockholders of ATAPCO, and Frank B. Rosenberg, Vice President--Marketing, is a stockholder of ATAPCO. See "Management" and "Principal Stockholders."

  The relationship with ATAPCO creates the potential for conflicts of interest. For example, the Company leases offices in a building owned by an indirect, wholly-owned subsidiary of ATAPCO. There is no established procedure or policy for resolving such conflicts of interest. The Indenture provides that transactions between the Company or any of its subsidiaries and any affiliate of the Company must be on terms that are no less favorable to the Company or such subsidiary, as the case may be, than would be available in a comparable transaction in arm's-length dealings with an unrelated third party. The Indenture provides certain additional procedures for transactions involving aggregate consideration in excess of $1.0 million. See "Management--Interest of Management and Others in Transactions with the Company and its Subsidiaries" and "Description of the Notes--Certain Covenants--Limitation on Transactions with Affiliates."

RANKING OF THE NOTES

  The Notes will be unsecured senior obligations of the Company, will rank pari passu in right of payment with all existing and future senior indebtedness of the Company and will be senior in right of payment to all existing and future subordinated indebtedness of the Company. The Notes, however, will be effectively subordinated to secured senior indebtedness of the Company with respect to the assets securing such indebtedness and will also be effectively subordinated to indebtedness of the Company's subsidiaries. As of September 30, 1994, after giving effect to the sale of the Notes offered hereby and the application of the net proceeds thereof, the Company would have had $107.0 million of senior indebtedness outstanding (including the Notes and $7.0 million of Purchase Money Debt and other debt of the Company and its subsidiaries). As of September 30, 1994, the Company had, subject to certain restrictions, the ability to draw up to $50.0 million of additional senior unsecured indebtedness under the Credit Facility. Pursuant to the Indenture governing the Notes, the Company and its subsidiaries may incur additional secured and unsecured indebtedness, or provide guarantees of indebtedness, in certain circumstances. See "Description of the Notes -- Ranking of the Notes" and "-- Certain Covenants."

INABILITY TO FUND A CHANGE OF CONTROL OFFER

  In the event of a Change of Control, the Company will be required, subject to certain conditions, to offer to purchase all outstanding Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any. After giving effect to the sale of Notes offered hereby and the application of proceeds thereof the Company does not currently have, and no assurance can be given that the Company will have, sufficient funds available to purchase all or any material portion of the outstanding Notes were they to be tendered in response to an offer made as a result of a Change of Control. See "Description of the Notes -- Certain Covenants."

ABSENCE OF PUBLIC MARKET FOR THE NOTES

  There is currently no public market for the Notes, and the Company does not intend to apply for listing of the Notes on any national securities exchange, or for inclusion of the Notes on any automated inter-dealer quotation system. The Underwriters have advised the Company that following the completion of the offering of the Notes, the Underwriters presently intend to make a market in the Notes, but they are not obligated to do so, and any such market making may be discontinued at any time, without notice. Accordingly, there is no assurance that any market will develop for the Notes or, if developed, that any trading market will be sustained. If a market for the Notes does develop, the Notes may trade at a premium or discount from their face amount, depending upon, among other factors, fluctuations in interest rates, the Company's financial results, future announcements concerning the Company or its competitors, government regulation and general economic and other conditions and developments affecting the industry. If an active public market does not develop or is not maintained, the market price and liquidity of the Notes may be adversely affected.

                                  THE COMPANY

  The Company, which traces its origins to 1917, is one of the largest independent refiners and marketers of petroleum products in the United States. The Company owns and operates two high-conversion refineries with a combined capacity of 152,000 barrels per day of crude oil -- a 100,000 barrel per day facility located in Pasadena, Texas, near Houston, and a 52,000 barrel per day facility located in Tyler, Texas. The Company is also a leading independent marketer of petroleum products and merchandise through a network of over 350 gasoline stations and convenience stores located in the Mid-Atlantic and Southeastern United States. In support of these businesses, the Company operates 16 product terminals located on three major product pipelines along the Gulf Coast and the Eastern Seaboard and in the Central United States.

  The Company's principal executive offices are located at One North Charles Street, Baltimore, Maryland 21201, and the Company's telephone number at such address is (410) 539-7400.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Notes (after deducting the estimated underwriting discount and commissions and offering expenses) are estimated to be approximately $97 million. Such proceeds will be used to: (i) retire the 10.42% Senior Notes due January 3, 2001 (the "Existing Senior Notes") in the original principal amount of $60.0 million plus a required prepayment premium of approximately $3 million; (ii) repay borrowings (excluding letters of credit) outstanding under the Credit Facility (estimated to be approximately $15 million at the time of issuance of the Notes); and
(iii) provide working capital for general corporate purposes, including capital expenditures.

  As of September 30, 1994, no cash borrowings were outstanding under the Credit Facility, and no such borrowings are outstanding as of the date hereof. For the nine months ended September 30, 1994, the average interest rate on borrowings under the Credit Facility was 7.25% per annum. The final maturity of the Credit Facility is May 10, 1996. After giving effect to the sale of the Notes, the Company will be able to draw up to $50.0 million of additional indebtedness under the Credit Facility, subject to certain restrictions set forth therein. Pending the application of the net proceeds from the offering of the Notes, such proceeds will be invested in short-term marketable securities as permitted under the terms of the Indenture. See "Description of Other Indebtedness."

                                 CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company as of September 30, 1994, and the consolidated capitalization of the Company as of September 30, 1994 as adjusted to give effect to the sale of the Notes and the application of the net proceeds thereof, as if such transaction had occurred on September 30, 1994. The table should be read in conjunction with the Consolidated Financial Statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

                                                    AS OF SEPTEMBER 30, 1994
                                                    ---------------------------
                                                     ACTUAL       AS ADJUSTED
                                                    ------------ --------------
                                                         (IN MILLIONS)
Cash and cash equivalents (a)...................... $       21.2   $       55.2
                                                    ============   ============
Long-term debt (including current portion) (b):
  Credit Facility (c).............................. $        --    $        --
  Existing Senior Notes............................         60.0            --
    % Senior Notes due 2005........................          --           100.0
  Purchase Money Debt and other debt...............          7.0            7.0
                                                    ------------   ------------
    Total long-term debt...........................         67.0          107.0
Common Stockholders' Equity:
  Common Stock, Classes A and B....................         49.0           49.0
  Additional paid-in capital (d)...................         89.3           89.3
  Retained earnings (e)............................        132.1          130.1
                                                    ------------   ------------
    Total Common Stockholders' Equity..............        270.4          268.4
                                                    ------------   ------------
    Total Capitalization........................... $      337.4   $      375.4
                                                    ============   ============

- ---------------------
(a) Cash and cash equivalents, as adjusted, includes the proceeds of the Notes after payment for the retirement of the Existing Senior Notes of approximately $63 million (including a prepayment premium of approximately $3 million) and payment of debt issuance costs of approximately $3 million.
(b) Long-term debt includes the current portion, consisting of $8.6 million of the Existing Senior Notes and $1.4 million of the Purchase Money Debt and other debt.
(c) As of September 30, 1994, no cash borrowings were outstanding under the unsecured Credit Facility and the Company had cash borrowing availability of up to $50.0 million, subject to certain restrictions. The Company estimates that approximately $15 million of cash borrowings will be outstanding under the Credit Facility at the time of issuance of the Notes, which amount will be repaid as described under "Use of Proceeds."
(d) Additional paid-in capital is presented net of unearned restricted stock of $1.7 million.
(e) Retained earnings, as adjusted, is after giving effect to the loss (after income tax benefit) on the early extinguishment of the Existing Senior Notes in the amount of approximately $2 million. This loss which consists principally of the prepayment premium on the Existing Senior Notes will be recorded as an extraordinary loss from the early extinguishment of debt in the period that the Existing Senior Notes are retired.

                       SELECTED FINANCIAL AND OTHER DATA

  The following table sets forth selected financial and other data of the Company. The Statements of Operations Data and Balance Sheet Data for each of the five years in the period ended December 31, 1993 are derived from the Consolidated Financial Statements of the Company. The Statements of Operations Data and Balance Sheet Data for the nine months ended September 30, 1993 and 1994 are derived from unaudited consolidated condensed financial statements. The unaudited consolidated condensed financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for the fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended September 30, 1994 are not necessarily indicative of the results that may be expected for the entire year ended December 31, 1994. The financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", the Consolidated Financial Statements and related notes thereto and other financial information included or incorporated by reference in this Prospectus. "Sales and operating revenues" and "costs and operating expenses" include Federal and state excise and other similar taxes.

                                                                            NINE MONTHS ENDED
                                    YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                          ------------------------------------------------  -------------------
                          1989(A)     1990      1991      1992      1993      1993      1994
                          --------  --------  --------  --------  --------  --------  ---------
                                   (DOLLARS IN MILLIONS, EXCEPT OPERATING DATA)
STATEMENTS OF OPERATIONS
 DATA:
 Sales and operating
  revenues(b)...........  $1,523.1  $2,019.9  $1,857.7  $1,795.3  $1,747.4  $1,316.8  $ 1,315.3
 Costs and operating
  expenses(b)...........   1,339.4   1,801.1   1,718.1   1,659.8   1,604.7   1,222.4    1,234.5
 Selling and
  administrative
  expenses..............     126.9     136.4     112.1     102.8      91.7      69.7       62.6
 Depreciation and
  amortization..........      25.9      31.6      33.3      41.5      41.9      31.3       33.7
 Sales and abandonments
  of property, plant and
  equipment(c)..........      (2.7)      1.6       --        1.3       2.3      (0.1)      16.6
 Operating income
  (loss)(d).............      33.6      49.2      (5.8)    (10.1)      6.8      (6.5)     (32.1)
 Interest expense.......       1.8       2.7       7.9       6.8       7.5       5.5        5.8
 Net income (loss)(e)...      21.0      26.0      (6.0)     (5.5)     (4.3)    (11.2)     (25.2)
BALANCE SHEET DATA:
 Cash and cash
  equivalents...........  $   38.3  $   82.5  $   78.1  $   55.5  $   52.0  $   36.4  $    21.2
 Total assets...........     623.7     687.7     687.8     675.3     656.2     649.5      604.2
 Long-term debt
  (including current
  portion)..............      43.1       2.6      88.9      61.6      66.7      61.3       67.0
 Total common
  stockholders' equity..     306.5     324.6     310.7     303.3     298.4     292.0      270.4
CASH FLOW DATA:
 Net cash provided by
  (used in) operating
  activities............  $   59.6  $  123.3  $    0.5  $   53.0  $   28.9  $    9.3  $   (10.5)
 Net cash used in
  investing activities..    (142.5)    (30.7)    (80.8)    (45.8)    (40.0)    (30.5)     (17.9)
 Net cash provided by
  (used in) financing
  activities............      29.8     (48.3)     75.8     (29.8)      7.7       2.1       (2.6)
OPERATING DATA(F):
 Refining Operations
 Production (m bbl/day).     163.9     149.0     147.0     153.5     158.4     159.3      155.0
 Utilization (g)........      92.6%     83.8%     86.7%     87.8%     91.6%     92.2%      90.3%
 Gross margin (per bbl).  $   3.42  $   4.25  $   2.35  $   2.60  $   2.29  $   2.38  $    2.64
 Operating expenses (per
  bbl)..................      1.73      2.13      2.50      2.36      2.31      2.26       2.41
 Retail Operations
 Number of units (at
  period end)...........       715       605       524       435       376       393        356
 Gasoline volume (mm
  gals).................       555       527       469       471       465       345        352
 Average gasoline volume
  per unit
  (m gals/month)........      64.7      72.6      74.6      90.2     103.1      97.5      109.9
 Gasoline gross margin
  (per gal).............      11.9c     11.3c     10.4c     12.6c     13.8c     12.5c      11.0c
 Merchandise sales (mm).  $  160.0  $  150.9  $  121.0  $  103.8  $   82.8  $   63.7  $    64.3
 Average merchandise
  sales per unit
  (m $/month)...........      18.6      20.8      19.2      19.9      18.4      18.0       20.1
 Merchandise gross
  margin................      32.3%     31.7%     32.3%     32.4%     31.6%     32.2%      23.6%
 Operating expenses as a
  percentage of
  retail sales..........      18.9%     18.5%     17.2%     16.9%     16.6%     16.6%      16.6%
OTHER DATA:
 EBITDAAL(h)............  $   85.0  $  117.4  $  (18.4) $   26.9  $   23.3  $   24.6  $    36.1
 Turnaround
   expenditures(i)......       4.1       2.1      21.1      17.7       4.1       2.6        0.6
 Capital expenditures...      32.5      29.4      64.8      38.0      40.9      29.8       21.1
                          --------  --------  --------  --------  --------  --------  ---------
 Total expenditures.....      36.6      31.5      85.9      55.7      45.0      32.4       21.7
 Pro forma interest
   expense(j)...........       --        --        --        --   $   11.7       --   $     9.0
 Ratio of EBITDAAL to
  pro forma interest
  expense (k)...........       --        --        --        --        2.0x      --         4.0x
 Ratio of long-term debt
 to total
  capitalization........     12.3%       0.8%     22.2%     16.9%     18.3%     17.4%      19.9%
 Ratio of earnings to
   fixed charges(l).....       6.0x      7.1x      --        --        1.0x      --         --

                                                  (footnotes on following page)

(a) The Company acquired La Gloria, the owner of the Tyler Refinery, in the fourth quarter of 1989 and accounted for this acquisition utilizing the purchase method of accounting. La Gloria's results of operations have been included in the Company's results of operations since the effective date of the acquisition in the fourth quarter of 1989.
(b) Sales and operating revenues and costs and operating expenses for the years 1989 through 1991 have been adjusted to reflect the reclassification of certain finished product exchange transactions and to include all Federal and state excise and other similar taxes. These changes were made to conform with the current presentation and had no impact on net income
    (loss) in any of the periods presented.
(c) Sales and abandonments of property, plant and equipment in 1989 represent an excess of proceeds over the net book value of the assets sold. Sales and abandonments for all other periods represent a deficiency of the proceeds over the net book value of assets sold or abandoned. For the nine months ended September 30, 1994, losses from sales and abandonments of property, plant and equipment includes the write-down of capitalized expenditures of $16.8 million (before income taxes) related to the abandonment of the Company's plans to construct a hydrodesulphurization unit at the Pasadena Refinery.
(d) The Company's crude oil, refined products, and convenience store merchandise and gasoline inventories are valued at the lower of cost (last-in, first-out or LIFO) or market with the exception of crude oil inventory held for resale which is valued at the lower of cost (first-in, first-out or FIFO) or market. Under the LIFO method, the effects of price increases and decreases in crude oil and other feedstocks are reflected in costs and operating expenses in the period that such price changes occur. In periods of rising prices, using the LIFO method may cause reported operating income to be lower than would otherwise result from the use of the FIFO method. Conversely, in periods of falling prices the LIFO method may cause reported operating income to be higher than would otherwise result from the use of the FIFO method. The impact of LIFO for the periods presented was to increase (decrease) operating income from what would have been reported had the FIFO method been used as follows: year ended December 31, 1989 - $(28.2) million; 1990 - $(35.0) million; 1991 - $45.9 million; 1992 - $5.8 million; 1993 - $27.7 million; nine months ended September 30, 1993 - $0.1 million; 1994 - $(17.9) million.
(e) In 1992, the Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" which resulted in a cumulative decrease in net loss of $13.4 million, and Statement of Financial Accounting Standards No. 106 "Accounting for Postretirement Benefits Other Than Pensions" which resulted in a cumulative increase in net loss of $5.6 million.
(f) Operating Data is determined before considering the impact of applying the LIFO method.
(g) Utilization is defined as crude oil throughput relative to the rated capacity to process crude oil for both Refineries. If other feedstocks were included as throughput in the calculation, utilization would have increased to 107.8%, 98.0%, 96.7%, 101.0%, 104.2%, 104.8% and 102.0% for
    the years ended December 31, 1989, 1990, 1991, 1992, 1993, and for the nine months ended September 30, 1993 and 1994, respectively. Utilization reflects downtime for maintenance turnarounds during which refinery production is reduced significantly. See "Business--Refining Operations-- Pasadena Refinery" and "--Tyler Refinery."

(h) EBITDAAL is defined herein as operating income (loss) before interest and taxes ("EBIT"), excluding depreciation and amortization ("DA"), excluding
    (gain) loss on sales and abandonments of property, plant and equipment ("A"), and excluding the impact on operating income (loss) of accounting for inventory under the LIFO method compared with the FIFO method ("L"), as set forth below:

                                        YEAR ENDED                NINE MONTHS ENDED
                                       DECEMBER 31,                 SEPTEMBER 30,
                             -----------------------------------  -----------------
                             1989    1990   1991    1992   1993     1993      1994
                             -----  ------ ------  ------  -----  --------  ---------
                                                (IN MILLIONS)
   Operating income (loss).  $33.6  $ 49.2 $ (5.8) $(10.1) $ 6.8  $   (6.5) $   (32.1)
   Depreciation and amorti-
    zation.................   25.9    31.6   33.3    41.5   41.9      31.3       33.7
   (Gain) loss on sales and
    abandonments of proper-
    ty, plant and equip-
    ment...................   (2.7)    1.6    --      1.3    2.3      (0.1)      16.6
   Impact of LIFO method...   28.2    35.0  (45.9)   (5.8) (27.7)     (0.1)      17.9
                             -----  ------ ------  ------  -----  --------  ---------
    EBITDAAL...............  $85.0  $117.4 $(18.4) $ 26.9  $23.3  $   24.6  $    36.1
                             =====  ====== ======  ======  =====  ========  =========

  The Company has included this information because it believes that such information is used by certain investors to assess a company's historical ability to meet future debt service, capital expenditures and working capital requirements. EBITDAAL should not be considered as an alternative to net income, as an indicator of operating performance, or as an alternative to cash flows as a measure of liquidity, as such measures would be determined pursuant to generally accepted accounting principles.
(i) Turnaround expenditures reflects periodic major maintenance which is capitalized. See "Business--Refining Operations-- Turnarounds."
(j) Pro forma interest expense represents interest expense reported in the applicable financial statements excluding the interest expense associated with the Existing Senior Notes, and including estimated interest expense associated with the Notes in the amount of $10.5 million and $7.9 million for the year ended December 31, 1993 and for the nine months ended September 30, 1994, respectively, as if the Notes had been issued at the beginning of these periods.
(k) Ratio of EBITDAAL to pro forma interest expense is EBITDAAL divided by pro forma interest expense.
(l) The ratio of earnings to fixed charges equals earnings before fixed charges divided by fixed charges. For purposes of calculating the ratio of earnings to fixed charges, earnings consists of earnings (loss) before income taxes, cumulative effects of changes in accounting principles and fixed charges (excluding capitalized interest). Fixed charges consists of interest expense, capitalized interest and that portion of rental expense representative of the interest factor. For the years ended December 31, 1991 and 1992 and the nine months ended September 30, 1993 and 1994 there were deficiencies in the coverage of fixed charges by earnings before fixed charges of $5.6 million, $17.9 million, $11.8 million and $37.0 million, respectively. The deficiency for the nine months ended September 30, 1994 would have been $20.2 million exclusive of the loss incurred on the abandonment of certain refinery equipment of $16.8 million (before income taxes).

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  Purchases of crude oil supply are typically made pursuant to relatively short-term, renewable contracts with numerous foreign and domestic major and independent oil producers, generally containing market-responsive pricing provisions. The Company has instituted programs designed to manage profit margins by minimizing the Company's exposure to the risks of price volatility related to the acquisition, conversion and sale of crude oil and refined petroleum products. These programs include hedging activities such as the purchase and sale of futures and options contracts to mitigate the effect of fluctuations in the prices of crude oil and refined products. While the Company's net sales and operating revenues fluctuate significantly with movements in industry crude oil prices, such prices do not have a direct relationship to net earnings, which are subject to the impact of the Company's LIFO method of accounting discussed below. The effect of changes in crude oil prices on the Company's operating results is determined more by the rate at which the prices of refined products adjust to reflect such changes. See "Business -- Business Strategy" and "-- Refining Operations."

  The following table estimates the sensitivity of the Company's income before taxes to price changes which impact its refining and retail margins based on a representative production rate for the Refineries and a representative amount of total gasoline sold at the Company's retail units:

       EARNINGS SENSITIVITY                               CHANGE   ANNUAL IMPACT
       --------------------                              --------- -------------
       Refining margin.................................. $0.10/bbl $5.8 million
       Retail margin.................................... $0.01/gal $4.8 million

  The Company conducts environmental assessments and remediation efforts at multiple locations, including operating facilities and previously owned or operated facilities. The Company accrues environmental and clean-up related costs of a non-capital nature when it is both probable that a liability has been incurred and that the amount can be reasonably estimated. Accruals for losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Estimated costs, which are based upon experience and assessments, are recorded at undiscounted amounts without considering the impact of inflation, and are adjusted periodically as additional or new information is available. Expenditures for equipment necessary for environmental issues relating to ongoing operations are capitalized.

  The Company's crude oil, refined products and convenience store merchandise and gasoline inventories are valued at the lower of cost (based on the last-in, first-out or LIFO method of accounting) or market, with the exception of crude oil inventory held for resale which is valued at the lower of cost (based on the first-in, first-out or FIFO method of accounting) or market. Under the LIFO method, the effects of price increases and decreases in crude oil and other feedstocks are charged directly to the cost of refined products sold in the period that such price changes occur. In periods of rising prices, the LIFO method may cause reported operating income to be lower than would otherwise result from the use of the FIFO method. Conversely, in periods of falling prices the LIFO method may cause reported operating income to be higher than would otherwise result from the use of the FIFO method. In addition, the Company's use of the LIFO method may understate, for periods of rising prices, or overstate, for periods of falling prices, the value of inventories on the Company's consolidated balance sheet as compared to the value of inventories under the FIFO method. The Company will make an actual valuation of inventory under the LIFO method only at the end of each year based on the inventory levels and costs at that time. Accordingly, the Company calculates interim LIFO projections based on management's estimates of expected year-end inventory levels and values. Following is the Company's inventory carrying values at September 30, 1994 and December 31, 1993. The Company recorded a LIFO allowance of $46.1 million and $28.2 million as of September 30, 1994 and December 31, 1993, respectively, which represents the approximate understatement of the value of inventories on the

Company's consolidated balance sheets as compared to the value of inventories as computed on a FIFO basis.

                                                     DECEMBER 31, SEPTEMBER 30,
                                                         1993         1994
                                                     ------------ -------------
                                                           (IN MILLIONS)
   Crude oil........................................    $ 39.0       $ 47.8
   Refined products.................................      60.5         73.1
                                                        ------       ------
    Total inventories at FIFO (approximates current
     cost)..........................................      99.5        120.9
   LIFO allowance...................................     (25.8)       (43.7)
                                                        ------       ------
    Total crude oil and refined products............      73.7         77.2
                                                        ------       ------
   Merchandise inventory at FIFO (approximates cur-
    rent cost)......................................       7.2          7.7
   LIFO allowance...................................      (2.4)        (2.4)
                                                        ------       ------
    Total merchandise...............................       4.8          5.3
                                                        ------       ------
   Materials and supplies inventory at FIFO.........       8.3          7.9
                                                        ------       ------
    Total Inventory.................................    $ 86.8       $ 90.4
                                                        ======       ======

  As discussed in Notes D and F of the Notes to Consolidated Financial Statements contained elsewhere in this Prospectus, the Company and its subsidiaries adopted the provisions of the Financial Accounting Standards Board's Statements of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"), effective January 1, 1992. Results for the year ended December 31, 1992, include a $13.4 million cumulative benefit from the effect on prior years of the adoption of SFAS 109, and a $5.6 million cumulative charge, net of tax, from the application of SFAS 106.

  The following discussion should be read in conjunction with "Selected Financial and Other Data" and the Consolidated Financial Statements and notes thereto appearing elsewhere in this Prospectus.

RESULTS OF OPERATIONS

 Nine Months Ended September 30, 1993 and 1994

  The Company's sales and operating revenues increased $12.6 million or 2.8% in the third quarter of 1994 and decreased $1.5 million or 0.1% for the nine months ended September 30, 1994 from the comparable periods in 1993. The Company's sales and operating revenues include all Federal and state excise and other similar taxes. These taxes totalled $97.0 million and $69.0 million for the three months ended September 30, 1994 and 1993, respectively, and $295.1 million and $207.3 million for the nine months ended September 30, 1994 and 1993, respectively. The third quarter increase in sales and operating revenues was primarily attributable to the increase in excise taxes and a 1.8% increase in the average sales price per gallon of petroleum products. Due to deteriorating refinery gross margins which occurred during the third quarter of 1994, the Company reduced operating runs which resulted in a 7.4% decrease in petroleum product sales volumes. The decrease for the nine months ended September 30, 1994 was a result primarily of an 8.5% decrease in the average sales price per gallon of petroleum products and a 0.3% decrease in petroleum products sales volumes which were partially offset by the increase in excise taxes.

  Merchandise sales increased $0.6 million or 1.0% for the nine months ended September 30, 1994 compared to the same period in 1993, while merchandise gross profit decreased $5.3 million or 25.9% for the nine months ended September 30, 1994 compared to the same period in 1993. Merchandise gross margin (merchandise gross profit as a percent of merchandise sales) decreased from 32.2% to

23.6% for the nine months ended September 30, 1993 and 1994, respectively. In addition to a reduction in the number of operating units during the period, the $5.3 million decrease in merchandise gross profit and the related decrease in gross margin was also due to the introduction in early 1994 of a new merchandise pricing program designed to increase per unit customer traffic and overall merchandise sales and gasoline volumes. A key element of the program includes the reduction of prices on certain items such as tobacco products and beverages. While overall merchandise gross profit decreased in the first nine months of 1994 compared with the same period in 1993 as a result of the new strategy, by late September 1994 (that is, late in the third quarter of 1994), merchandise revenue had increased to the point that aggregate merchandise gross profit exceeded same store merchandise gross profit achieved in late September 1993. For the nine months ended September 30, 1994 as compared to the same period in 1993, same store average monthly gasoline volumes and merchandise sales increased approximately 7% and 27%, respectively.

  Costs and operating expenses increased $35.3 million or 8.4% in the third quarter of 1994 compared to the third quarter of 1993. The increase was due to the increase in excise taxes and a 7.7% increase in the average cost per barrel consumed of crude oil and feedstocks. These increases were partially offset by the sales volume decreases as previously discussed. Costs and operating expenses increased $12.2 million or 1.0% for the nine months ended September 30, 1994 compared to the same period in 1993. This increase was due to excise tax increases as previously discussed which were partially offset by a 10.8% decrease in the average cost per barrel consumed of crude oil and feedstocks. The results of operations were affected by the Company's use of the LIFO method to value inventory which decreased the Company's gross margin $0.54 per barrel ($7.4 million) for the three months ended September 30, 1994, while increasing the gross margin $0.11 per barrel ($1.6 million) for the three months ended September 30, 1993. The use of the LIFO method decreased the Company's gross margin $0.43 per barrel ($17.9 million) for the nine months ended September 30, 1994 but did not have a significant effect on the Company's gross margin for the nine months ended September 30, 1993.

  The Company has recently instituted programs designed to manage refining profit margins by minimizing the Company's exposure to the risks of price volatility related to the acquisition, conversion and sale of crude oil and refined petroleum products. These programs include hedging activities such as the purchase and sale of futures and options contracts to offset the effects of fluctuations in the prices of crude oil and refined products. Such hedging activities are subject to specific policies and guidelines established by the Company and are reviewed by the Margin Management Committee composed of senior management and chaired by the Company's Chief Executive Officer. The Company's policy is to manage its crude oil acquisition, refining, and product sales on a daily basis to achieve, at a minimum, prevailing margins available to comparable Gulf Coast refiners and, where appropriate, to pursue forward hedging opportunities which lock in attractive returns. The number of barrels of crude oil and refined products covered by such hedging activities varies from time to time, within certain limits established by the Margin Management Committee. While the Company's hedging activities are intended to reduce volatility while providing an acceptable profit margin on a portion of production, the use of such a program can limit the Company's ability to participate in an improvement in related product profit margins.

  Total refinery throughput averaged 149,500 barrels per day for the third quarter of 1994 compared to 165,600 barrels per day for the third quarter of 1993 due to planned reductions in throughput. Total refinery throughput averaged 155,000 barrels per day for the nine months ended September 30, 1994 compared to 159,300 barrels per day for the same period in 1993. Yields of gasoline and distillates were 87,100 barrels per day (58.3%) and 48,900 barrels per day (32.7%), respectively, in the third quarter of 1994 and 90,700 barrels per day (54.8%) and 54,300 barrels per day (32.8%), respectively, for the third quarter of 1993. Yields of gasoline and distillates were 88,100 barrels per day (56.8%) and 50,600 barrels per day (32.6%), respectively, for the nine months ended September 30, 1994 and

87,600 barrels per day (55.0%) and 50,900 barrels per day (31.9%), respectively, for the same period in 1993.

  Selling and administrative expenses decreased $2.3 million or 9.8% for the three months ended September 30, 1994 and $7.2 million or 10.3% for the nine months ended September 30, 1994 as compared to the same periods in 1993. The decreases are principally due to decreased costs associated with the sale or closing throughout 1993 of retail marketing units which were either not profitable or did not fit with the Company's strategic direction, and cost reductions related to the Company's administrative functions.

  Depreciation and amortization increased $2.1 million or 20.2% for the three months ended September 30, 1994 and $2.4 million or 7.8% for the nine months ended September 30, 1994 compared to the same periods in 1993. These increases were due primarily to accelerated deferred turnaround amortization related to the Pasadena Refinery's fluid catalytic cracking unit. A maintenance turnaround of the fluid catalytic cracking unit, which was previously scheduled for the first quarter of 1995, began in October 1994, and was completed in the fourth quarter of 1994. While the fluid catalytic cracking unit and certain related units were out of service for a significant portion of the fourth quarter, the remainder of the Pasadena Refinery was in operation and is expected to average approximately 81,000 barrels per day of throughput during the fourth quarter of 1994.

  In the three months ended September 30, 1994, costs and operating expenses included $0.7 million and $0.9 million, respectively, related to environmental matters and retail unit closings. This compares to $1.0 million and $0.7 million for the same period of 1993. For the nine months ended September 30, 1994 and 1993, costs and operating expenses included $1.8 million and $3.4 million, respectively, for environmental matters and $1.7 million and $1.8 million, respectively, for retail unit closings. Interest expense for the nine months ended September 30, 1994 and 1993 included the reduction of $0.7 million and $0.6 million, respectively, as a result of the interest rate swap contracts.

  As was discussed in the Company's 1993 Form 10-K, since 1991, the Company had incurred expenditures of approximately $21 million in connection with engineering and an equipment acquisition which would enable the Pasadena Refinery to manufacture low sulphur distillate. As of December 31, 1993, this project had been temporarily halted while the Company further studied the market economics of high sulphur versus low sulphur distillate during a complete business cycle. Management estimates that additional expenditures in the range of approximately $50 million to approximately $80 million would be required to complete this project. Following an evaluation of current and projected margins based on available supply and forecasted demand for low sulphur distillate after one full business cycle, management abandoned its plans to construct a hydrodesulphurization unit at the Pasadena Refinery. Accordingly, sales and abandonments of property, plant, and equipment in the third quarter of 1994 reflect a write-down of the capitalized expenditures of $16.8 million to an estimated net realizable salvage value of $4.0 million. The Pasadena Refinery will continue to manufacture high sulphur distillates which are readily saleable in the Company's market areas.

 Three Years Ended December 31, 1993

  The Company's sales and operating revenues decreased 2.7% in 1993 and 3.4% in 1992 over the previous years. The Company's sales and operating revenues include all Federal and state excise and other similar taxes, which totaled $296.2 million in 1993, $218.9 million in 1992, and $214.7 million in 1991.
The 1993 decrease in sales and operating revenues was primarily due to an 8.8% decrease in the average unit selling price of petroleum products (which was partially offset by a 2.1% increase in sales volumes), to a 19.9% decrease in merchandise sales, and to the increase in excise taxes indicated above. The 1992 decrease in sales and operating revenues was primarily attributable to a 6.6% decrease in the average unit selling price of petroleum products, which was partially offset by a 3.4% increase in sales volumes, and a 12.5% decrease in merchandise sales. The merchandise sales decreases resulted principally from the sale or closing throughout 1992 and 1993 of retail units which were either not profitable or not compatible with the Company's strategic direction. There were 524, 435 and 376 retail units operating at December 31, 1991, 1992 and 1993, respectively.

  Gasoline sales accounted for 56.4% of total 1993 revenues (excluding excise taxes), while distillates and merchandise sales represented 30.4% and 6.0%, respectively. This compares to a dollar mix from sales of 56.8% gasoline, 28.7% distillates and 6.9% merchandise in 1992, and 56.8% gasoline, 29.3% distillates and 7.5% merchandise in 1991.

  Costs and operating expenses decreased 3.3% in 1993, after decreasing 3.4% in 1992. The 1993 decrease was attributable to a decrease of $2.29, or 11.2%, in the average cost per barrel of crude oil and feedstocks, which was partially offset by increases in volumes sold and excise taxes. The 1992 decrease in costs and operating expenses was due primarily to a decrease of $1.45, or 6.6%, in the average cost per barrel of crude oil and feedstocks, which was partially offset by higher sales volumes.

  The results of operations were affected by the Company's use of the LIFO method to value inventory, which results in a better matching of current revenues and costs. The impact of LIFO was to increase the Company's gross margins in 1993, 1992 and 1991 by $0.48 per barrel ($27.7 million), $0.10 per barrel ($5.8 million) and $0.86 per barrel ($45.9 million), respectively. The 1992 LIFO impact is net of a $2.3 million gross margin decrease resulting from a liquidation of LIFO inventory quantities as discussed in Note B of the Notes to Consolidated Financial Statements appearing elsewhere in this Prospectus.

  Total refinery production was: 158,400 barrels per day in 1993, yielding 86,300 barrels per day of gasoline (54.5%) and 51,700 barrels per day of distillates (32.6%); 153,500 barrels per day in 1992, yielding 86,200 barrels per day of gasoline (56.2%) and 49,000 barrels per day of distillates (31.9%); and 147,000 barrels per day in 1991, yielding 78,000 barrels per day of gasoline (53.1%) and 47,300 barrels per day of distillates (32.2%). Refinery production was slightly impacted in 1993 by a scheduled maintenance turnaround in the second quarter at the Tyler Refinery, while refinery production was more dramatically reduced in 1992 by scheduled first quarter maintenance turnarounds at both Refineries. Due to poor refining margins in the fourth quarter of 1993, the Company announced that it had reduced throughput at its Pasadena Refinery by approximately 20%. In 1991, overall refinery production and gasoline yields were reduced by the first quarter's scheduled turnaround and extensive modification of the Pasadena Refinery's fluid catalytic cracking unit, an important component in gasoline production. The Company's finished product requirements in excess of its refinery yields and existing inventory levels are acquired through exchange agreements or outright purchases.

  On September 28, 1993, a fire destroyed the Company's Red Bluff truck loading rack (the "Pasadena Terminal Rack") located one mile from the Pasadena Refinery. Since the fire, the Company has supplied its terminal rack customers with refined product from nearby locations. However, due to the strategic location of the Pasadena Terminal Rack, the Company has experienced certain reductions in operating margins in selling refined product at these alternative sites or in the bulk products market. Prior to the fire, refined product sold from the Pasadena Terminal Rack approximated 4% of consolidated 1993 refined product sales volumes. In the interim, the Company has supplied its customers through exchange terminals while it evaluates its options regarding repairs to the facility.

  Annual selling and administrative expenses decreased 10.8% in 1993 after decreasing 8.3% in 1992. The 1993 decrease resulted primarily from decreased store level and marketing administrative costs associated with the closing of retail units, and the consolidation of certain marketing field operations. The 1992 decrease is also attributable to reduced costs associated with the closing of retail units and reductions resulting from the reorganization of the Company's administrative functions. At December 31, 1993, the Company had 127 convenience stores, 111 mini-marts, and 138 gasoline stations, compared to 173 convenience stores, 119 mini-marts, and 143 gasoline stations at December 31, 1992 and 246 convenience stores, 126 mini-marts, and 152 gasoline stations at December 31, 1991. Despite the net reduction in 1993 of 59 units (13.6%) from the December 31, 1992 level, the

Company experienced a 9.1% increase in total retail petroleum product gross margin while total retail sales volumes decreased less than 1%. Selling and administrative expenses in 1993 include $0.7 million in reorganization and office closure costs, while reorganization costs of $0.4 million and $1.1 million are included in selling and administrative expenses for 1992 and 1991, respectively.

  Operating costs and expenses in 1993, 1992 and 1991 include $6.3 million, $5.2 million and $10.6 million, respectively, related to environmental matters and $2.4 million, $2.4 million and $5.2 million, respectively, related to retail units that have been closed. Operating costs and expenses in 1993 also include $1.8 million of accrued casualty related costs. Operating costs and expenses in 1992 include a $1.0 million reserve for the write-off of excess refinery equipment and a $1.3 million write-off of refinery feasibility studies.

  Depreciation and amortization in 1993 was comparable to that recorded in 1992. Depreciation and amortization increased 24.5% in 1992. This increase resulted from additional depreciation and amortization relating to the 1991 capital modification and turnaround at the Pasadena Refinery, which was completed in March 1991, depreciation associated with other capital expenditures made in 1991 and amortization of the 1992 turnarounds. Additionally, $2.4 million of depreciation was recorded as a result of the step-up in basis of fixed assets as required by the adoption of SFAS 109, effective January 1, 1992.

  There was a loss of $2.3 million from sales and abandonments of property, plant and equipment in 1993, primarily as a result of a write-down of the sulphur unit at the Pasadena Refinery. There was a loss of $1.3 million from sales and abandonments of property, plant and equipment in 1992, including a $0.9 million write-off of abandoned equipment related to the capital modification of the Pasadena Refinery's fluid catalytic cracking unit.

  Interest and other income increased $1.4 million in 1993 and decreased $4.7 million in 1992 from the previous year. The 1992 decrease was due primarily to a decrease of $40.9 million in the average daily cash invested and to decreases in average interest rates. Interest and other income in 1993 included income of $0.7 million from the Company's wholly owned insurance subsidiary, compared to a loss of $1.0 million in 1992 and income of $0.2 million in 1991 from such subsidiary.

  Non-operating gains in 1991 related to the Pasadena Refinery include a favorable $2.4 million litigation settlement with respect to property tax assessments for the years 1986 to 1989 and a favorable $1.2 million insurance settlement. There were no material net non-operating gains or losses credited or charged to income in 1993 or 1992.

  Interest expense increased $0.6 million in 1993 and decreased $1.1 million in 1992 from the previous year. The 1993 increase related to a decrease in capitalized interest as disclosed in Note C of the Notes to Consolidated Financial Statements appearing elsewhere in this Prospectus. The 1992 decrease was due to decreases in the average effective rate on cash borrowed, reflecting the positive results of the Company's interest rate swap program. Interest expense for 1993 and 1992 was reduced by $0.8 million and $1.1 million, respectively, as a result of the interest rate swap contracts. Increases of $5.2 million in the average daily cash borrowed in 1992 partially offset the decreased expense.

  As discussed in Note D of the Notes to Consolidated Financial Statements appearing elsewhere in this Prospectus, the passage of the Tax Act of 1993 increased the Federal corporate income tax rate from 34% to 35%, effective January 1, 1993. The effect of this change in rate was to increase the Company's 1993 income tax expense and net loss by $2.3 million, or $0.23 per share.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's cash and cash equivalents at September 30, 1994 of $21.2 million were $30.9 million lower than at December 31, 1993. This decrease resulted from cash used in investment activities of $17.9 million for the nine months ended September 30, 1994, which consists of capital expenditures of $21.1 million and deferred turnaround expenditures of $0.6 million net of proceeds from sales of property, plant and equipment of $3.4 million. Additionally, cash outflows included $2.7 million for the acquisition of shares of the Company's Class B Common Stock as discussed below. Partially offsetting these cash outflows was cash provided from operations before changes in working capital of $17.9 million and net proceeds received from the Purchase Money Debt of $0.4 million.

  Net cash used in operating activities (including changes in working capital) totaled $10.4 million for the nine months ended September 30, 1994 compared to cash provided by operating activities of $9.3 million for the nine months ended September 30, 1993. The 1994 outflows consist of $28.3 million related to working capital requirements resulting from increases in the value and volume of crude oil and finished product inventories, receivables and prepaid operating expenses and to decreases in inventory payables and in accrued excise tax liabilities. These outflows were partially offset by $17.9 million of cash provided from operations before changes in working capital. The 1993 amount consists of cash provided from operations before changes in working capital of $20.0 million, and cash outflows of $10.7 million relating to working capital, resulting primarily from decreases in crude oil and refined products payable and increases in the value of crude oil and finished product inventories, which were partially offset by net decreases in accounts receivable. The timing of collection of the Company's receivables is impacted by the specific type of sale and associated terms. Bulk sales of finished products are typically sold in 25,000 barrel increments with three day payment terms. Rack sales at the Company's product terminals are sold by truckload (approximately 8,000 gallons) with seven to ten day payment terms. While the Company's overall sales are aligned to its refining capability, receivables can vary between periods depending upon the specific type of sale and associated payment terms for sales near the end of a reporting period. At September 30, 1994 and December 31, 1993, accounts receivable had decreased from the same period of the previous year due to bulk sales representing a higher proportion of overall sales volume immediately preceding the end of the respective periods.

  Net cash outflows from investment activities were $17.9 million for the nine months ended September 30, 1994 compared to a net outflow of $30.5 million for the same period in 1993. The 1994 activity relates primarily to $21.1 million of capital expenditures (which includes $11.8 million for the Refineries and $6.9 million related to the marketing area). These cash outflows were partially offset by proceeds from the sale of property, plant and equipment of $3.4 million. The 1993 amount consists principally of capital expenditures of $29.8 million ($15.3 million relating to marketing and $14.0 million relating to the Refineries) and $2.6 million in Tyler Refinery deferred turnaround charges.

  Net cash used in financing activities was $2.6 million for the nine months ended September 30, 1994 compared to cash provided by financing activities of $2.1 million for the nine months ended September 30, 1993. The 1994 cash outflows relate primarily to the acquisition of 135,000 shares of Class B Common Stock for use in connection with the awards of stock and options under the 1994 Long-Term Incentive Plan, as disclosed in Note E of the Notes to Unaudited Consolidated Condensed Financial Statements appearing elsewhere in this Prospectus. The 1993 inflows are the result of proceeds from the termination of interest rate swap contracts.

  The Company had recorded a liability of approximately $16 million as of September 30, 1994 to provide for the estimated costs of compliance with environmental regulations which are not anticipated to be of a capital nature. During the years 1994-1996, the Company estimates environmental related expenditures of approximately $4 million and approximately $19 million at the Pasadena Refinery and the Tyler Refinery, respectively. Of these expenditures, it is anticipated that approximately $3 million for the Pasadena Refinery and approximately $17 million for the Tyler Refinery will be of a capital nature, while approximately $1 million at the Pasadena Refinery and approximately $2 million for the Tyler Refinery will be related to previously accrued expenditures of a non-capital nature. At the Company's retail marketing facilities, capital expenditures relating to environmental improvements are planned totalling approximately $23 million through 1998.

  The Company's cash and cash equivalents were $3.5 million lower at year-end 1993 than at year-end 1992. The decrease was attributable to $40.0 million of net cash outflows from investment activities, which was partially offset by cash provided by operating activities of $28.9 million and cash provided by financing activities of $7.6 million.

  The $28.9 million cash generated from operating activities in 1993 is net of an $11.2 million cash outflow relating to working capital. The cash was generated primarily from $40.0 million of cash from operations before changes in operating assets and liabilities and a net reduction in accounts receivable of $21.5 million. This amount was reduced by decreases in accounts payable for crude oil and refined products and by increases in crude oil and finished product inventories. Since the Company purchases much of its crude oil in bulk, crude oil payables fluctuate, depending on when the cargo is received and when the related payment is made.

  Net cash outflows from investment activities in 1993 consisted principally of capital expenditures of $40.9 million (which includes $19.1 million related to marketing and $19.5 million for the Refineries operations) and $4.1 million of Tyler Refinery deferred turnaround costs. The total outflows from investment activities were partially offset by proceeds of $5.5 million from the sale of property, plant and equipment.

  Net cash provided by financing activities in 1993 relates primarily to $5.5 million borrowed upon the security of the Purchase Money Debt as discussed in Note C of the Notes to Consolidated Financial Statements appearing elsewhere in this Prospectus.

  As a result of a strong balance sheet and overall favorable credit relationships, the Company has been able to maintain open lines of credit with its major suppliers. Under the Credit Facility, the Company had outstanding as of September 30, 1994 irrevocable standby letters of credit in the principal amount of $18.8 million for purposes in the ordinary course of business. During the second quarter of 1994, the Company obtained an additional uncommitted line of credit with a major financial institution, for up to $20.0 million in standby letters of credit, primarily for the purchase of crude oil. Under this agreement, the Company had outstanding as of September 30, 1994 an irrevocable standby letter of credit in the principal amount of $7.2 million.

  As discussed in Note C of the Notes to Consolidated Financial Statements appearing elsewhere in this Prospectus, effective December 1, 1993, the Company entered into the Purchase Money Debt for the financing of certain gasoline station and terminal equipment and office furnishings. As of September 30, 1994, there was a total of $5.8 million outstanding under the Purchase Money Debt.

  As of September 30, 1994, no cash borrowings were outstanding under the Credit Facility, and no such borrowings are outstanding as of the date hereof. As discussed in Note C of the Notes to Unaudited Consolidated Condensed Financial Statements, effective September 30, 1994, the Company executed amendments to the Credit Facility and the Note Purchase Agreement (as defined) under which the Existing Senior Notes were issued. These amendments establish new financial covenants which became necessary due to decreased refining margins in 1994 and the write-down of Pasadena Refinery equipment as previously discussed. The amendment to the Credit Facility also permits the incurrence of indebtedness represented by the Notes. At September 30, 1994, the Company was in compliance with all amended covenants and provisions of the Note Purchase Agreement and the Credit Facility. Continued compliance with the covenants imposed by the Note Purchase Agreement and the Credit Facility is dependent, among other things, upon the level of future earnings and the rate of capital spending. The Company intends to use a portion of the net proceeds from the sale of the Notes to retire the Existing Senior Notes, including the payment of accrued interest and a required prepayment premium, and to repay borrowings outstanding under the Credit Facility. See "Use of Proceeds" and "Description of Other Indebtedness."

  Also as discussed in Note C of the Notes to Unaudited Consolidated Condensed Financial Statements appearing elsewhere in this Prospectus, the Company has entered into interest rate swap agreements to manage the cost of borrowings. These swaps have effectively converted $47.5 million of its fixed rate debt to variable interest rates with remaining periods ranging from 1996 to 1998. According to the terms of these swap agreements, interest rates are reset on various predetermined dates which range from November 1994 to March 1998. Due to recent increases in market interest rates, it is possible that the Company's net effective interest rate will increase from current levels. As of September 30, 1994, the Company had recorded a deferred gain of $1.4 million associated with having terminated an interest rate swap. The termination of existing interest rate swap agreements as of September 30, 1994 would result in a loss of approximately $2 million. The Company may utilize interest rate swaps in the future to manage the cost of funds.

  In 1993, due to declining interest rates, the Company reduced the discount rate used to measure obligations for pension and postretirement benefits other than pensions. While this change has the effect of increasing the Company's 1994 net periodic pension cost, adjustments to other assumptions used in accounting for the Company's defined benefit plans have resulted in a minimal impact on the overall cost.

  The Company is involved in a continual process of evaluating growth opportunities in its core business as well as its capital resources alternatives. Total capital expenditures and deferred turnaround costs in 1994 are projected to approximate the 1993 expenditures of $44.9 million. The capital expenditures relate primarily to planned enhancements at the Refineries, retail unit improvements and company-wide environmental requirements. The estimated expenditures for 1994 include approximately $17.4 million expected during the fourth quarter relating to the Pasadena Refinery turnaround and associated capital expenditures. The Company anticipates funding these 1994 expenditures principally through funds from operations, existing available cash and the net proceeds from the sale of Notes.

  The oil refining and marketing industry in which the Company operates is highly competitive. Many of the Company's principal competitors are major integrated, multinational oil companies that are substantially larger and may have substantially greater financial and operating resources than the Company. See "Business -- Competition."

  The Company believes that following the sale of the Notes and the application of the proceeds thereof, cash provided from its operating activities, together with other available sources of liquidity, including borrowings under the Credit Facility and the remaining proceeds of the Notes, will be sufficient over the next several years to make required payments of principal and interest on its debt, including interest payments due on the Notes, permit anticipated capital expenditures and fund the Company's working capital requirements.

  The Company has disclosed in Note G of the Notes to Consolidated Financial Statements various contingencies which involve litigation, environmental liabilities and examinations by the Internal Revenue Service. Depending on the occurrence, amount and timing of an unfavorable resolution of these contingencies, the outcome of which cannot be determined at this time, it is possible that the Company's future results of operations or cash flows could be materially affected in a particular quarter or year. However, the Company has concluded, after consultation with counsel, that there is no reasonable basis to believe that the ultimate resolution of any of these contingencies will have a material adverse effect on the Company's consolidated financial position.

EFFECTS OF INFLATION AND CHANGING PRICES

  The Company's Consolidated Financial Statements are prepared on the historical cost method of accounting and, as a result, do not reflect changes in the dollar's purchasing power. In the capital intensive industry in which the Company operates, the replacement costs for its properties would generally far exceed their historical costs. Accordingly, depreciation would be greater if it were based on current replacement costs. However, since replacement facilities would reflect technological improvements and changes in business strategies, such facilities would be expected to be more productive and versatile than existing facilities, thereby increasing profits and offsetting increased depreciation and operating costs.

  In recent years, crude oil and refined petroleum product prices have been falling which has resulted in a net reduction in working capital requirements. If the prices increase in the future, the Company will expect a related increase in working capital needs.

                                    BUSINESS

COMPANY OVERVIEW

  The Company, which traces its origins to 1917, is one of the largest independent refiners and marketers of petroleum products in the United States. The Company owns and operates two strategically located, high-conversion refineries with a combined capacity of 152,000 barrels of crude oil per day --
 a 100,000 barrel per day facility located in Pasadena, Texas, near Houston, and a 52,000 barrel per day facility located in Tyler, Texas. The Company is also a leading marketer of petroleum products and merchandise through a network of over 350 gasoline stations and convenience stores located in the Mid-Atlantic and Southeastern United States. In support of these businesses, the Company operates 16 product terminals located on three major product pipelines along the Gulf Coast and Eastern Seaboard and in the Central United States.

  The Company's predecessor began operations as an oil and gas exploration and production company. The Company constructed its own refinery in 1920, the first on the Houston Ship Channel, which began manufacturing lube oils in 1920 and gasoline in 1925. The Company began retail operations on the East Coast in 1943. In addition, during World War II, the Company pioneered the manufacture of 100 octane aviation fuel. In the 1960's, the Company expanded the Pasadena Refinery and originated the multi-pump retailing concept. The Company further expanded its retail operations in the Southeastern United States in 1983 by acquiring two convenience store chains. In 1987, the Company divested its exploration and production operations and focused on its refining and marketing businesses. The proceeds of the sale of the exploration and production properties enabled the Company to acquire all of the outstanding stock of La Gloria Oil and Gas Company, the owner of the Tyler Refinery. As a result of that acquisition, the Company's aggregate refining capacity increased by more than 50%.

BUSINESS STRATEGY

  The Company's business strategy is designed to take advantage of the anticipated improvement in the refining industry and to improve retail profitability, while managing the risks inherent in a cyclical, commodity based business. The key elements of this strategy include:

 Invest in Improved Productivity

  The Company intends to focus on improving productivity in two areas. First, the Company is continuing efforts to position itself as a low-cost refiner through the implementation of low-risk capital projects which are expected to have short payback periods and attractive internal rates of return. Over the last five years, the Company has invested over $91 million in projects focusing on improved productivity. For example, the Company recently completed the first phase of a distributed control system designed to optimize yields and improve efficiency at the Pasadena Refinery. Second, the Company has recently initiated a comprehensive program to improve its business processes, including the installation of an integrated information system. This integrated system should enable management to more effectively monitor and control the critical elements of its business. In particular, the system is designed to link relevant information throughout the Company's operations, including raw material acquisitions, refining operations, finished product distribution and retail marketing operations. Management believes that this project should improve productivity by reducing expenses and enhancing organizational effectiveness.

 Manage Refinery Margins

  The Company has recently instituted programs designed to manage refining profit margins by minimizing the Company's exposure to the risks of price volatility related to the acquisition, conversion and sale of crude oil and refined petroleum products. These programs include hedging activities such as the purchase and sale of futures and options contracts to offset the effects of fluctuations in the prices of crude oil and refined products. Such hedging activities are subject to specific policies and guidelines established by the Company and are reviewed by the Margin Management Committee composed of senior management and chaired by the Company's Chief Executive Officer. The Company's policy is to manage its crude oil acquisition, refining, and product sales on a daily basis to achieve, at a minimum, prevailing margins available to comparable Gulf Coast refiners and, where appropriate, to pursue forward hedging opportunities which lock in attractive returns. The number of barrels of crude oil and refined products covered by such hedging activities varies from time to time, within certain limits established by the Margin Management Committee. While the Company's hedging activities are intended to reduce volatility while providing an acceptable profit margin on a portion of production, the use of such a program can limit the Company's ability to participate in an improvement in related product profit margins.

 Expand Retail Volume and Profitability

  The Company believes that there is substantial opportunity to improve margins and reduce earnings volatility by improving the balance between its Pasadena Refinery production and its marketing of gasoline through retail units. Currently, average daily retailing volumes of gasoline represent approximately 47% of the Pasadena Refinery's daily gasoline production capability. Management believes that improving this balance should enable the Company to reduce its vulnerability to short term or cyclical margin shrinkage at the refining level. The Company has developed a retail marketing initiative which focuses on increasing gasoline volumes and merchandise sales and decreasing the per unit administrative cost of its retail operations to improve overall productivity. In pursuit of increased gasoline volumes and merchandise sales, the Company intends to: (i) enhance its existing retail locations and develop new sites;
(ii) continue its aggressive pricing and marketing strategies, including regular promotional programs; and (iii) pursue the selective acquisition of additional retail units which are located adjacent to or within the Company's current market areas or in new markets. Additionally, the Company intends to improve overall retail marketing productivity by taking advantage of newly developed technologies and by leveraging its existing retail support and overhead structure across a higher volume retail marketing operation.

 Continue Emphasis on Environmental Improvements

  The Company intends to continue to invest in projects encouraged by the Clean Air Act and projects required by Federal and state environmental regulations. The Company recently installed a hydrodesulphurization unit at its Tyler Refinery at a cost of $8.5 million to enable the Company to produce 12,000 barrels per day of low sulphur highway diesel. The Company is also spending $3.5 million to enable the Pasadena Refinery to produce summer grade reformulated gasoline. With respect to its retail operations, the Company has accelerated compliance with the 1998 underground storage tank environmental requirements. The Company believes that over 50% of its retail units are currently in full or substantial compliance with these 1998 standards. The Company has spent approximately $107 million over the past five years on environmental related matters, both capital and non-capital in nature. The Company plans to invest approximately $63 million during the next five years on capital projects for its refining and marketing operations either in connection with compliance or to enable the

Company to produce transportation fuel products that meet higher environmental standards such as improved air quality.

 Maintain Strong Balance Sheet

  The Company intends to maintain a low ratio of debt to total capitalization consistent with historical levels, which management believes will assist the Company in withstanding cyclical industry downturns and taking advantage of strategic opportunities. As of September 30, 1994, as adjusted to give effect to the sale of the Notes and the application of the net proceeds therefrom, the Company's ratio of total debt to total capitalization was 28.5%.

REFINING OPERATIONS

 Overview

  The Company owns and operates two strategically located, high conversion refineries with a combined capacity of 152,000 barrels of crude oil per day --
 a 100,000 barrel per day facility located in Pasadena, Texas, near Houston, and a 52,000 barrel per day facility located in Tyler, Texas. Both Refineries are operated to generate a product mix of over 85% higher margin fuels, primarily transportation fuels such as gasoline, highway diesel and jet fuel. When operating to maximize the production of light products, the product mix at both of the Refineries is approximately 55% gasoline, 33% distillates (such as diesel, home heating oil, jet fuel, and kerosene), 6% petrochemical feedstocks and 6% slurry oil and petroleum coke.

  The Pasadena Refinery and Tyler Refinery averaged production of 106,746 barrels per day and 48,213 barrels per day, respectively, during the nine months ended September 30, 1994. While both Refineries primarily run sweet (low sulphur content) crude oil, they can process up to 20% of sour (high sulphur content) crude oil in their mix.

  The Company's access to extensive pipeline networks provides it with the ability to acquire crude oil directly from major integrated and independent domestic producers, foreign producers, or trading companies, and to transport this crude to the Refineries at a competitive cost. The Pasadena Refinery, has docking facilities which provide direct access to tankers and barges for the delivery of crude oil and other feedstocks. The Company also has agreements with terminal operators for the storage and handling of the crude oil it receives from large ocean-going vessels and which the Company transports to the Refineries by pipeline. The Tyler Refinery benefits from its location in East Texas since the Company can purchase high quality crude oil at favorable prices directly from nearby producers. In addition, the Tyler Refinery is the only supplier of a full range of petroleum products in its local market area. See "-- Supply, Transportation and Wholesale Marketing."

  Over the past several years, the Company has made significant capital investments to upgrade its refining facilities and improve operational efficiency. The Company has also recently completed several programs which have resulted in increased profitability at the refinery level. The Company began a maintenance expense reduction program at the Pasadena Refinery in 1992. This program is designed to reduce routine maintenance expenditures by increasing project reliability, reducing the use of outside contractors, decreasing the overall amount of overtime expenditures and realigning maintenance personnel responsibilities. The result of this program has been to reduce average maintenance expenditures from $1.6 million per month in 1991 to approximately $1 million per month for the nine months ended September 30, 1994. The Company has also initiated a gain sharing program with its employees at the Tyler Refinery under which savings realized are shared with the employees on a quarterly basis. Both the Company and the employees are already benefitting from the early stages of this program. See "-- Employees."

 Refining Strategy

  The Company's refining strategy is designed to utilize its strengths to take advantage of the anticipated improvement in the refining industry while managing the risks involved in a cyclical, commodity based business. The key elements of this strategy include: (i) increasing productivity and improving the technical sophistication and operating reliability of the Company's refining operations; (ii) managing margins through formalized and disciplined programs to achieve, at a minimum, prevailing industry margins available to comparable Gulf Coast refiners and, when appropriate, to pursue hedging opportunities which lock in attractive returns; and (iii) continuing to make investments encouraged by the Clean Air Act and other regulations. The Company believes that the implementation of this strategy should result in increased operational efficiency, improved refining profitability and reduced earnings volatility.

 Pasadena Refinery

  The Pasadena Refinery is located on approximately 174 acres in Pasadena, Texas and was the first refinery built on the Houston Ship Channel. The Refinery has been substantially modernized since 1969 and today has a rated crude capacity of 100,000 barrels per day. During the past five years, the Company has invested approximately $105 million in major upgrading and maintenance projects.

  The Company's refining strategy includes several initiatives to enhance productivity. For example, the Company has completed the first phase of an extensive plant-wide distributed control system at the Pasadena Refinery which is designed to improve product yields, make more efficient use of personnel and optimize process operations. The crude and vacuum distillation, coking, and distillate hydrotreating units are currently benefitting from the system which began operating in June 1994. The fluid catalytic cracking unit is scheduled to be added to the system in the second quarter of 1995 and the remainder of the Pasadena Refinery is scheduled to be added by the first quarter of 1996. The distributed control system uses technology that is fast, accurate and provides increased information to both operators and supervisors.

  The Pasadena Refinery has a crude unit with a 100,000 barrels per day atmospheric column and a 38,000 barrels per day vacuum tower. Major downstream units consist of a 52,000 barrels per day fluid catalytic cracking unit, a 12,000 barrels per day delayed coking unit, two alkylation units with a combined capacity of 10,000 barrels per day of alkylate production, and two reformers with a combined capacity of 36,000 barrels per day. Other units include two depropanizer units that can produce 5,500 barrels per day of refinery grade propylene, a liquefied petroleum gas unit that removes approximately 1,000 barrels per day of liquids from the refinery fuel system and a methyl tertiary butyl ether ("MTBE") unit which can produce approximately 1,500 barrels per day of MTBE for gasoline blending. The Company recently abandoned its plans to construct a hydrodesulphurization unit at its Pasadena Refinery. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations -- Nine Months Ended September 30, 1993 and 1994."

  The Clean Air Act mandates that after January 1, 1995 only reformulated gasoline ("RFG") may be sold in certain ozone non-attainment areas, including some metropolitan areas where the Company sells gasoline. Using production from its MTBE unit, the Pasadena Refinery can currently produce 12,000 barrels per day of winter grade RFG. With additional purchases of MTBE, ethanol or other oxygenates, all of the Pasadena Refinery's current gasoline production could meet winter grade RFG standards. The Company is in the process of constructing a reformate splitter at its Pasadena Refinery at a cost of $3.5 million which will enable it to make 12,000 barrels per day of summer grade RFG using its own MTBE, and up to 100% of its Pasadena Refinery gasoline production as summer grade RFG with the purchase of additional oxygenates. This project is expected to be completed by August 1995 and will satisfy all of the Company's retail RFG requirements.

  During the first nine months of 1994, the Pasadena Refinery operated at approximately 90% of rated crude unit capacity with production yielding approximately 57% gasoline and 32% distillates. Of the total gasoline production, approximately 16% was premium octane grades. In addition, the Pasadena Refinery produced and sold by-products including propylene, propane, slurry oil, petroleum coke and sulphur.

  The Company owns and operates storage facilities located on approximately 130 acres near its Pasadena Refinery which, together with tanks on the refinery site, provide the Company with a storage capacity of approximately
6.2 million barrels (2.8 million barrels for crude oil and 3.4 million barrels for refined petroleum products and intermediate stocks).

  The Pasadena Refinery's refined petroleum products are delivered to both wholesale and retail customers. Approximately one-half of the gasoline and distillate production is sold wholesale into the Gulf Coast spot market and one-half is shipped by the Company on the Colonial and Plantation pipelines for sale in East Coast wholesale and retail markets. The Company's retail gasoline requirements represent approximately 47% of the Pasadena Refinery's gasoline production capability.

  The production levels of the Pasadena Refinery for the years ended December 31, 1991, 1992 and 1993 and for the nine months ended September 30, 1993 and 1994 were as follows:

                      PASADENA REFINERY PRODUCTION YIELD

                                  YEAR ENDED DECEMBER 31,          NINE MONTHS ENDED SEPTEMBER 30,
                          ---------------------------------------- -------------------------------
                              1991         1992          1993           1993            1994
                          ------------ ------------- ------------- --------------- ---------------
                           BPD     %     BPD     %     BPD     %     BPD      %      BPD      %
                          ------ ----- ------- ----- ------- ----- -------- ------ -------- ------
Gasoline
 Unleaded...............  39,600  40.1  46,445  44.8  49,009  45.1   49,590   45.1   51,200   48.0
 Premium unleaded.......  11,301  11.4  12,468  12.0   9,903   9.1   10,697    9.7    9,613    9.0
                          ------ ----- ------- ----- ------- ----- -------- ------ -------- ------
 Total gasoline.........  50,901  51.5  58,913  56.8  58,912  54.2   60,287   54.8   60,813   57.0
Diesel fuel.............  25,452  25.7  28,311  27.3  28,064  25.8   28,758   26.3   24,783   23.1
Jet fuel................   5,898   6.0   3,767   3.6   6,646   6.2    5,754    5.2    9,346    8.8
                          ------ ----- ------- ----- ------- ----- -------- ------ -------- ------
 Total high value
  products..............  82,251  83.2  90,991  87.7  93,622  86.2   94,799   86.3   94,942   88.9
Other...................  16,556  16.8  12,783  12.3  15,031  13.8   15,101   13.7   11,804   11.1
                          ------ ----- ------- ----- ------- ----- -------- ------ -------- ------
 Total production.......  98,807 100.0 103,774 100.0 108,653 100.0  109,900  100.0  106,746  100.0
                          ====== ===== ======= ===== ======= ===== ======== ====== ======== ======
Refinery utilization(a).          84.5          85.2          90.6            91.6            89.7

- ---------------------
(a) Refinery utilization is crude throughput relative to the rated capacity of the refinery to process crude oil. If other feedstocks were included as throughput in the calculation, the utilization would have increased to 98.8%, 103.8%, 108.7%, 109.9% and 106.7% for the years ended December 31,
    1991, 1992, 1993 and for the nine months ended September 30, 1993 and 1994, respectively. Refinery utilization reflects downtime for maintenance turnarounds of approximately two months on the fluid catalytic cracking unit in 1991, and two months on the crude, alkylation, coking and reformer units in 1992. During a turnaround, refinery production is reduced significantly.

 Tyler Refinery

  The Tyler Refinery is located on approximately 100 of the 529 acres owned by the Company in Tyler, Texas and has a rated crude capacity of 52,000 barrels per day. This Refinery, which was acquired from Texas Eastern Corporation in the fourth quarter of 1989, had been substantially modernized between 1977 and 1980. The Tyler Refinery's location allows it to access nearby high quality East Texas crude oil which accounts for approximately 95% of its crude supply. This crude oil is transported to the Refinery on the McMurrey and Scurlock pipeline systems. The Company owns the McMurrey system and has a long-term contract for use of the Scurlock system with Scurlock Permian Pipe Line Corporation. The Company also has the ability to ship crude oil to the Tyler Refinery by pipeline from the Gulf Coast and does so when market conditions are favorable. Storage capacity at the Tyler Refinery exceeds 2.7 millions barrels (1.2 million barrels for crude and 1.5 million barrels for refined petroleum products and intermediate stocks), including tankage along the Company's pipeline system.

  The Tyler Refinery has a crude unit with a 52,000 barrels per day atmospheric column and a 16,000 barrels per day vacuum tower. The other major process units at the Tyler Refinery include an 18,000 barrels per day fluid catalytic cracking unit, a 6,000 barrels per day delayed coking unit, a 20,000 barrels per day naphtha hydrotreating unit, a 12,000 barrels per day distillate hydrotreating unit, two reforming units with a combined capacity of 16,000 barrels per day, a 5,000 barrels per day isomerization unit, and an alkylation unit with a capacity of 4,700 barrels per day. The hydrotreating units were significantly modified in 1993 enabling this plant to produce 12,000 barrels per day of distillate which meets the Clean Air Act's .05% sulphur requirements for highway diesel.

  For the first nine months of 1994, the Tyler Refinery operated at approximately 91% of rated crude unit capacity, with production yielding approximately 57% gasoline and approximately 34% distillates. Of the total gasoline production, approximately 18% was premium octane grades. In addition, the Refinery produced and sold by-products including propylene, propane, slurry oil, petroleum coke and sulphur. The Tyler Refinery is the principal supplier of refined petroleum products in the East Texas market with approximately 60% of production sold at the Refinery's truck terminal. The remaining production is shipped via the Texas Eastern Products Pipeline for sale either from the Company's terminals or from other terminals along the pipeline. Deliveries under term exchange agreements account for the majority of the truck terminal sales.

  The production levels of the Tyler Refinery for the years ended December 31, 1991, 1992 and 1993 and for the nine months ended September 30, 1993 and 1994 were as follows:

                        TYLER REFINERY PRODUCTION YIELD

                                 YEAR ENDED DECEMBER 31,          NINE MONTHS ENDED SEPTEMBER 30,
                          -------------------------------------- ---------------------------------
                              1991         1992         1993           1993             1994
                          ------------ ------------ ------------ ---------------- ----------------
                           BPD     %    BPD     %    BPD     %     BPD       %      BPD       %
                          ------ ----- ------ ----- ------ ----- -------- ------- -------- -------
Gasoline
 Unleaded...............  22,831  47.4 22,650  45.5 22,443  45.1   22,338    45.3   22,290    46.2
 Premium unleaded.......   4,263   8.9  4,651   9.4  4,921   9.9    4,936    10.0    4,969    10.3
                          ------ ----- ------ ----- ------ ----- -------- ------- -------- -------
 Total gasoline.........  27,094  56.3 27,301  54.9 27,364  55.0   27,274    55.3   27,259    56.5
Diesel fuel.............  11,341  23.5 11,440  23.0 12,516  25.1   11,872    24.1   11,777    24.5
Jet fuel................   4,572   9.5  5,439  10.9  4,478   9.0    4,475     9.1    4,725     9.8
                          ------ ----- ------ ----- ------ ----- -------- ------- -------- -------
 Total high value prod-
  ucts..................  43,007  89.3 44,180  88.8 44,358  89.1   43,621    88.5   43,761    90.8
Other...................   5,139  10.7  5,556  11.2  5,399  10.9    5,740    11.5    4,452     9.2
                          ------ ----- ------ ----- ------ ----- -------- ------- -------- -------
 Total production.......  48,146 100.0 49,736 100.0 49,757 100.0   49,361   100.0   48,213   100.0
                          ====== ===== ====== ===== ====== ===== ======== ======= ======== =======
Refinery utilization(a).          90.9         92.8         93.6             93.4             91.3

- ---------------------
(a) Refinery utilization is crude throughput relative to the rated capacity of the refinery to process crude oil. If other feedstocks were included as throughput in the calculation, the utilization would have increased to 92.6%, 95.6%, 95.7%, 94.9% and 92.7% for the years ended December 31,
    1991, 1992, 1993 and for the nine months ended September 30, 1993 and 1994, respectively. Refinery utilization reflects downtime for maintenance turnarounds of approximately one month on the fluid catalytic cracking and alkylation units in 1992, and approximately one month on the crude, vacuum, coking and reformer units in 1993. During a turnaround, refinery production is reduced significantly.

 Inventory Management

  The Company employs several strategies to minimize the impact on profitability due to the volatility of feedstock costs and refined product prices. These strategies involve the purchase and sale of futures and options contracts on the New York Mercantile Exchange to minimize, on a short-term basis, the Company's exposure to the risk of fluctuations in crude oil and refined product prices. The number of barrels of crude oil and refined products covered by such contracts varies from time to time. Such purchases and sales are closely managed, balanced daily and subject to internally established risk standards. See "--Business Strategy."

 Turnarounds

  Each unit in a refinery requires periodic shutdown for major maintenance (referred to as a "turnaround") which can not be performed while the unit is in operation. Turnaround cycles vary for different units and, in general, refinery managers plan product inventories and unit maintenance to permit some operations to continue during specific process unit turnarounds. Maintenance turnarounds involve the Company's own personnel and some additional contract labor. Turnarounds are carefully planned in order to minimize each unit's downtime. The Company has historically expensed current maintenance charges and capitalized turnaround costs which are then amortized over the estimated period until the next turnaround.

  In general, turnaround cycles vary from two and one-half to five years depending on the maintenance requirements of the specific unit. In October 1994, at the Pasadena Refinery, the Company began a turnaround on the fluid catalytic cracking and associated units which was completed in the fourth quarter of 1994. At the Tyler Refinery, a turnaround on the fluid catalytic cracking unit is scheduled for the first quarter of 1995.

RETAIL OPERATIONS

 Overview

  The Company traces its retail marketing history to the early 1930's when it operated a retail network of 30 service stations in the Houston, Texas area. It began retail operations on the East Coast in 1943. The Company has been recognized as an innovative industry leader and, in the early 1960's, pioneered the multi-pump retailing concept which has since become an industry standard in the marketing of gasoline. In 1983 the Company significantly expanded its retail presence with the acquisition of 642 Fast Fare (R) and Zippy Mart (R) convenience stores located in the Southeastern United States. In 1986 the Company purchased an additional 50 gasoline stations, expanding the Company's presence in the Baltimore/Washington, D.C. region, and in 1991, the Company acquired 48 additional units in Virginia which doubled its presence in that state.

  Beginning in 1989, the Company conducted a facility by facility review of its retail units. As a result, the Company disposed of non-strategic, marginal or unprofitable units as well as certain units which would have required significant capital improvements to comply with environmental regulations. During this period, the Company rebuilt and added individual units to increase its market share in strategic core markets. Since 1990, the Company has eliminated 414 retail units and added 45 retail units. During the same period, the Company closed a number of district offices and divisional headquarters. The Company believes it has substantially completed its retail unit rationalization program.

  As of September 30, 1994, the Company had 356 retail locations. Of these 356 units (245 owned and 111 leased), the Company directly operated 254 and the remainder were operated by independent dealers. The Company conducts its operations in Maryland through an independent dealer network as a result of legislation which prohibits refiners from operating gasoline stations in Maryland. The Company believes that the high proportion of Company-operated units enables it to respond quickly and uniformly to changing market conditions.

  While most of the Company's units are located in or around major metropolitan areas, its sites are generally not situated on major interstate highways or inter-city thoroughfares. These off-highway locations primarily serve local customers and, as a result, the Company's retail marketing unit volumes are not as highly seasonal or dependent on seasonal vacation traffic as locations operating on major traffic arteries. The Company is the largest independent retail marketer of gasoline in its core retail market areas within Maryland, Virginia and North Carolina. In the Company's primary retail marketing area of Baltimore, Maryland, the Company is the leading independent gasoline retailer, with a 1993 market share of approximately 11%. In addition to its leading market position in Baltimore, the Company has a geographic concentration of retail locations in high growth areas such as Raleigh and Charlotte, North Carolina and Atlanta, Georgia. The Company's three highest volume core markets are Baltimore, the suburban areas of Maryland and Virginia surrounding Washington, D.C., and the greater Norfolk, Virginia area.

  The geographic distribution of retail locations by state, as of September 30, 1994, was as follows:

                                                         COMPANY   DEALER  TOTAL
   STATE                                                 OPERATED OPERATED UNITS
   -----                                                 -------- -------- -----
   Maryland.............................................   --       101     101
   Virginia.............................................    76        1      77
   North Carolina.......................................    61      --       61
   Georgia..............................................    50      --       50
   South Carolina.......................................    39      --       39
   Alabama..............................................    26      --       26
   Pennsylvania.........................................     2      --        2
                                                           ---      ---     ---
     Total..............................................   254      102     356
                                                           ===      ===     ===

 Retail Marketing Strategy

  The Company believes that there is substantial opportunity to increase margins by improving the balance between its Pasadena Refinery production and its sale of gasoline through retail units. Additionally, the Company believes that increasing sales of gasoline through its retail units will enable the Company to capture a greater portion of the available downstream margin, thereby reducing the Company's exposure to the volatility inherent in its refining operations. To capitalize on this opportunity and capture greater margins, the Company has developed a retail marketing strategy which focuses on: (i) increasing gasoline volumes and merchandise sales and (ii) decreasing the administrative cost of its retail operations to improve overall productivity.

  In pursuit of increased gasoline volumes and merchandise sales, the Company intends to: (i) enhance its existing retail locations and develop new sites;
(ii) continue its aggressive pricing and marketing strategies, including regular promotional programs; and (iii) pursue the selective acquisition of additional retail units which are located adjacent to or within the Company's current market areas or in new markets. In early 1994, the Company unveiled, with significant advertising support, a new merchandise pricing program designed to increase per unit customer traffic. The key elements of this program include the reduction of prices on certain items such as tobacco products and beverages, improved retail unit layouts and higher impact signage. In addition to this program, the Company is continuing its efforts to increase customer loyalty and purchase frequency through the expansion of a frequent fueler program and increased local media advertising.

  The Company intends to improve overall retail marketing productivity by taking advantage of newly developed technologies and by leveraging its existing retail support and overhead structure across a higher volume retail marketing operation. The Company intends to upgrade its point of sale system to provide unit level personnel with more accurate, timely and focused retail pricing and operating data. Additionally, the Company has introduced gasoline pump credit and debit card readers which streamline the sales process and provide increased customer convenience. These enhancements are intended to expand retail unit management responsibility, thereby enabling the Company to decentralize decision making and reduce per unit overhead expenses.

  The initial results from the implementation of this retail marketing strategy are illustrated by evaluating same store sales data for recent periods. As the table below demonstrates, for the nine months ended September 30, 1994 compared to the same period in 1993, both gasoline volumes and merchandise sales have increased throughout the Company's network of retail units.

                            SAME STORE SALES DATA(A)

                                          AVERAGE                               AVERAGE MONTHLY
                                      MONTHLY GALLONS                          MERCHANDISE SALES
                         ----------------------------------------- -----------------------------------------
                               YEAR  ENDED       NINE MONTHS ENDED       YEAR ENDED        NINE MONTHS ENDED
                              DECEMBER 31,         SEPTEMBER 30,        DECEMBER 31,         SEPTEMBER 30,
                         ----------------------- ----------------- ----------------------- -----------------
      RETAIL UNIT
     CONFIGURATION        1991    1992    1993     1993     1994    1991    1992    1993     1993     1994
     -------------       ------- ------- ------- -------- -------- ------- ------- ------- -------- --------
Convenience stores......  45,834  45,236  53,575   51,701   62,074 $30,976 $31,654 $33,037 $ 33,242 $ 40,305
Mini-marts.............. 114,902 108,151 113,154  111,367  122,031  18,590  18,151  18,393   18,539   24,272
Gasoline stations....... 125,732 128,637 131,908  129,075  131,332   7,495   7,595   7,862    7,751   13,348

- --------
(a) Same store sales data is based on those units open at September 30, 1994 which have been open for all of the previous periods presented.

 Retail Unit Operations

  The Company conducts its retail marketing operations through three basic store formats: convenience stores, mini-marts and gasoline stations. At September 30, 1994, the Company had 106 convenience stores, 112 mini-marts and 138 gasoline stations.

  . The Company's convenience stores operate primarily under the names Fast
    Fare and Zippy Mart. These units generally contain 1,500 to 2,800 square feet of retail space and typically provide gasoline and a variety of convenience store merchandise such as tobacco products, beer, wine, soft drinks, snacks, dairy products and baked goods.

  . The Company's mini-marts generally contain up to 800 square feet of retail space and typically sell gasoline and much of the same merchandise as at the Company's convenience stores. The Company has installed lighted canopies at most of its locations which extend over the multi-pump fuel islands and the store itself, providing added security and protection from the elements for customers and employees.

  . The Company's gasoline stations generally contain up to 100 square feet of retail space in an island kiosk and typically offer gasoline and a limited amount of merchandise such as tobacco products, candies, snacks and soft drinks.

  The Company's units are brightly decorated with its trademark signage to create a consistent appearance and encourage customer recognition and patronage. The Company believes that consistency of brand image is important to the successful operation and expansion of its retail marketing system. In all aspects of its retail marketing operations the Company emphasizes quality, value, cleanliness and friendly and efficient customer service. The Company has conducted customer surveys which indicate strong consumer preference for units which are well-lighted and safe. In response to such customer preferences, the Company has initiated a system-wide lighting upgrade and safety enhancement program which includes the installation of improved lighting as well as the installation of its proprietary Coronet (R) Security System, an interactive audio and video monitoring system, at over 70 of its units.

  While the Company derives approximately 75% of its revenue from the sale of gasoline, it also provides a variety of merchandise and other services designed to meet the non-fuel needs of its customers. Sales of these additional products are an important source of revenue, contribute to increased profitability and serve to increase customer traffic. The Company believes that its existing retail sites present significant additional profit opportunities based upon their strategic locations in high traffic areas. The Company also offers ancillary services such as compressed air service, car washes, vacuums, and automated teller machines, and management continues to evaluate the addition of new ancillary services such as the marketing of fast food from major branded chains.

 Dealer Operations

  The Company maintains 102 dealer-operated units, 101 of which are located in Maryland. Under the Maryland Divorcement Law, refiners are prohibited from operating gasoline stations. The Maryland units are operated under a Branded Service Station Lease and Dealer Agreement (the "Dealer Agreement"), generally with a term of three years. Pursuant to the Dealer Agreement, a dealer leases the facility from the Company and purchases and resells Crown-branded motor fuel and related products. Dealers also purchase and resell merchandise from independent third parties. The Dealer Agreement sets forth certain operating standards; however, the Company does not control the independent dealer's personnel, pricing policies or other aspects of the independent dealer's business. The Company believes that its relationship with its dealers has been very favorable as evidenced by a low rate of dealer turnover.

  The Company realizes little direct benefit from the sale of merchandise or ancillary services at the dealer operated units, and the revenue from these sales is not reflected in the Company's Consolidated Financial Statements. However, to the extent that the availability of merchandise and ancillary services increases customer traffic and gasoline sales at its units, the Company benefits from higher gasoline sales volumes.

 Promotional Programs

  From time to time, the Company engages in various promotional programs designed to enhance the Company's reputation for value as well as to enlarge its customer base. For example, the Company periodically sells premium grades of gasoline for the price of regular unleaded gasoline. The Company also coordinates joint promotions with local car dealers and radio stations for gasoline giveaways which generate significant positive publicity for the Company. As part of its marketing campaign in Maryland and Virginia, the Company features the Baltimore Orioles (R) baseball team in certain of its promotional materials. Recently, the Company has used posters of Orioles star Cal Ripken, Jr. and a video highlighting the Orioles' success. Many of the Company's television and radio advertisements feature former Orioles star and Major League Hall of Famer Brooks Robinson.

  The Company has maintained a Crown branded consumer credit card program for many years. As of September 30, 1994, there were approximately 175,000 Crown credit card accounts outstanding, of which on average approximately 30,000 accounts were active on a monthly basis during the first nine months of 1994. Aggregate credit card sales accounted for approximately 12% of total sales during such nine month period, of which approximately half was charged to Crown branded credit card accounts.

  In order to increase customer loyalty and purchase frequency, the Company has established its proprietary frequent fueler program to complement its existing branded credit card program, and has also developed a branded fleet credit card program designed specifically to encourage fleet participation. The Company's frequent fueler program, entitled Road to RedemptionTM encourages repeat visits by awarding customers with points redeemable for selected items of merchandise or services. Awards which have been available under this program include Starter (R) hats and T-shirts, Champion (R) sportswear, free dinners at Subway (R), Pizza Hut (R) and Olive Garden (R) restaurants, and American Automobile Association (R) memberships.

SUPPLY, TRANSPORTATION AND WHOLESALE MARKETING

 Supply

  The Company's Refineries, terminals and retail outlets are strategically located in close proximity to a variety of supply and distribution channels. As a result, the Company has the flexibility to acquire available domestic and foreign crude oil economically, and also the ability to distribute its products cost effectively to its own system and to other domestic wholesale markets. Purchases of crude oil and feedstocks are determined by quality, price and general market conditions.

  Purchases of raw materials for the periods indicated are summarized below:

                           RAW MATERIALS CONSUMPTION

                                                                         NINE MONTHS ENDED
                                   YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                          ----------------------------------------- ---------------------------
                              1991          1992          1993          1993          1994
                          ------------- ------------- ------------- ------------- -------------
                            BPD     %     BPD     %     BPD     %     BPD     %     BPD     %
                          ------- ----- ------- ----- ------- ----- ------- ----- ------- -----
Domestic crude..........   81,532  55.5  78,982  51.4  80,825  51.0  82,685  51.9  84,044  54.2
Foreign crude...........   50,208  34.2  54,465  35.5  58,477  36.9  57,480  36.1  53,139  34.3
Other feedstocks........   15,213  10.3  20,063  13.1  19,108  12.1  19,096  12.0  17,776  11.5
                          ------- ----- ------- ----- ------- ----- ------- ----- ------- -----
 Total..................  146,953 100.0 153,510 100.0 158,410 100.0 159,261 100.0 154,959 100.0
                          ======= ===== ======= ===== ======= ===== ======= ===== ======= =====

 Transportation

  Most of the domestic crude oil processed by the Company at its Pasadena Refinery is transported by pipeline. The Company's purchases of Alaskan and foreign crude oil are transported primarily by tankers under spot charters which are arranged by either the seller or by the Company. The Company is not currently obligated under any time-charter contracts. The Company has an approximate 5% interest in the Rancho Pipeline and generally receives between 20,000 and 25,000 barrels per day of crude through this system. As the table above indicates, foreign crudes (principally from the North Sea, West Africa and South America) account for approximately 35% of total crude supply and are delivered by tanker. Most of the crude for the Tyler Refinery is gathered from local East Texas fields and delivered by two pipeline systems, one of which is owned by the Company. Foreign crude also can be delivered to the Tyler Refinery by pipeline from the Gulf Coast.

 Terminals

  The Company operates 11 product terminals located along the Colonial and Plantation pipelines from the Pasadena Refinery to Elizabeth, New Jersey and, in addition to the terminal at the Tyler Refinery, operates four product terminals located along the Texas Eastern Products Pipeline system. These terminals have a combined storage capacity of 2.7 million barrels. The Company's distribution network is augmented by agreements with other terminal operators also located along these pipelines. In addition to serving the Company's retail requirements, these terminals supply products to other refiner/marketers, jobbers and independent distributors.

 Wholesale Marketing

  Approximately 16% of the gasoline produced by the Company's Pasadena Refinery is transported by pipeline for sale at wholesale through Company and other terminals in the Mid-Atlantic and Southeastern United States. Heating oil is also regularly sold at wholesale through these same terminals. Gasoline, heating oil, diesel fuel and other refined products are also sold at wholesale in the Gulf Coast market.

  The Company has entered into long-term product exchange agreements for approximately one-third of its Tyler Refinery production with two major oil companies headquartered in the United States. These agreements provide for the delivery of refined products at the Company's terminals in exchange for delivery by these companies of a similar amount of refined products to the Company. The terms of these agreements extend through March 1998 and December 1999, respectively, and require the exchange of 8,400 barrels per day and 9,800 barrels per day, respectively. These exchange agreements provide the Company with the ability to broaden its geographic distribution, supply markets not connected to the refined products pipeline systems and reduce transportation costs.

INDUSTRY OVERVIEW

 Refining

  The refining industry processes crude oil into refined products such as gasoline, jet fuel, diesel fuel, home heating oil, slurry oil and petroleum coke. The Company believes that the profitability of the domestic refining industry is likely to improve due to increased demand for refined products during a period when domestic refining utilization approaches its maximum crude oil processing limits. Furthermore, the Company believes that increasing foreign demand, resulting from economic recovery in overseas markets, coupled with the more stringent requirements associated with reformulated gasoline regulations in the United States, will tend to reduce the opportunity and incentive for foreign refiners to supply the increasing domestic demand. The Company believes that it is well positioned to benefit from these trends.

  In the last decade, worldwide demand for all refined petroleum products has grown from 57.9 million barrels per day to 67.4 million barrels per day. The Company believes that this rate of demand growth is likely to continue due to economic growth occurring in developing countries, principally in Eastern Europe and Asia. In addition, industry studies forecast that worldwide demand growth will continue to be linked to worldwide economic development.

  Similarly, in the last decade, United States demand for all refined petroleum products has grown from 15.2 million barrels per day to 17.2 million barrels per day. Industry studies indicate that this growth is largely the result of demand for gasoline, jet fuel and highway diesel. These studies further indicate that from 1983 to 1993, demand for these transportation fuels has grown from 9.4 million barrels per day to 11.1 million barrels per day. The Company believes that this growth is particularly noteworthy given the impact of fleet efficiency standards in the United States. Industry studies anticipate demand for these transportation fuels will continue to track overall levels of economic growth as measured by statistics such as gross national product.

  In contrast, industry studies indicate that United States demand for residual fuel oils peaked at 3.1 million barrels per day in 1977 and declined over the next 14 years, to 1.2 million barrels per day in 1991. The Company believes that demand for residual fuel oils in the United States is likely to remain stable or continue to decline due to the growing use of natural gas and coal.

  The Company believes that these industry trends are likely to benefit those refiners, such as the Company, which are able to convert a higher percentage of crude oil into higher margin transportation fuels. Approximately 85% of the Company's refined output meets the specifications for transportation fuels. Approximately 72% of the Company's current refined output meets the requirements for highway use and the remaining 13% of light product production (mainly No. 2 distillate) consists of products capable of meeting specifications for off-road uses.

  The Company believes that domestic refining utilization is near its maximum capacity and that significant increases in domestic processing capacity are unlikely due to a number of factors. First, the cost of new refinery construction has increased significantly over the last two decades. Industry consultants estimate the cost of constructing a new refinery to be in excess of $5,000 per barrel per day of rated crude capacity. The last significant new domestic refinery construction was completed in the mid-1970's. Second, the increased scope and complexity of environmental and other governmental requirements has made the permitting process for refinery construction more difficult. Third, refiners are faced with significant expenditures to bring older refineries into compliance with current environmental requirements.

  Industry studies indicate that as a result of these factors, refinery rated capacity has declined 15% since 1982 from 17.9 million barrels per day to 15.2 million barrels per day in 1993 and that the number of operable refineries has fallen from 301 to 187 during this same period. However, in order to meet growing demand, domestic refiners have increased production capacity for higher margin transportation fuels by 0.5 million barrels per day through investment in projects to increase conversion capabilities. Capacity reductions have also been offset by the addition of oxygenates to gasoline to meet the requirements of the Clean Air Act. The Company believes that these offsetting factors and initiatives are unlikely to continue due to physical constraints on existing facilities and the reduction in the need for additional capacity for oxygenates.

  The net result of these factors has been a substantial increase in the domestic refining industry's capacity utilization rate over the last decade from 71.7% to 91.6% in 1993. The Company believes that the maximum sustainable crude oil processing capacity for the refinery industry is approximately 93% due to the industry-wide requirement for periodic major maintenance turnarounds of refinery operations as well as unscheduled shutdowns. Accordingly, the Company believes that current domestic utilization rates are nearing capacity and are likely to remain above historical averages due to modestly increasing demand for transportation fuels, lack of future significant increases in domestic refining capacity and less incentive for foreign refiners to export their product into the United States market.

 Retail Marketing

  The retail markets have historically been highly competitive with a number of well capitalized oil companies and both large and small independent competitors. Management believes that over the last several years, the retail markets have been characterized by several significant trends including: (i) increased store rationalization with marketers clustering retail units into fewer geographic regions and increasing the retail space of newly constructed and existing units; (ii) increased consumer emphasis on convenience, quality, cleanliness and safety when purchasing gasoline and related merchandise at a retail location; and (iii) growth in gasoline demand.

  Rationalization. During the past several years, the retail market has experienced increased concentration of market shares as major oil companies have divested non-strategic stations and have focused efforts in fewer geographic regions, many of which are near strategic supply sources. Additionally, many smaller operators have closed marginal and unprofitable stations as a result of increasing environmental regulations. The lack of favorable new sites in existing markets and the high cost of construction of new facilities are also believed to be barriers to new competition.

  Consumer Emphasis on Convenience. Industry studies indicate that consumer buying behavior continues to reflect the effect of increasing demands on consumer time. Convenience and the time required to make the purchase are increasingly important considerations in the buying decision.

  Gasoline Demand Growth. Since 1982, United States gasoline demand has grown by an average of approximately 1% to 2% annually and industry studies anticipate this demand will continue to track economic growth. Other factors which contribute to the modest growth outlook for gasoline sales include: (i) the lower energy content of oxygenated gasoline compared with conventional gasoline, and the resultant fewer miles per gallon delivered by this fuel when used in the existing automobile fleet; (ii) the declining differential between the fuel efficiency of the existing and retiring automobile fleet; and (iii) the anticipation of relatively small increases in fuel economy of new car models.

 Impact of Regulatory Requirements

  The Company believes that government regulation with respect to the environment and worker safety has increased significantly in the last decade and that the costs associated with complying with these regulatory requirements have altered the economics of the refining business. The regulatory requirements that have had the most significant impact upon the Company's business are the requirements of the Clean Air Act and requirements pertaining to retail fuel pumps and underground storage tanks.

  The Clean Air Act requires the Company to meet certain air emission standards and to obtain and comply with the terms of emissions permits. The Clean Air Act will impact the Company primarily in the following areas: (i) beginning in 1995, reformulated gasoline (meeting content standards for oxygen, benzene and aromatics) is mandated for gasoline sold in certain non-attainment areas, including certain of the Company's core retail market areas;
(ii) Stage II hose and nozzle controls are required in gas pumps to capture fuel vapors in certain non-attainment areas, including areas in which many of the Company's retail units are located; and (iii) the imposition of more stringent refinery emissions limitations, particularly with regard to emissions of hazardous air pollutants. Recently, the United States Environmental Protection Agency ("EPA") has required additional controls upon emissions of benzene from refineries under the National Emission Standards for Hazardous Air Pollutants ("NESHAPS") program. Emission standards under the NESHAPS program for other hazardous air pollutants will be applicable to the Refineries and most of the Company's terminals in the next few years.

  The Company believes that the long term profitability of the retail marketing sector of the petroleum industry will be affected by the number of gasoline stations competing in each geographic region. Industry studies indicate a trend toward closing or divesting marginally profitable gasoline stations as the industry faces more widespread implementation of Stage II vapor recovery requirements, as well as eventual compliance with underground storage tank regulations. The Company believes that closing or divesting retail locations due to large expected environmental liabilities has not been limited to the smaller companies in the industry. The Company believes that, not only are the larger companies divesting marginally profitable sites, but during the past two years these companies have invested primarily in areas where they desire to strengthen an existing presence. The Company believes that the net effect has been, and will continue to be, a reduction in the number of gasoline stations.

COMPETITION

  Oil industry refining and marketing is highly competitive. Many of the Company's principal competitors are integrated multinational oil companies that are substantially larger and better known than the Company. Because of their diversity, integration of operations, larger capitalization and greater resources, these major oil companies may be better able to withstand volatile market conditions, compete on the basis of price and more readily obtain crude oil in times of shortages.

  The principal competitive factors affecting the Company's refining division are crude oil and other feedstock costs, refinery efficiency, refinery product mix and product distribution and transportation costs. Certain of the Company's larger competitors have refineries which are larger and more complex and, as a result, could have lower per barrel costs or higher margins per barrel of throughput. The Company has no crude oil reserves and is not engaged in exploration. The Company believes that it will be able to obtain adequate crude oil and other feedstocks at generally competitive prices for the foreseeable future.

  The principal competitive factors affecting the Company's retail marketing division are locations of stores, product price and quality, appearance and cleanliness of stores and brand identification. Competition from large, integrated oil companies, as well as from convenience stores which sell motor fuel, is expected to continue. The principal competitive factors affecting the Company's wholesale marketing business are product price and quality, reliability and availability of supply and location of distribution points.

EMPLOYEES

  At September 30, 1994, the Company had approximately 2,960 full-time employees, including approximately 1,826 in convenience stores. The total number of employees decreased approximately 2.3% from year end 1993. This decrease was due primarily to the elimination of retail units and to the consolidation of certain marketing field operations.

  At September 30, 1994, the Company employed 277 hourly workers at its Pasadena Refinery who are represented by the Oil, Chemical and Atomic Workers Union under a collective bargaining agreement which expires in February of 1996. Also as of September 30, 1994, the Company employed 161 hourly workers at its Tyler Refinery who are represented by the same union under a separate collective bargaining agreement which expires in March of 1997. During March 1994, the Company experienced a brief work stoppage at its Tyler Refinery which did not interrupt production. Following such work stoppage, the Company and the union negotiated and entered into the present collective bargaining agreement. The Tyler Refinery collective bargaining agreement is innovative in the industry in that it links a portion of employee compensation to the success and profitability of the operation. The Company is also a party to various other labor agreements covering 29 of its employees. The Company believes its relations with its employees to be satisfactory.

ENVIRONMENTAL AND OTHER REGULATIONS

  Like other companies in the petroleum refining and marketing industries, the Company's operations are subject to extensive regulation and the Company has responsibility for the investigation and cleanup of contamination resulting from past operations. Current compliance activities relate to air emissions limitations, waste water and storm water discharges and solid and hazardous waste management activities. In connection with certain of these compliance activities and for other reasons, the Company is engaged in various investigations and, where necessary, remediation of soils and ground water relating to past spills, discharges and other releases of petroleum, petroleum products and wastes. The Company's environmental activities are different with respect to each of its principal business activities: refining, terminal operations and retail marketing. The Company is not currently aware of any information that would suggest that the costs related to the air, water or solid waste compliance and clean-up matters discussed herein will have a material adverse effect on the Company's financial condition or results of operations.

  The Company conducts environmental assessments and remediation efforts at multiple locations, including operating facilities, and previously owned or operated facilities. Estimated closure and post-closure costs for active, operated refinery and finished product terminal facilities are not recognized until a decision for closure is made. Estimated closure and post-closure costs for active and operated marketing facilities and costs of environmental matters related to ongoing refinery, terminal and marketing operations are recognized as described below. Expenditures for equipment necessary for environmental issues relating to ongoing operations are capitalized. The Company accrues environmental and clean-up related costs of a non-capital nature when it is both probable that a liability has been incurred and that the amount can be reasonably estimated. Accruals for costs of environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Estimated costs, which are based upon experience and assessments, are recorded at undiscounted amounts without considering the impact of inflation, and are adjusted periodically as additional or new information is available. The Company has recorded a liability as of September 30, 1994 of $16.3 million for certain identified environmental compliance and remediation costs that are not of a capital nature. The Company reviews its accruals regularly to determine whether the anticipated future costs of environmental remediation projects are adequately provided for in light of this accounting policy with respect to accruals.

 Refining Operations

  All refinery operations are subject to extensive regulation relating to air emissions, waste water discharges and the generation of solid and hazardous waste. In order to achieve and ensure compliance with current and anticipated permits and requirements relating to such regulation, the Company plans to undertake capital facility improvements totaling approximately $15 million at the Pasadena Refinery and approximately $9 million at the Tyler Refinery during the period from 1995 to 1999.

  Air Emissions. The Company has recently reached agreement in principle with the Texas Natural Resource Conservation Commission ("TNRCC") to settle outstanding proceedings relating to air emissions at the Pasadena Refinery. TNRCC originally alleged a variety of violations in connection with sulphur dioxide emissions from the sulphur recovery unit, the hydrogen sulfide content limit in fuel gas from the fluid catalytic cracking unit and the release of catalyst from that unit. Under the proposed settlement, which is subject to TNRCC approval, the Company will implement various corrective measures and improved record keeping procedures and will pay administrative penalties of $110,000 which have been accrued. Settlement of the TNRCC matter is also expected to satisfy related charges filed by the EPA and by the Harris County Pollution Control Board. Recently, TNRCC has issued a Notice of Violation (the "NOV") with respect to certain alleged violations at the reformer unit at the Pasadena Refinery, which the Company had self-reported in early 1994. The Company and the TNRCC staff are currently working to resolve the issues raised by the NOV.

  In general, the Company continues to review and evaluate air emissions requirements and compliance with respect to its refinery operations. At present, the Company is evaluating specific compliance issues that, in the Company's opinion, may require capital expenditures in addition to capital expenditures that have already been identified. Although the Company cannot determine at this time the amount of such expenditures that may be necessary, the Company believes that they are not likely to materially adversely affect its consolidated financial position or results of operations. If the Company were required to modify process or air pollution control equipment or operating procedures to achieve compliance, the Company would expect to consult appropriate regulatory authorities and to pursue resolution of those issues without enforcement action. There can be no assurance, however, that the Company will not be subjected to additional fines or penalties with respect to historical or future operations.

  The Company has been reviewing a number of air quality issues at the Pasadena Refinery (in connection with the recent TNRCC proceedings) and at the Tyler Refinery, and has also been attempting to assess the scope of additional environmental compliance that will be required under Title V of the Clean Air Act ("Title V"). The Company expects that Title V will require all refineries, including both the Pasadena Refinery and the Tyler Refinery, to apply for and obtain one or more Federal operating permits covering all operations and processes at their facilities. Under proposed Texas regulations, initial permit applications by refineries will be required no earlier than January 1, 1996.

  Waste Water Discharges. Waste water discharges from the Refineries are subject to permits governing storm water discharges to surface waters and process and sanitary waste water discharges to municipal sewer systems. The Company is nearing completion of an upgrade of the Tyler Refinery's storm water management and treatment system, pursuant to a 1993 Agreed Order with the TNRCC in order to achieve compliance with waste water discharge permits.

  Soil and Ground Water Remediation. Certain areas at the Refineries have also been subject to remediation under the Resource Conservation and Recovery Act ("RCRA"), which governs hazardous waste disposal activities and the remediation of certain past waste disposal activities. Under RCRA, the Company has conducted investigations of soil and ground water conditions at both Refineries. As a result of those investigations, the Company has conducted certain treatment, removal, disposal and containment activities to address areas of soil contamination. In addition, the Company operates an extensive system of ground water wells at both Refineries for the monitoring, extraction and remediation of ground water. The Company is currently planning to install additional ground water wells, to continue monitoring, pumping and remediating ground water and to conduct additional remediation of contaminated soils. The Tyler Refinery is subject to both a RCRA permit, issued by the EPA, and an Agreed Order, issued by the Texas Water Commission (now the TNRCC), with respect to solid waste management practices. The Company has implemented programs at the Tyler Refinery necessary to bring its operations into compliance with Federal and state solid and hazardous waste regulations, as required by the RCRA permit and the Agreed Order. The Company estimates that compliance with the RCRA permit and the Agreed Order will require additional expenditures of approximately $6 million, over the next five years of which approximately $1 million may be attributable to environmental clean-up matters.

 Terminals

  The Company currently owns or operates 16 terminals for the storage of refined petroleum products, including gasoline, highway diesel, home heating oil and jet fuel. Many of these terminal locations are subject to permit requirements relating to air emissions and waste water discharges. The Company anticipates capital spending of approximately $2 million over the next five years to upgrade emissions control equipment and waste water management and treatment systems at the terminals.

  Many of the terminal locations have been affected by on-site or off-site releases of petroleum products and some waste materials. At some terminals, there have been accidental spills of various products. At other terminals, tank and line leaks have been discovered and corrected. Most of the terminals have been in operation for several decades. Based on historical industry practices, it is possible that discharges of petroleum products and wastes, such as tank bottoms, may have occurred at some of the terminals at times when such releases were not illegal. As a result of these and other causes (including migration of off-site contamination), the soil or ground water at several of the terminals has been adversely affected.

  The Company is currently conducting ground water remediation activities, including in some cases the recovery of free product, at many of the terminals in accordance with regulatory requirements. The Company actively monitors and manages these remediation activities to achieve and maintain compliance with all applicable government orders, permits and other requirements with respect to this contamination.

  In the past five years, the Company has incurred $1.3 million in capital expenditures and $1.2 million in non-capital expenses relating to environmental matters at the terminal facilities. In the next five years, the Company anticipates incurring approximately $7 million in capital expenditures, and non-capital expenditures of approximately $2 million which has been accrued for remediation of past releases of petroleum products at the terminal locations. There can be no assurance that the costs associated with the terminal remediation activities will not increase substantially if new issues are identified or the regulatory authorities impose unanticipated requirements upon the Company.

 Retail Operations

  The Company owns or operates over 350 retail units at which there are underground storage tanks containing gasoline, and formerly owned or operated more than 400 other sites. The Company believes that it is substantially in compliance with current Federal and state underground storage tank requirements, which require monitoring, tank tightness testing and inventory control to discover leaks. The Company has replaced many such tanks, and has budgeted approximately $20 million through 1998 to comply with environmental requirements at the retail locations.

  The Company's retail units are subject to environmental requirements for Stage II vapor recovery systems and requirements with respect to underground storage tanks. The Clean Air Act requires states with certain designated ozone non-attainment areas to implement a Stage II vapor recovery control program. In those areas where Stage II systems are required, the Company has either installed, or is currently in the process of installing Stage II equipment.

  EPA regulations require that by 1998 all underground storage tanks must have installed the following: (i) leak detection monitoring; (ii) spill and overfill protection; and (iii) corrosion protection for tanks and piping (coated and cathodically-protected steel, or fiberglass). The Company believes that over 30% of its retail units are currently in full compliance with the 1998 standards and an additional 24% require very little additional work in order to achieve such compliance.

  The Company is aware of soil or ground water conditions requiring further investigation or remediation at 185 of the operating locations and 226 of the closed locations. Thirty-six sites are currently undergoing remediation activities, at an average per unit cost to date of approximately $135,000 per site. Based on reduced costs for recent remediation activities, the average per unit cost of future remediation at affected sites is expected to be approximately $45,000. The Company has accrued approximately $5 million with respect to the costs of investigating, monitoring and remediating the retail sites. While the Company's anticipated costs with respect to environmental matters at the retail locations are not expected to adversely affect the Company's financial condition or results of operations, there can be no assurance that future investigations or changing regulatory requirements will not result in substantially higher costs than have been projected by the Company which could adversely affect the financial position of the Company.

 Superfund

  Under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA") and analogous state laws, the Company has received notice of potential liability at several sites for the disposal of materials allegedly containing hazardous substances. As a potentially responsible party ("PRP"), the Company could be jointly, severally and strictly liable for the response costs associated with such sites. The Company's exposure in these matters has either been resolved or is de minimis and is not expected to have a material adverse effect on the financial position of the Company.

LITIGATION

  Various lawsuits and other litigation have been filed against the Company, in some of which substantial amounts are claimed for alleged personal injury and property damage from prolonged exposure to petroleum, petroleum related products and asbestos used at the Company's refineries or in the petroleum refining process. The Company is a co-defendant with numerous other defendants in a number of these suits. Although the Company is vigorously defending these actions, their final resolution could take several years. The Company's liability, if any, in connection with these cases has either been accrued in accordance with generally accepted accounting principles or was not determinable at September 30, 1994. The Company consults with counsel with respect to pending or threatened claims. While litigation can contain a high degree of uncertainty and the risk of an unfavorable outcome, in the opinion of management, there is no reasonable basis to believe that the eventual outcome of any such matter or group of related matters will have a material adverse effect on the Company's consolidated financial position.

  The Company is a defendant in a citizens suit pertaining to alleged violations of waste water discharge permits at the Tyler Refinery. As noted above, the Company has made significant investments in improving its waste water discharge treatment capability at the Tyler Refinery and believes that it will be able to demonstrate a current and continuing ability to achieve compliance with its permit. In the event that such compliance cannot be achieved, the Company may be exposed to liability in connection with the suit, which the Company does not believe would be material to its consolidated financial position or results of operations.

  The Company has recently reached an agreement in principle to settle with the TNRCC outstanding enforcement proceedings relating to air emissions at the Pasadena Refinery. See "Environmental and Other Regulations -- Refining Operations."

                                   MANAGEMENT

  Following is a list of the Company's executive officers and directors, their ages and their offices and positions as of September 30, 1994:

           NAME            AGE                POSITION OR OFFICE
 ------------------------- --- -----------------------------------------------
 Henry A. Rosenberg, Jr.    64 Director, Chairman of the Board and Chief
                                Executive Officer
 Charles L. Dunlap          51 Director, President and Chief Operating Officer
 Edward L. Rosenberg        39 Senior Vice President -- Administration,
                                Corporate Development and Long Range Planning
 Phillip W. Taff            52 Senior Vice President -- Finance and Chief
                                Financial Officer
 John E. Wheeler, Jr.       41 Senior Vice President -- Treasurer and
                                Controller
 Thomas L. Owsley           53 Vice President -- Legal
 Randall M. Trembly         48 Vice President -- Refining
 Paul J. Ebner              36 Vice President -- Marketing Support Services
 J. Michael Mims            45 Vice President -- Human Resources
 George R. Sutherland, Jr.  49 Vice President -- Supply and Transportation
 Frank B. Rosenberg         36 Vice President -- Marketing
 Dolores B. Rawlings        57 Secretary
 Jack Africk                66 Director
 George L. Bunting, Jr.     53 Director
 Michael F. Dacey           50 Director
 Robert M. Freeman          53 Director
 Patricia A. Goldman        52 Director
 William L. Jews            42 Director
 Thomas M. Gibbons          68 Director
 Malcolm McNair             69 Director

  Henry A. Rosenberg, Jr. has been Chairman of the Board and Chief Executive Officer of the Company since April 24, 1975. He is also a director of Signet Banking Corporation and USF&G Corporation. Mr. Rosenberg is a member of the National Petroleum Council, a member and former Chairman of the National Petroleum Refiners Association and a member of the 25 Year Club of the Petroleum Industry. Mr. Rosenberg has been a director of the Company since 1955. Mr. Rosenberg is the father of Edward L. Rosenberg and Frank B. Rosenberg. He is a member of the ATAPCO Group. See "Principal Stockholders."

  Charles L. Dunlap has been President and Chief Operating Officer of the Company since December 1991. He is presently a director and member of the Executive Committee of the National Petroleum Refiners Association, and a member of the 25 Year Club of the Petroleum Industry. He previously was the Executive Vice President and a Director of Pacific Resources, Inc. from July 1985 through November 1991. Mr. Dunlap has been a director of the Company since 1991.

  Edward L. Rosenberg has been Senior Vice President -- Administration, Corporate Development and Long Range Planning of the Company since June, 1994. He was formerly Senior Vice President --Finance and Administration from December 1991 to June 1994; Vice President -- Supply & Transportation from October 1990 to December 1991; and Vice President -- Corporate Development from August 1989 to October 1990. He is the son of Henry A. Rosenberg, Jr., and the brother of Frank B. Rosenberg. He is a member of the ATAPCO Group. See "Principal Stockholders."

  Phillip W. Taff has been Senior Vice President -- Finance and Chief Financial Officer of the Company since June 1994. He was Executive Vice President, Chief Financial Officer and Chief Administrative Officer of Greyhound Lines, Inc. from April 1993 to May 1994; and Senior Vice President and Chief Financial Officer, American Trading and Production Corporation from May 1991 to April 1993. He was Executive Vice President, PHH Corporation and President, PHH Fleet America, April 1987 through April 1991.

  John E. Wheeler, Jr. has been Senior Vice President -- Treasurer and Controller of the Company since June 1994. He was formerly Vice President --
 Treasurer and Controller from December 1991 to June 1994; and Vice President -- Controller from March 1984 to December 1991.

  Thomas L. Owsley has been Vice President -- Legal of the Company since April 1983.

  Randall M. Trembly has been Vice President -- Refining of the Company since December 1991. He was formerly Vice President -- Treasurer from October 1987 to December 1991.

  Paul J. Ebner has been Vice President -- Marketing Support Services since December 1991. He was formerly General Manager -- Marketing Support Services from November 1988 to December 1991.

  J. Michael Mims has been Vice President -- Human Resources of the Company since June 1992. He was formerly Vice President -- Internal Auditing and Consulting Services from December 1991 to June 1992, and Director of Internal Auditing from September 1983 to December 1991.

  George R. Sutherland, Jr. has been Vice President -- Supply and
Transportation of the Company since July 1992. He was formerly Senior Vice President -- Trading of Pacific Resources, Inc. from 1989 until his employment by the Company.

  Frank B. Rosenberg has been Vice President -- Marketing of the Company since January 1993. He was formerly Southern Marketing Division Manager from January 1992 to January 1993; Vice President -- Wholesale Marketing -- La Gloria Oil and Gas Company from October 1990 to January 1992; Manager -- Economics, Planning and Scheduling from October 1989 to October 1990; and Manager --
 Refinery Sales from November 1988 to October 1989. Mr. Rosenberg is the son of Henry A. Rosenberg, Jr. and the brother of Edward L. Rosenberg. He is a member of the ATAPCO Group. See "Principal Stockholders."

  Dolores B. Rawlings has been Secretary of the Company since November 1990. She was formerly Assistant to the Chairman and Assistant Secretary from April 1988 to November 1990.

  Jack Africk was formerly Vice Chairman, UST Inc. from September 1990 through May 1993. Mr. Africk was Executive Vice President of UST Inc. from May 1985 through September 1990. He was President and Chief Executive Officer of U.S. Tobacco Company, a subsidiary of UST Inc. from May 1987 through September 1990. Mr. Africk is also a director of Duty-Free International, Inc., Tanger Factory Outlet Centers, Inc. and Transmedia Network, Inc. He has been a director of the Company since 1991. Mr. Africk also acts as a general business advisor and consultant to the Company.

  George L. Bunting, Jr. has been President and Chief Executive Officer of Bunting Management Group since July 1991. Mr. Bunting was Chairman and Chief Executive Officer of Noxell Corporation from April 1986 through June 1991. He is also a director of Mercantile Bankshares Corporation, PHH Corporation and USF&G Corporation. He has been a director of the Company since 1992.

  Michael F. Dacey has been an Executive Vice President of The Chase Manhattan Corporation and The Chase Manhattan Bank, N.A. since December 1987. He has been a director of the Company since 1991.

  Robert M. Freeman has been Chairman of the Board and Chief Executive Officer of Signet Banking Corporation since April of 1990. He was President and Chief Executive Officer of Signet from April 1989 through March 1990 and Vice Chairman from December 1978 to April 1989. He is also a director of Signet Banking Corporation. Mr. Freeman has been a director of the Company since 1993.

  Patricia A. Goldman was Senior Vice President -- Corporate Communications of USAir, Inc. from February 1988 through January 1994. She has been a director of the Company since 1989.

  William L. Jews has been President and Chief Executive Officer of Blue Cross and Blue Shield of Maryland since April 1993. Mr. Jews was President and Chief Executive Officer of Dimensions Health Corporation from March 1990 through March 1993, and was President and Chief Executive Officer of Liberty Medical Center, Inc., and St. Luke's Lutheran Holding Company from June 1986 through February 1990. Mr. Jews is also a director of NationsBank, N.A. and the Shelter Development Corporation. He has been a director of the Company since 1992.

  Thomas M. Gibbons was formerly Chairman of the Board of The Chesapeake and Potomac Telephone Companies (part of Bell Atlantic Corporation) from January 1990 through April 1990. Mr. Gibbons was Chairman of the Board and Chief Executive Officer of that corporation from July 1988 to January 1990. He was President and Chief Executive Officer from January 1983 to July 1988. He has been a director of the Company since 1988.

  Malcolm McNair was formerly a Financial Services Group Representative, Cushman & Wakefield of Long Island, Inc., from January 1988 through May 1989. He has been a director of the Company since 1972.

DIRECTOR COMPENSATION

  Each director who is not an employee of the Company or any subsidiary of the Company is paid $12,000 per year for serving as a director and a meeting fee of $600, plus travel expenses, for attendance at each meeting. Each non-employee director who is a member of any committee of the Board of Directors other than the Executive Committee is paid $3,000 per year for serving on each such committee. The Chairman of any committee other than the Executive Committee is paid a fee of $1,000 for serving in that capacity. Directors who are employees receive no separate compensation for serving on the Board, on any Board committee or as Chairman of any committee.

EXECUTIVE COMPENSATION

  The following table sets forth the compensation awarded to, earned by or paid to the Chief Executive Officer and the other four most highly compensated executive officers as of December 31, 1993 for all services rendered in all capacities to the Company and its subsidiaries during the last three fiscal years:

                           SUMMARY COMPENSATION TABLE

                                                                           LONG-TERM
                                   ANNUAL COMPENSATION                  COMPENSATION(A)
                          ----------------------------------------- ------------------------
        NAME AND                                     OTHER ANNUAL     LTIP      ALL OTHER
   PRINCIPAL POSITION     YEAR  SALARY   BONUS      COMPENSATION(B) PAYOUTS  COMPENSATION(C)
   ------------------     ---- -------- --------    --------------- -------- ---------------
Henry A. Rosenberg, Jr.   1993 $525,000      --         $17,734          --      $15,736
 Chairman of the Board    1992  521,668      --          17,460          --       15,670
 and Chief Executive      1991  501,672      --                     $125,698
 Officer
Charles L. Dunlap         1993 $381,672      --         $16,224          --      $13,777
 President and Chief      1992  375,000      --          15,210          --        3,833
 Operating Officer        1991   31,250 $100,000(d)                      --
Thomas L. Owsley          1993 $148,000      --         $13,225          --      $ 7,038
 Vice President -- Legal  1992  137,000      --          13,044          --        6,914
                          1991  132,500      --                     $ 33,692
George R. Sutherland,
 Jr.                      1993 $152,504      --         $12,265          --      $ 5,322
 Vice President --
  Supply                  1992   75,577      --           6,000          --        1,241
 and Transportation       1991      N/A      N/A                         N/A
Randall M. Trembly        1993 $145,000      --         $12,000          --      $ 7,034
 Vice President --        1992  135,000      --          12,000          --        6,945
  Refining                1991  119,667      --                     $ 31,250

- ---------------------
(a) These amounts represent payments made under the Company's Long-Term Performance Reward Plan which is based on the Company's earnings during a three year period, and bonuses are calculated as a percentage of the employee's year-end base pay during the cycle.
(b) These amounts include automobile allowances, gasoline allowances, and the tax gross-ups applicable to the gasoline allowances. Information for years prior to 1992 is not required.
(c) These amounts include imputed income related to excess life insurance, payments for executive medical insurance and the Company's matching payments under the Employees Savings Plan. Information for years prior to 1992 is not required. In 1993, the imputed income for Mr. Rosenberg was $4,176; for Mr. Dunlap, $2,218 and for Mr. Sutherland, $1,072. The executive medical payments for the officers listed in the table were $1,560. The balance of the amount reported for 1993 represents the Company's matching payments under the Employees Savings Plan.
(d) Mr. Dunlap joined the Company in 1991 and was paid a signing bonus of $100,000.

1994 ANNUAL INCENTIVE PLAN

  The 1994 Annual Incentive Plan is a cash plan that may, based upon the approval of the Executive Compensation and Bonus Committee (the "Committee"), be offered to officers, senior management and other key operational managers. Minimum performance levels, targets and maximum awards are established by the Committee for each plan year. Participants can earn a percentage of base salary and from 25% to 40% of a participant's award is based upon the individual's performance which is measured by the Crown management system. The balance of the award is determined by the Company's performance which is based upon income before income taxes. Income before income taxes must meet the annual minimum threshold approved by the Committee for any awards to be earned in a plan year.

1994 LONG-TERM INCENTIVE PLAN

  At the Company's 1994 Annual Meeting, the stockholders approved the adoption of the 1994 Long-Term Incentive Plan (the "Plan"). There are currently 12 executive officers and 14 other key employees participating in the Plan. The Plan provides for Awards of Non-qualified Stock Options ("Options") for the purchase of the Class B Common Stock (the "Option Stock") and Performance Vested Restricted Stock ("PVR Stock") which is also awarded in shares of Class B Common Stock.

  Awards are made by the Committee, or such other committee as may be designated by the Board. Awards of up to a total of 1,100,000 shares of Option Stock and PVR Stock are available under the Plan, either from authorized but unissued shares of Class B Common Stock or from shares of Class B Common Stock purchased specifically for use under the Plan. No more than 550,000 shares of the total shares allocated to the Plan may be for awards in the form of PVR Stock, and no participant may receive more than 150,000 shares of Option Stock or 50,000 shares of PVR Stock in any one year. Shares relating to unexercised Options or undistributed shares that have been terminated or forfeited may, to the extent permitted by law, be reissued under the Plan.

INTEREST OF MANAGEMENT AND OTHERS IN TRANSACTIONS WITH THE COMPANY AND ITS SUBSIDIARIES

  In the ordinary course of business, the Company leases offices in an office building owned by American Trading Real Estate Company, Inc., all of the stock of which is owned by American Trading Real Estate Properties, Inc., a wholly-owned subsidiary of ATAPCO of which Messrs. Henry A. Rosenberg, Jr. and Edward
L. Rosenberg are directors and stockholders, and Mr. Frank B. Rosenberg is a stockholder. During 1993 the total rent paid including escalation was $1,031,059 which was no greater than the rent charged others for comparable space in such building. In addition, the Company paid $61,928 for alterations, maintenance, and miscellaneous charges, which was no greater than charges to others for comparable services.

  In the ordinary course of business, the Company and its subsidiaries maintain bank accounts in and relationships with, including from time to time borrowings from, The Chase Manhattan Bank, N.A., of which Mr. Dacey is an officer, and Signet Bank/Maryland, a subsidiary of Signet Banking Corporation, of which Mr. Freeman is an officer and a director and Mr. Henry A. Rosenberg, Jr. is a director. The Chase Manhattan Bank, N.A. is the agent and a lender, and Signet Bank/Maryland is a lender, under the Credit Facility. Signet Bank/Maryland is also the Trustee of the Company's Retirement Plan. NationsBank, N.A., of which Mr. Jews is a director, and its affiliate NationsBank of Texas, N.A., are lenders under the Credit Facility.

  Effective November 1, 1993, Mr. Africk became a general business advisor and consultant to the Company for which he is paid a consultancy fee of $3,000 per month. His work in this capacity is in addition to his service as a director, member of the Executive Committee and Chairman of the Audit Committee.

EMPLOYMENT CONTRACTS

  The Company has a five-year employment contract with Charles L. Dunlap, its President and Chief Operating Officer. The contract provides for Mr. Dunlap to serve as President and Chief Operating Officer and as a director of the Company. The contract also provides for him to participate in the Company's bonus and benefit plans and to be covered by the Company's Supplemental Retirement Income Plan for Senior Executives.

                            PRINCIPAL STOCKHOLDERS

  The Company's common stock is divided into two classes, Class A Common Stock, par value $5 per share (the "Class A Common Stock") and Class B Common Stock, par value $5 per share (the "Class B Common Stock"). The holders of the Class B Common Stock, voting separately as a class, are entitled to elect two directors (who may not be employees of the Company or any of its subsidiaries) and to remove the directors so elected. The holders of the Class A Common Stock, voting separately as a class, are entitled to elect and remove all directors other than the directors elected by the holders of the Class B Common Stock. On all matters other than the election of directors, each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to one-tenth ( 1/10) vote. Except with respect to voting rights, both classes of stock have the same rights and privileges without differentiation as to class, except that the Board of Directors has the authority to declare stock dividends payable in Class A Common Stock to the holders of the Class A Common Stock and dividends payable in Class B Common Stock to the holders of the Class B Common Stock, or dividends payable in either class to the holders of both classes. As a consequence of its stockholdings, the ATAPCO Group, detailed herein, has the ability to determine the composition of a majority of the Company's Board of Directors, except for the two directors elected by the holders of the Class B Common Stock and thereby effectively has the ability to exercise control over the Company. The ATAPCO Group's stockholdings also give it the ability to determine the outcome of any matter submitted to the Company's stockholders for approval other than matters requiring a vote in excess of a majority, or a vote by class of stockholders, under the Maryland General Corporation Law or the Company's charter. The following table sets forth the shares of each class of the Company's stock and the percentage of each class owned by all persons known by the Company to be the beneficial owner of more than 5% of the shares of any class on January 31, 1994:

      NAME AND ADDRESS OF                             NUMBER OF PERCENTAGE
       BENEFICIAL OWNER             TITLE OF CLASS     SHARES    OF CLASS
- -------------------------------  -------------------- --------- ----------
American Trading and Production
 Corporation "group"(a)(b)       Class A Common Stock 2,471,188    51.3%
 Blaustein Building              Class B Common Stock   614,709   12.3
 P.O. Box 238
 Baltimore, MD 21203
A.I.C. Limited "group"(c)        Class A Common Stock   448,900    9.3
 7930 Clayton Road
 St. Louis, MO 63117
Heine Securities Corporation(d)  Class A Common Stock   242,700    5.0
 51 John F. Kennedy Parkway      Class B Common Stock   463,600    9.2
 Short Hills, NJ 07078

- ---------------------
(a) ATAPCO (holder of 2,366,526 shares of Class A Common Stock and 591,629 shares of Class B Common Stock) and various persons who hold stock in that corporation either individually or in a fiduciary or beneficial capacity (holders of 104,662 shares of Class A Common Stock and 23,080 shares of Class B Common Stock) are a "group" as that term is used in Section 13(d)(3) of the Exchange Act.
(b) Henry A. Rosenberg, Jr., the Company's Chairman and Chief Executive Officer, and Edward L. Rosenberg, Senior Vice President -- Administration, Corporation Development and Long Range Planning, are directors and stockholders of ATAPCO, and Frank B. Rosenberg, Vice President -- Marketing, is a stockholder of ATAPCO. Henry A. Rosenberg, Jr. owns shares of preferred stock of ATAPCO and is a beneficiary of a trust of which he is one of the trustees holding common stock of ATAPCO. In addition Mr. Henry Rosenberg is one of the trustees of other trusts, in which he has no beneficial interest, which own shares of preferred and common stock of ATAPCO. Of the ATAPCO Group's shares listed above, Mr. Henry Rosenberg holds 21,132 shares of Class A Common Stock and 2,187 shares of Class B Common Stock individually and in the Company's Employees Savings Plan.
(c) This information was obtained from a report on Schedule 13D dated January 14, 1983, and an amendment dated May 24, 1990, which were filed with the Securities and Exchange Commission (the "Commission"). A.I.C. Limited, the record owner of 448,900 shares of Class A Common Stock, and two associates, who have no record ownership of Class A Common Stock, are a "group" as that term is used in Section 13(d)(3) of the Exchange Act.
(d) This information was obtained from a report on Schedule 13G dated February 12, 1993 filed with the Commission. Heine Securities Corporation is a registered investment advisor.

                       DESCRIPTION OF OTHER INDEBTEDNESS

CREDIT FACILITY

  The Company entered into a Credit Agreement dated as of May 10, 1993 (the "Credit Facility") among the Company and the lenders named therein and The Chase Manhattan Bank, N.A., as agent. The eight lenders have committed a maximum of $125.0 million to the Company for cash borrowings and letters of credit. The maximum amount permitted to be outstanding under the Credit Facility (the "Borrowing Base") is limited to, as at any date, the sum of (A) 80% of certain of the Company's aggregate accounts receivable, and (B) 50% of certain of the Company's aggregate inventory. There is a $50.0 million limitation on cash borrowings. As of September 30, 1994 there were $18.8 million in undrawn letters of credit issued under the Credit Facility and no cash borrowings. The Credit Facility expires on May 10, 1996, subject to the right of the Company to request an extension for a period of one year, which extension may be agreed to or rejected by each individual bank. If banks with aggregate commitments of at least $50.0 million agree to the extension, the expiration date with respect to the commitments of the agreeing banks will be extended for one year. The Company may utilize the Credit Facility for working capital and general corporate purposes.

  The Credit Facility provides for interest on outstanding borrowings to be calculated under either a base rate or a fixed rate. The base rate is defined as the higher of the Federal funds rate plus one-half of 1%, or the prime rate. The fixed rate for Eurodollar loans is defined as the arithmetic mean of the rates quoted by the reference banks referred to in the Credit Facility for the offering to leading banks in the London interbank market of United States dollar deposits of comparable terms and amounts. The fixed rate for certificate of deposit loans is defined to mean the arithmetic mean of the rates determined by the reference banks to be the average of the bid rates quoted by at least two certificate of deposit dealers for the purchase of certificates of deposit with a comparable term and amount. For the nine months ended September 30, 1994, the average interest rate on borrowings under the Credit Facility was 7.25% per annum.

  The Credit Facility contains numerous restrictive financial and other covenants including, without limitation: (i) prohibitions on incurring further indebtedness (other than indebtedness represented by the Notes) and restrictions on creating further liens and contingent obligations; (ii) restrictions on mergers, acquisitions, purchases and sales of assets, investments and transactions with affiliates; (iii) limitations on distributions and dividends by the Company; (iv) limitations on the Company's ability to acquire assets or engage in activities outside of its ordinary course of business; and (v) financial maintenance tests, including, among others, those requiring the Company to maintain a minimum current ratio, minimum consolidated tangible net worth and a maximum ratio of indebtedness to tangible net worth, all as defined. The Credit Facility also limits the Company's capital expenditures. The Credit Facility includes a fixed charge coverage ratio and other customary events of default.

EXISTING SENIOR NOTES

  The Company issued $60.0 million of unsecured Existing Senior Notes pursuant to a Note Purchase Agreement dated January 3, 1991 (the "Note Purchase Agreement"). The Note Purchase Agreement limits the payment of cash dividends on the Company's Common Stock and requires the maintenance of various covenants including minimum working capital, a minimum fixed charge coverage ratio, and minimum consolidated tangible net worth, all as defined. The Note Purchase Agreement provides for the principal to be repaid in seven equal annual installments commencing January 3, 1995. It is anticipated that the Existing Senior Notes will be retired from the proceeds of the Notes offered hereby.

PURCHASE MONEY DEBT

  Effective December 1, 1993, the Company and two subsidiaries entered into a secured purchase money borrowing (the "Purchase Money Debt") for the financing of certain gasoline station and terminal equipment and office furnishings, at an effective rate of 6.65%. Ninety percent of the principal is repayable in 60 monthly installments, with a balloon payment of 10% of the principal being payable in January 1999. The Purchase Money Debt is secured by gasoline station equipment and office furnishings having a cost basis of $6.5 million. The Purchase Money Debt allows for a maximum drawdown of $6.5 million, all of which has been drawn down by the Company. The Purchase Money Debt includes various customary events of default.

STANDBY LETTERS OF CREDIT

  The Company has an additional uncommitted line of credit with a major financial institution, for up to $20.0 million in standby letters of credit, primarily for the purchase of crude oil. Under this agreement, the Company had outstanding as of September 30, 1994, an irrevocable standby letter of credit in the principal amount of $7.2 million.

                            DESCRIPTION OF THE NOTES

  The Notes offered hereby will be issued under an Indenture to be dated as of
      , 1995 (the "Indenture") between the Company and The First National Bank of Boston, as trustee (the "Trustee"), a copy of the form of which is filed as an exhibit to the Registration Statement and will be made available to prospective purchasers of the Notes upon request. The Indenture is subject to and governed by the Trust Indenture Act. The following summary of the material provisions of the Indenture does not purport to be complete, and where reference is made to particular provisions of the Indenture, such provisions, including the definitions of certain terms, are qualified in their entirety by reference to all of the provisions of the Indenture and those terms made a part of the Indenture by the Trust Indenture Act. For definitions of certain capitalized terms used in the following summary, including the term "Company", see "-- Certain Definitions."

GENERAL

  The Notes will mature on     , 2005, will be limited to $100,000,000 in
aggregate principal amount, and will be unsecured senior obligations of the Company. Each Note will bear interest at the rate set forth on the cover page
hereof from      , 1995 or from the most recent interest payment date to which
interest has been paid, payable semi-annually on      and      in each year
(each, an "Interest Payment Date"), commencing      , 1995, to the Person in
whose name the Note (or any predecessor Note) is registered at the close of
business on the       or       preceding such Interest Payment Date. Interest
will be computed on the basis of a 360-day year comprised of twelve 30-day months.

  Principal of, premium, if any, and interest on the Notes will be payable, and the Notes will be exchangeable and transferable, at the office or agency of the Company maintained for such purpose (which initially will be the office or agent of the Trustee); provided, however, that payment of interest may be made at the option of the Company by check mailed to the Person entitled thereto as shown on the security register. The Notes will be issued only in fully registered form without coupons, in denominations of $1,000 and any integral multiple thereof. (Section 302). No service charge will be made for any registration of transfer, exchange or redemption of Notes, except in certain circumstances for any tax or other governmental charge that may be imposed in connection therewith. (Section 305).

OPTIONAL REDEMPTION

  The Notes will be subject to redemption at any time on or after      , 2000,
at the option of the Company, in whole or in part, on not less than 30 nor more than 60 days' prior notice in amounts of $1,000 or an integral multiple thereof at the following redemption prices (expressed as percentages of the principal amount), if redeemed during the 12-month period beginning of the years indicated below:

                                                                      REDEMPTION
      YEAR                                                              PRICE
      ----                                                            ----------
      2000...........................................................       %
      2001...........................................................       %
      2002...........................................................       %

and thereafter at 100% of the principal amount, in each case, together with accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on regular record dates to receive interest due on an Interest Payment Date).

  Notwithstanding the foregoing, at any time prior to      , 1998, the Company
may redeem up to $  million principal amount of the Notes at a redemption
price of   % of the principal amount of Notes redeemed, together with accrued and unpaid interest, if any, to the redemption date, with the Net Cash Proceeds of one or more Public Equity Offerings; provided that after such redemption, Notes having an aggregate principal amount of at least $ million remain outstanding.

  If less than all of the Notes are to be redeemed, the Trustee will select the Notes or portions thereof to be redeemed pro rata, by lot or by any other method the Trustee deems fair and reasonable. (Section 1104).

SINKING FUND

  The Notes will not be entitled to the benefit of any sinking fund.

RANKING OF THE NOTES

  The Indebtedness evidenced by the Notes will be senior unsecured obligations of the Company, will rank pari passu in right of payment with all existing and future senior Indebtedness of the Company and will be senior in right of payment to all existing and future Subordinated Indebtedness of the Company. The Notes, however, will be effectively subordinated to secured senior Indebtedness of the Company with respect to the assets securing such Indebtedness and will also be effectively subordinated to any Indebtedness of the Company's Subsidiaries. As of September 30, 1994, after giving effect to the sale of the Notes and the application of the estimated net proceeds thereof, the Company would have had $107.0 million of senior Indebtedness outstanding (including the Notes and $7.0 million of Purchase Money Debt and other Indebtedness of the Company and its Subsidiaries). As of September 30, 1994, the Company had, subject to certain restrictions, the ability to draw up to $50.0 million of additional senior unsecured Indebtedness under the Credit Facility. See "Investment Considerations -- Ranking of the Notes."

  Holders of secured Indebtedness of the Company have claims with respect to the assets constituting collateral for such Indebtedness that are prior to the claims of holders of the Notes. In the event of a default on the Notes, or a bankruptcy, liquidation or reorganization of the Company, such assets will be available to satisfy obligations with respect to the Indebtedness secured thereby before any payment therefrom could be made on the Notes. To the extent that the value of such collateral is not sufficient to satisfy the Indebtedness secured thereby, amounts remaining outstanding on such Indebtedness would be entitled to share, together with the Indebtedness under the Notes, with respect to any other assets of the Company.

CERTAIN COVENANTS

  The Indenture will contain, among other things, the following covenants:

 Limitation on Indebtedness

  (a) The Company will not create, issue, assume, guarantee, or otherwise in any manner become directly or indirectly liable for or with respect to or otherwise incur (collectively, "incur") any

Indebtedness and the Company will not permit any of its Subsidiaries to incur any Indebtedness, except that (1) the Company may incur Indebtedness and (2) any Subsidiary of the Company may incur Acquired Indebtedness, Purchase Money Indebtedness and Indebtedness in respect of Sale and Leaseback Transactions, if, in each case, (x) the Consolidated Fixed Charge Coverage Ratio for the Company for the four full fiscal quarters immediately preceding the incurrence of such Indebtedness taken as one period (and after giving pro forma effect to (i) the incurrence of such Indebtedness and (if applicable) the application of the net proceeds therefrom, including to refinance other Indebtedness, as if such Indebtedness was incurred, and the application of such proceeds occurred, at the beginning of such four-quarter period; (ii) the incurrence, repayment or retirement of any other Indebtedness by the Company and its Subsidiaries since the first day of such four-quarter period as if such Indebtedness was incurred, repaid or retired at the beginning of such four-quarter period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility will be computed based upon the average daily balance of such Indebtedness during such four-quarter period); (iii) in the case of Acquired Indebtedness and Purchase Money Indebtedness, the related acquisition as if such acquisition occurred at the beginning of such four-quarter period; and
(iv) any acquisition or disposition by the Company and its Subsidiaries of any company or any business or any assets out of the ordinary course of business, whether by merger, stock purchase or sale or asset purchase or sale or any related repayment of Indebtedness, since the first day of such four-quarter period, as if such acquisition or disposition occurred at the beginning of such four-quarter period) is at least equal to 2.5 to 1.0 and (y) if such Indebtedness is Subordinated Indebtedness, such Indebtedness has an Average Life to Stated Maturity greater than the remaining Average Life to Stated Maturity of the Notes and a Stated Maturity for its final scheduled principal payment later than the Stated Maturity for the final scheduled principal payment of the Notes.

  (b) The foregoing limitations will not apply to the incurrence of any of the following (collectively "Permitted Indebtedness"):

    (i) Total Indebtedness under the Credit Facility in an aggregate principal amount at any one time outstanding not to exceed $125.0 million; provided that if such Indebtedness is for borrowed money, then such Indebtedness together with all other Indebtedness for borrowed money under the Credit Facility shall not exceed at any time $50.0 million in aggregate principal amount;

    (ii) Indebtedness of the Company pursuant to the Notes and Indebtedness of any Guarantor pursuant to a Guarantee of the Notes;

    (iii) Indebtedness of the Company or any of its Subsidiaries outstanding on the date of the Indenture and listed on a schedule thereto;

    (iv) Indebtedness (1) of the Company owing to a Subsidiary of the Company or (2) of a Wholly Owned Subsidiary owing to the Company or another Wholly Owned Subsidiary provided that any such Indebtedness is made pursuant to an intercompany note in the form attached as an exhibit to the Indenture and, in the case of Indebtedness of the Company owing to a Subsidiary of the Company, is subordinated in right of payment from and after such time as the Notes become due and payable (whether at Stated Maturity, acceleration or otherwise) to the payment and performance of the Company's obligations under the Notes; provided, further, that (x) any disposition, pledge or transfer of any such Indebtedness to a Person (other than the Company or a Wholly Owned Subsidiary) will be deemed to be an incurrence of such Indebtedness by the obligor not permitted by this clause (iv) and (y) any transaction pursuant to which any Wholly Owned Subsidiary, which has Indebtedness owing to the Company or any other Wholly Owned Subsidiary, ceases to be a Wholly Owned Subsidiary will be deemed to be the incurrence of Indebtedness by the Company or such other Wholly Owned Subsidiary that is not permitted by this clause (iv);

    (v) Indebtedness of the Company pursuant to Hedging Obligations, so long as the notional amount of those Hedging Obligations which relate to other Indebtedness described in clause (i),

  (ii) or (iii) of the definition of "Indebtedness" at the time incurred does not exceed the aggregate principal amount of such Indebtedness then outstanding or in good faith anticipated to be outstanding within 90 days of such incurrence;

    (vi) guarantees of any Subsidiary of the Company made in accordance with the provisions described under "-- Limitation on Issuances of Guarantees of and Pledges for Indebtedness";

    (vii) any renewals, extensions, substitutions, refundings, refinancings or replacements (collectively, a "refinancing") of any Indebtedness described in clauses (ii) and (iii) of this definition of "Permitted Indebtedness," including any successive refinancings, provided, that (A) the aggregate principal amount of Indebtedness represented thereby is not increased by such refinancing plus the lesser of (I) the stated amount of any premium, interest or other payment required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness being refinanced or (II) the amount of premium, interest or other payment actually paid at such time to refinance such Indebtedness, plus, in either case, the amount of reasonable fees and expenses of the Company incurred in connection with such refinancing, (B) such refinancing does not reduce the Average Life to Stated Maturity or the Stated Maturity of such Indebtedness, (C) Subordinated Indebtedness is refinanced only with Indebtedness which is equally subordinated and (D) Indebtedness of the Company is not refinanced with Indebtedness of any Subsidiary of the Company; and

    (viii) Indebtedness of the Company (including without limitation under the Credit Facility) in addition to that described in clauses (i) through
  (vii) above, and any renewals, extensions, substitutions, refundings, refinancings or replacements of such Indebtedness, so long as the aggregate principal amount of such Indebtedness does not exceed at any time the greater of (A) $10.0 million and (B) the dollar amount represented by the product of 0.5 million and the settlement price on the New York Mercantile Exchange of the spot month for a barrel of West Texas Intermediate crude oil (or, if such price cannot be obtained, the applicable price shown in the then most recently published Platt's Oilgram Price Report or, if such publication is not published at any time, or if it does not include such prices, then in any comparable industry publication including such prices), which amount will be calculated by the Company as of the last day of each calendar quarter using the price per barrel as determined under (B) above as of such date and shall be in effect for the next succeeding calendar quarter. (Section 1008).

 Limitation on Restricted Payments

  (a) The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly:

    (i) declare or pay any dividend on, or make any distribution to holders of, any shares of the Company's Capital Stock (other than dividends or distributions payable solely in shares of its Qualified Capital Stock or in options, warrants or other rights to acquire such Qualified Capital Stock);

    (ii) purchase, redeem or otherwise acquire or retire for value, directly or indirectly, any shares of the Capital Stock of the Company or any Affiliate thereof (other than any Wholly Owned Subsidiary of the Company) or any options, warrants or other rights to acquire such Capital Stock;

    (iii) make any principal payment on, or repurchase, redeem, defease, retire or otherwise acquire for value, prior to any scheduled principal payment, sinking fund or maturity, any Subordinated Indebtedness;

    (iv) declare or pay any dividend or distribution on any Capital Stock of any Subsidiary of the Company to any Person (other than the Company or any of its Wholly Owned Subsidiaries) or purchase, redeem or otherwise acquire or retire for value any Capital Stock of any Subsidiary of the Company held by any Person (other than the Company or any of its Wholly Owned Subsidiaries);

    (v) incur, create, assume or suffer to exist any guarantee of Indebtedness of any Affiliate (other than a Wholly Owned Subsidiary); or

    (vi) make any Investment (other than any Permitted Investment) in any Person

(any of the foregoing payments described in clauses (i) through (vi) being, collectively, "Restricted Payments"), unless after giving effect to the proposed Restricted Payment (the amount of any such Restricted Payment, if other than cash, as determined in good faith by the Board of Directors of the Company, whose determination will be conclusive and evidenced by a board resolution), (1) no Default or Event of Default has occurred and is continuing;
(2) immediately before and immediately after giving effect to such transaction on a pro forma basis, the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) in accordance with the provisions described under "-- Limitation on Indebtedness"; and (3) the aggregate amount of all such Restricted Payments declared or made after the date of the Indenture does not exceed the sum of:

    (A) 50% of the aggregate cumulative Consolidated Net Income of the Company accrued on a cumulative basis during the period beginning on the date of the Indenture and ending on the last day of the Company's last fiscal quarter ending prior to the date of the proposed Restricted Payment (or if such aggregate cumulative Consolidated Net Income is a loss, minus 100% of such loss);

    (B) the aggregate Net Cash Proceeds received after the date of the Indenture by the Company as capital contributions to the Company;

    (C) the aggregate Net Cash Proceeds received after the date of the Indenture by the Company from the issuance or sale (other than to any of its Subsidiaries) of its shares of Qualified Capital Stock or any options, warrants or rights to purchase such shares of Qualified Capital Stock (except, in each case, to the extent such proceeds are used to redeem any of the Notes with the proceeds of an issuance of common stock of the Company in a Public Equity Offering as provided under "-- Optional Redemption");

    (D) the aggregate Net Cash Proceeds received after the date of the Indenture by the Company (other than from any of its Subsidiaries) upon the exercise of any options, warrants or other rights to purchase shares of Qualified Capital Stock of the Company;

    (E) the aggregate Net Cash Proceeds received after the date of the Indenture by the Company from the issuance or sale (other than to any of its Subsidiaries) of debt securities or shares of Redeemable Capital Stock of the Company that have been converted into or exchanged for Qualified Capital Stock of the Company to the extent such debt securities or shares of Redeemable Capital Stock were originally issued or sold for cash plus the aggregate Net Cash Proceeds received by the Company at the time of such conversion or exchange; and

    (F) $10.0 million.

  (b) Notwithstanding the foregoing, and in the case of clauses (ii) through
(iv) below, so long as there is no Default or Event of Default continuing, the foregoing provisions will not prohibit the following actions:

    (i) the payment of any dividend within 60 days after the date of declaration thereof, if at such date of declaration such payment would be permitted by the provisions of paragraph (a) of this "Limitation on Restricted Payments" covenant (such payment will be deemed to have been paid on such date of declaration for purposes of the calculation required by paragraph (a) of this "Limitation on Restricted Payments" covenant);

    (ii) the repurchase, redemption or other acquisition or retirement of any shares of any class of Capital Stock of the Company in exchange for, or out of the Net Cash Proceeds of, a substantially concurrent issue and sale for cash (other than to a Subsidiary of the Company) of other shares of Qualified Capital Stock of the Company; provided that the Net Cash Proceeds from the issuance of such shares of Qualified Capital Stock are excluded from clause (3)(C) of paragraph (a) of this "Limitation on Restricted Payments" covenant;

    (iii) any repurchase, redemption, defeasance, retirement, refinancing, acquisition for value or payment of principal of any Subordinated Indebtedness in exchange for, or out of the Net Cash Proceeds of, a substantially concurrent issuance and sale for cash (other than to any Subsidiary of the Company) of any Qualified Capital Stock of the Company, provided that the Net Cash Proceeds from the issuance of such shares of Qualified Capital Stock are excluded from clause (3)(C) of paragraph (a) of this "Limitation on Restricted Payments" covenant; and

    (iv) the repurchase, redemption, defeasance, retirement, refinancing, acquisition for value or payment of principal of any Subordinated Indebtedness (other than Redeemable Capital Stock) (collectively, a "refinancing") through the issuance of new Subordinated Indebtedness of the Company, provided, that any such new Subordinated Indebtedness (A) is in an aggregate principal amount that does not exceed the principal amount so refinanced (or, if such Subordinated Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, then such lesser amount as of the date of determination) plus the lesser of (I) the stated amount of any premium, interest or other payment required to be paid in connection with such a refinancing pursuant to the terms of the Subordinated Indebtedness being refinanced or (II) the amount of premium or other payment actually paid at such time to refinance such Subordinated Indebtedness, plus, in either case, the amount of reasonable fees and expenses of the Company incurred in connection with such refinancing; (B) has an Average Life to Stated Maturity greater than the remaining Average Life to Stated Maturity of the Notes; (C) has a Stated Maturity for its final scheduled principal payment later than the Stated Maturity for the final scheduled principal payment of the Notes; and (D) is expressly subordinated in right of payment to the Notes at least to the same extent as the Subordinated Indebtedness to be refinanced. (Section 1009).

 Limitation on Transactions with Affiliates

  The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate of the Company (other than the Company or a Wholly Owned Subsidiary) unless (i) such transaction or series of related transactions is in writing on terms that are no less favorable to the Company or such Subsidiary, as the case may be, than would be available in a comparable transaction in arm's-length dealings with an unrelated third party, (ii) with respect to any transaction or series of related transactions in which the aggregate rental value, remuneration or other consideration (including the value of a loan), together with the aggregate rental value, remuneration or other consideration (including the value of a loan) of all such other transactions consummated in the calendar year during which such transaction or series of related transactions is proposed to be consummated, exceeds $1.0 million, the Company delivers an officers' certificate to the Trustee certifying that such transaction or series of related transactions complies with clause (i) above, (iii) with respect to any transaction or series of related transactions in which the aggregate rental value, remuneration or other consideration (including the value of a loan), together with the aggregate rental value, remuneration or other consideration (including the value of a loan) of all such other transactions consummated in the calendar year during which such transaction or series of related transactions is proposed to be consummated, exceeds $2.5 million, the Company delivers to the Trustee, in addition to the officers' certificate referred to in clause (ii) above, a board resolution evidencing that such transaction or series of related transactions has been approved in good faith by a majority of the Independent Directors of the Company that are disinterested, and (iv) with respect to any transaction or series of related transactions in which the aggregate rental value, remuneration or other consideration (including the value of a loan), together with the aggregate rental value, remuneration or other consideration (including the value of a loan) of all such other transactions consummated in the calendar year during which such transaction or series of related transactions is proposed to be consummated, exceeds $5.0 million, the Company delivers to the Trustee, in addition to the officers' certificate and the board resolution referred to in clauses
(ii) and (iii) above, respectively, an opinion of an investment banking firm of national standing, unaffiliated with the Company or such Subsidiary and the Affiliate which is party to such transaction stating that the transaction or series of related transactions is fair to the Company or such Subsidiary; provided, however, that this provision shall not apply to transactions pursuant to agreements in existence on the date of the Indenture. (Section 1010).

 Limitation on Sale of Assets

  (a) The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, consummate an Asset Sale unless (i) at least 85% of the proceeds from such Asset Sale are received in cash or Cash Equivalents and (ii) the Company or such Subsidiary receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the shares, properties or assets sold.

  (b) If all or a portion of the Net Cash Proceeds of any Asset Sale are not required to be applied to repay permanently any unsubordinated Indebtedness then outstanding as required by the terms thereof, and the Company determines not to apply such Net Cash Proceeds to the permanent prepayment of such unsubordinated Indebtedness or if no such unsubordinated Indebtedness is then outstanding, then the Company may within 12 months of the Asset Sale, invest the Net Cash Proceeds thereof in other properties and assets which (as determined in good faith by the Company's Board of Directors) replace the properties and assets that were the subject of the Asset Sale or in properties and assets that will be used in the businesses of the Company or its Subsidiaries existing on the date of the Indenture or in businesses reasonably related thereto. The amount of such Net Cash Proceeds neither used to permanently repay or prepay unsubordinated Indebtedness nor used or invested as set forth in this paragraph constitute "Excess Proceeds."

  (c) When the aggregate amount of Excess Proceeds equals $5.0 million or more, the Company will make an irrevocable offer to purchase (an "Offer") from all holders of the Notes in accordance with the procedures set forth in the Indenture in the maximum principal amount (expressed as an integral multiple of $1,000) of Notes that may be purchased with the Excess Proceeds. The purchase price to be paid pursuant to any such Offer will be payable in cash in an amount equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, if any, through the repurchase date. To the extent that the aggregate purchase price for Notes tendered pursuant to an Offer is less than the Excess Proceeds (the amount of such shortfall, if any, constituting a "Deficiency"), the Company may use such Deficiency for general corporate purposes. Upon completion of the purchase of all the Notes tendered pursuant to an Offer, the amount of Excess Proceeds, if any, will be reset to zero.

  (d) Whenever the aggregate amount of Excess Proceeds received by the Company exceeds $5.0 million, such Excess Proceeds will, prior to any purchase of Notes described in paragraph (c) above, be set aside by the Company in a separate account pending (i) deposit with a depositary or a paying agent of the amount required to purchase the Notes tendered in an Offer and (ii) delivery by the Company of the purchase price to the holders of the Notes tendered in an Offer. Such Excess Proceeds may be invested in Cash Equivalents at the Company's written direction, provided that the maturity date of any such investment made after the amount of Excess Proceeds exceeds $5.0 million, will not be later than the repurchase date. The Company will be entitled to any interest or dividends accrued, earned or paid on such Cash Equivalents, provided that the Company will not withdraw such interest from the separate account if an Event of Default has occurred and is continuing.

  (e) If the Company becomes obligated to make an Offer pursuant to clause (c) above, the Notes will be purchased by the Company, at the option of the holder thereof, in whole or in part in integral multiples of $1,000, on a date that is not earlier than 45 days and not later than 60 days from the date the notice is given to holders, or such later date as may be necessary for the Company to comply with the requirements under the Exchange Act, subject to proration in the event the Excess Proceeds are less than the aggregate purchase price of all Notes tendered.

  (f) The Company will comply with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws or regulations in connection with an Offer.

  (g) The Company will not, and will not permit any of its Subsidiaries to, create or permit to exist or become effective any consensual restriction (other than restrictions not more restrictive than those in effect under Indebtedness outstanding on the date of the Indenture and listed on a schedule thereto, including Indebtedness under the Credit Facility) that would materially impair the ability of the Company to comply with the provisions of this "Limitation on Sale of Assets" covenant. (Section 1011).

 Limitation on Liens

  The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, affirm or suffer to exist any Lien of any kind upon any of its property or assets (including any intercompany notes), owned at the date of the Indenture or acquired after the date of the Indenture, or any income or profits therefrom, unless the Notes (or in the case of Liens on property or assets of a Guarantor, the related Guarantee) are directly secured equally and ratably with (or prior to in the case of Liens with respect to Subordinated Indebtedness or Indebtedness of a Guarantor subordinated in right of payment to its Guarantee) the obligation or liability secured by such Lien, excluding, however, from the operation of the foregoing any of the following (collectively, "Permitted Liens"):

    (a) any Lien existing as of the date of the Indenture;

    (b) any Lien arising by reason of (i) any judgment, decree or order of any court, so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree or order have not been finally terminated or the period within which such proceedings may be initiated has not expired; (ii) taxes not yet delinquent or which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, and against which appropriate reserves have been established in accordance with GAAP; (iii) security for payment of workers' compensation or other insurance; (iv) good faith deposits in connection with tenders, leases or contracts (other than contracts for the payment of money); (v) zoning restrictions, easements, licenses, reservations, provisions, covenants, conditions, waivers, restrictions on the use of property or minor irregularities of title (and with respect to leasehold interests, mortgages, obligations, liens and other encumbrances incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of the leased property, with or without consent of the lessee), none of which materially impairs the use of any parcel of property material to the operation of the businesses of the Company or any of its Subsidiaries or the value of such property for the purpose of such businesses; (vi) deposits to secure public or statutory obligations, or in lieu of surety or appeal bonds; (vii) certain surveys, exceptions, title defects, encumbrances, easements, reservations of, or rights of others for, rights of way, sewers, electric lines, telegraph or telephone lines and other similar purposes or zoning or other restrictions as to the use of real property not materially adversely interfering with the ordinary conduct of the businesses of the Company or any of its Subsidiaries; or
  (viii) operation of law in favor of mechanics, materialmen, laborers, employees or suppliers, incurred in the ordinary course of business for sums which are not yet delinquent or are being contested in good faith by negotiations or by appropriate proceedings which suspend the collection thereof and against which appropriate reserves have been established;

    (c) any Lien (including extensions and renewals thereof) upon real or tangible personal property acquired or constructed in the ordinary course of business after the date of the Indenture; provided that (i) such Lien is created (A) solely for the purpose of securing Purchase Money Indebtedness incurred in respect of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within 90 days after the later of the acquisition, the completion of construction or the commencement of full operation of such property or (B) to refinance any

  Purchase Money Indebtedness previously incurred and so secured, (ii) the principal amount of Purchase Money Indebtedness secured by such Lien does not exceed 100% of the lesser of the aggregate cost or the Fair Market Value of such item of property or assets, (iii) any such Lien does not extend to or cover any property or assets other than such item of property or assets and any improvements on such item and (iv) any such Lien does not extend to or cover any property or assets of the Company or any of its Subsidiaries existing as of the date of the Indenture;

    (d) any Lien now or hereafter existing on property or assets of the Company or any of its Subsidiaries securing the Notes;

    (e) any Lien securing Acquired Indebtedness created prior to (and not created in connection with or in contemplation of) the incurrence of such Indebtedness by the Company or any of its Subsidiaries, in each case which Indebtedness is permitted under the provisions described under "-- Limitation on Indebtedness"; provided that any such Lien only extends to the assets that were subject to such Lien securing such Acquired Indebtedness prior to the related transaction by the Company or its Subsidiaries;

    (f) any Lien securing Hedging Obligations that the Company enters into in the ordinary course of business for the purpose of protecting against fluctuations in the price of crude oil, other feedstocks or refined products;

    (g) any Lien on pipeline or pipeline facilities which arise out of operation of law;

    (h) any extension, renewal, refinancing or replacement, in whole or in part, of any Lien described in the foregoing clauses (a) through (g) so long as no additional assets become subject to such Liens as a result of such extension, renewal, refinancing or replacement; and

    (i) any Lien on property of the Company or any of its Subsidiaries that is subject to a Sale and Leaseback Transaction, provided that after giving effect to such transaction the aggregate principal amount of Attributable Indebtedness in respect of all Sale and Leaseback Transactions entered into by the Company and its Subsidiaries then outstanding, other than any Sale and Leaseback Transactions existing as of the date of the Indenture, does not at the time such Lien is incurred exceed 10% of the Consolidated Net Worth of the Company. (Section 1012).

 Limitation on Issuances of Guarantees of and Pledges for Indebtedness

  (a) The Company will not permit any of its Subsidiaries, directly or indirectly, to secure the payment of any Indebtedness of the Company or pledge any intercompany notes representing obligations of any Subsidiary of the Company to secure the payment of any Indebtedness unless in each case (i) such Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a guarantee of payment of the Notes by such Subsidiary, which guarantee is on the same terms as the guarantee of such Indebtedness (if a guarantee of Indebtedness is granted by any such Subsidiary) except that the guarantee of the Notes need not be secured and (ii) such Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Subsidiary of the Company as a result of any payment by such Subsidiary under its guarantee.

  (b) The Company will not permit any of its Subsidiaries, directly or indirectly, to guarantee, assume or in any other manner become liable with respect to any Indebtedness of the Company unless (i) such Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a guarantee of the Notes on the same terms as the guarantee of such Indebtedness except that (A) such guarantee need not be secured unless required pursuant to "-- Limitation on Liens," and (B) if such Indebtedness is by its terms expressly subordinated to the Notes, any such assumption, guarantee or other liability of such Subsidiary with respect to such Indebtedness is subordinated to such Subsidiary's assumption, guarantee or other liability with respect to the Notes to the same extent as such Indebtedness is subordinated to the Notes and (ii) such Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Subsidiary of the Company as a result of any payment by such Subsidiary under its guarantee.

  (c) Each guarantee created pursuant to the provisions described in the foregoing paragraph is referred to as a "Guarantee" and the issuer of each such Guarantee is referred to as a "Guarantor." Notwithstanding the foregoing, any Guarantee by a Subsidiary of the Company of the Notes will provide by its terms that it will be automatically and unconditionally released and discharged upon
(i) any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's Capital Stock in, or all or substantially all the assets of, such Subsidiary, which is in compliance with the terms of the Indenture or (ii) the release by all of the holders of the Indebtedness of the Company described in clauses (a) and (b) above of their security interest or their guarantee by such Subsidiary (including any deemed release upon payment in full of all obligations under such Indebtedness, except a release by or as a result of enforcement upon such security interest or payment under such guarantee), at a time when (A) no other Indebtedness of the Company has been secured or guaranteed by such Subsidiary, as the case may be, or (B) the holders of all such other Indebtedness which is secured or guaranteed by such Subsidiary also release their security interest in, or guarantee by, such Subsidiary (including any deemed release upon payment in full of all obligations under such Indebtedness, except a release by or as a result of enforcement upon such security interest or payment under such guarantee). (Section 1013).

 Purchase of Notes Upon a Change of Control

  If a Change of Control occurs at any time, then each holder of Notes will have the right to require that the Company purchase such holder's Notes in whole or in part in integral multiples of $1,000, at a purchase price (the "Change of Control Purchase Price") in cash in an amount equal to 101% of the principal amount of such Notes, together with accrued and unpaid interest, if any, to the date of purchase (the "Change of Control Purchase Date"), pursuant to the irrevocable offer described below (the "Change of Control Offer") and the other procedures set forth in the Indenture.

  Within 15 days following any Change of Control, the Company will notify the Trustee thereof and give written notice of such Change of Control to each holder of Notes by first-class mail, postage prepaid, at his address appearing in the security register, stating, among other things, (i) the purchase price and the purchase date, which will be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed, or such later date as is necessary to comply with requirements under the Exchange Act, (ii) that any Note not tendered will continue to accrue interest, (iii) that, unless the Company defaults in the payment of the purchase price, any Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control Purchase Date and (iv) certain other procedures that a holder of Notes must follow to accept a Change of Control Offer or to withdraw such acceptance. (Section 1014).

  If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control Purchase Price for all of the Notes that might be delivered by holders of the Notes seeking to accept the Change of Control Offer. The occurrence of the event described in clause (ii) of the definition of "Change of Control" below for a period of 25 months may cause an event of default under the Credit Facility, and, upon such event of default, all amounts outstanding under the Credit Facility may become due and payable. There can be no assurance that in the event of such an event of default the Company will be able to obtain the necessary waivers from the lenders under the Credit Facility to permit such Change of Control or to consummate a Change of Control Offer. The failure of the Company to make or consummate the Change of Control Offer or pay the Change of Control Purchase Price when due would result in an Event of Default under the Indenture and would give the Trustee and the holders of the Notes the rights described under "-- Events of Default."

  "Change of Control" is defined in the Indenture to mean the occurrence of any of the following events; (i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than Permitted Holders, is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person will be deemed to have beneficial ownership of all shares that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the voting power of the total outstanding Voting Stock of the Company voting as one class; (ii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election to such Board or whose nomination for election by the shareholders of the Company was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) for any reason cease to constitute a majority of such Board of Directors then in office; (iii) the Company consolidates with or merges with or into any Person or conveys, transfers or leases all or substantially all of its assets to any Person, or any corporation consolidates with or merges into or with the Company, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is changed into or exchanged for cash, securities or other property, other than any such transaction where (A) the outstanding Voting Stock of the Company is changed into or exchanged for (x) Voting Stock of the surviving corporation which is not Redeemable Capital Stock or (y) cash, securities and other property (other than Capital Stock of the surviving corporation which is not Redeemable Capital Stock) in an amount which could be paid by the Company as a Restricted Payment in accordance with the provisions described under "-- Limitation on Restricted Payments" (and such amount will be treated as a Restricted Payment subject to the provisions described under "--
 Limitation on Restricted Payments") and (B) no "person" or "group," other than Permitted Holders, beneficially owns immediately after such transaction, directly or indirectly, more than 35% of the voting power of the total outstanding Voting Stock of the surviving corporation voting as one class; or
(iv) the Company is liquidated or dissolved or adopts a plan of liquidation or dissolution other than in a transaction which complies with the provisions described under "-- Consolidation, Merger, Sale of Assets."

  "Permitted Holders" means any of (i) the individuals who are members of the ATAPCO Group on the date of the Indenture or any of their respective spouses or lineal descendants or any trust for the benefit of any of the foregoing; (ii) American Trading and Production Corporation, for so long as not less than 66 2/3% of the shares of Voting Stock of such corporation are beneficially owned by any or all of the individuals or trusts referred to in the preceding clause
(i); (iii) any controlled Affiliate of any of the foregoing; or (iv) in the event of incompetence or death of any of the individuals described in clause
(i), such individual's estate, executor, administrator, committee or other personal representative or beneficiaries.

  The term "all or substantially all" as used in the definition of "Change of Control" has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As consequence, in the event the holders of the Notes elected to exercise their rights under the Indenture and the Company elected to contest such election, there would be no assurance as to how a court interpreting New York law would interpret the phrase.

  The existence of a holder's right to require the Company to purchase such holder's Notes upon a Change of Control may deter a third party from acquiring the Company in a transaction which constitutes a Change of Control.

  The Company will comply with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws or regulations in connection with a Change of Control Offer.

  The Company will not, and will not permit any of its Subsidiaries to, create or permit to exist or become effective any restriction (other than restrictions not more restrictive than those in effect under

Indebtedness outstanding on the date of the Indenture and listed on a schedule thereto, including Indebtedness under the Credit Facility) that would materially impair the ability of the Company to make a Change of Control Offer to purchase the Notes or, if such Change of Control Offer is made, to pay for the Notes tendered for purchase. (Section 1014).

 Limitation on Sale and Leaseback Transactions

  The Company will not, and will not permit any of its Subsidiaries to, enter into any Sale and Leaseback Transaction unless (i) immediately before and immediately after giving effect to such transaction and the Attributable Indebtedness in respect thereof, on a pro forma basis, the Company or such Subsidiary could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) as described under "-- Limitation on Indebtedness," (ii) immediately before and immediately after giving effect to such transaction, on a pro forma basis, the Company or such Subsidiary could incur Indebtedness secured by a Lien on property in a principal amount equal to or exceeding the Attributable Indebtedness in respect of such Sale and Leaseback Transaction pursuant to clause (i) of the covenant described under "-- Limitation on Liens" had such Sale and Leaseback Transaction been structured as a secured loan rather than a Sale and Leaseback Transaction without equally and ratably securing the Notes, and (iii) the transfer of assets in such Sale and Leaseback Transaction is permitted by, and the Company applies the proceeds of such transaction in compliance with, the provision described under "-- Limitation on Sale of Assets." (Section 1015).

 Limitation on Subsidiary Capital Stock

  The Company will not permit (a) any Subsidiary of the Company to issue any Capital Stock, except for (i) Capital Stock issued to and held by the Company or a Wholly Owned Subsidiary, and (ii) Capital Stock issued by a Person prior to the time (A) such Person becomes a Subsidiary of the Company, (B) such Person merges with or into a Subsidiary of the Company or (C) a Subsidiary of the Company merges with or into such Person, provided that such Capital Stock was not issued or incurred by such Person in anticipation of the type of transaction contemplated by subclauses (A), (B) or (C), or (b) any Person (other than the Company or a Wholly Owned Subsidiary) to own or hold any interest in any Preferred Stock of any Subsidiary of the Company (in each of clauses (a) and (b) above, other than directors' qualifying shares or shares required to be owned by foreign nationals under applicable law). (Section
1016).

 Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries

  The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Subsidiary of the Company to (i) pay dividends or make any other distribution on its Capital Stock to the Company or any other Subsidiary of the Company,
(ii) pay any Indebtedness owed to the Company or any other Subsidiary of the Company, (iii) make any Investment in the Company or any other Subsidiary of the Company or (iv) transfer any of its properties or assets to the Company or any other Subsidiary of the Company, except (A) any encumbrance or restriction pursuant to an agreement in effect or entered into on the date of the Indenture; (B) any encumbrance or restriction, with respect to a Subsidiary that is not a Subsidiary of the Company on the date of the Indenture, in existence at the time such Person becomes a Subsidiary of the Company and not incurred in connection with, or in contemplation of, such Person becoming a Subsidiary of the Company; and (C) any encumbrance or restriction existing under any agreement that extends, renews, refinances or replaces the agreements containing the encumbrances or restrictions in the foregoing clauses (A) and
(B), or in this clause (C), provided that the terms and conditions of any such encumbrances or restrictions are not materially less favorable to the holders of the Notes than those under or pursuant to the agreement evidencing the Indebtedness so extended, renewed, refinanced or replaced. (Section 1017).

 Provision of Financial Statements

  Whether or not the Company is subject to Section 13(a) or 15(d) of the Exchange Act, the Company will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to such Section 13(a) or 15(d) if the Company were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Company would have been required so to file such documents if the Company were so subject. The Company will also in any event (x) within 15 days of each Required Filing Date
(i) transmit by mail to all holders of Notes, as their names and addresses appear in the security register, without cost to such holders and (ii) file with the Trustee copies of the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act if the Company were subject to such Sections and (y) if filing such documents by the Company with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective holder of Notes at the Company's cost. (Section 1018).

 Additional Covenants

  The Indenture will also contain covenants with respect to the following matters: (i) payment of principal, premium and interest; (ii) maintenance of an office or agency in the City of New York; (iii) arrangements regarding the handling of money held in trust; (iv) maintenance of corporate existence; (v) payment of taxes and other claims; (vi) maintenance of properties; and (vii) maintenance of insurance.

CONSOLIDATION, MERGER, SALE OF ASSETS

  The Company will not, in a single transaction or through a series of related transactions, consolidate with or merge with or into any other Person or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets as an entirety to any Person or group of affiliated Persons, or permit any of its Subsidiaries to enter into any such transaction or transactions if such transaction or transactions, in the aggregate, would result in a sale, assignment, conveyance, transfer, lease or disposal of all or substantially all of the properties and assets of the Company and its Subsidiaries on a Consolidated basis to any other Person or group of affiliated Persons, unless at the time and after giving effect thereto: (i) either (A) the Company is the continuing corporation or (B) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, conveyance, transfer, lease or disposition all or substantially all of the properties and assets of the Company and its Subsidiaries on a Consolidated basis (the "Surviving Entity") is a corporation duly organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and such Person expressly assumes, by an indenture supplemental to the Indenture, executed and delivered to the Trustee in a form reasonably satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture, and the Indenture remains in full force and effect; (ii) immediately before and immediately after giving effect to such transaction, no Default or Event of Default has occurred and is continuing;
(iii) except in the case of the consolidation or merger of any Subsidiary of the Company with or into the Company, immediately after giving effect to such transaction on a pro forma basis, the Consolidated Net Worth of the Company
(or the Surviving Entity if the Company is not the continuing obligor under the Indenture) is equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction; (iv) except in the case of the consolidation or merger of any Subsidiary of the Company with or into the Company, immediately before and immediately after giving effect to such transaction on a pro forma basis, the Company (or the Surviving Entity if the Company is not the continuing obligor under the Indenture) could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the provisions described under "-- Certain Covenants -- Limitation on Indebtedness"; (v) each Guarantor, if any, unless it is the other party to the transactions described above, has by supplemental indenture confirmed that its Guarantee applies to such Person's obligations under the Indenture and the Notes; (vi) if any of the property or assets of the Company or any of its Subsidiaries would thereupon become subject to any Lien, the provisions described under "-- Certain Covenants -- Limitation on Liens" are complied with; and (vii) the Company or the Surviving Entity delivers, or causes to be delivered to the Trustee, in form and substance reasonably satisfactory to the Trustee, an officers' certificate and an opinion of counsel, each to the effect that such consolidation, merger, sale, assignment, conveyance, transfer, lease or other transaction and such supplemental indenture complies with the Indenture and that all conditions precedent therein provided for relating to such transaction have been complied with. (Section 801).

  Each Guarantor, if any, will not, and the Company will not permit a Guarantor to, in a single transaction or through a series of related transactions merge or consolidate with or into any other Person (other than the Company or any other Guarantor), or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets on a Consolidated basis to any Person (other than the Company or any other Guarantor) unless at the time and after giving effect thereto: (i) either (1) such Guarantor is the continuing corporation or (2) the Person (if other than such Guarantor) formed by such consolidation or into which such Guarantor is merged or the Person which acquires by sale, assignment, conveyance, transfer, lease or disposition the properties and assets of such Guarantor is a corporation duly organized and validly existing under the laws of the United States of America, any state thereof, the District of Columbia or the jurisdiction in which such Guarantor was organized and such Person expressly assumes by an indenture supplemental to the Indenture, executed and delivered to the Trustee, in a form reasonably satisfactory to the Trustee, all the obligations of such Guarantor under its Guarantee and the Indenture; (ii) immediately before and immediately after giving effect to such transaction, no Default or Event of Default has occurred and is continuing; and (iii) such Guarantor delivers or causes to be delivered to the Trustee, in form and substance reasonably satisfactory to the Trustee, an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, conveyance, transfer, lease or disposition and such supplemental indenture comply with the Indenture and that all conditions precedent therein provided for relating to such transaction have been complied with. The provisions of this paragraph will not apply to any transaction (including any Asset Sale made in accordance with the provisions described under "-- Certain Covenants -- Limitation on Sale of Assets") with respect to any Guarantor if the Guarantee of such Guarantor is released in connection with such transaction in accordance with subparagraph (b) under "--
 Certain Covenants -- Limitation on Issuances of Guarantees of and Pledges for Indebtedness." (Section 801).

  In the event of any transaction (other than a lease) described in and complying with the conditions listed in the immediately preceding paragraphs in which the Company or any Guarantor is not the continuing corporation, the successor Person formed or remaining will succeed to, and be substituted for, and may exercise every right and power of, the Company or such Guarantor, as the case may be, and the Company or such Guarantor, as the case may be, would be discharged from all obligations and covenants under the Indenture and the Notes. (Section 802).

EVENTS OF DEFAULT

  An Event of Default will occur under the Indenture if:

    (i) there is a default in the payment of any interest on any Note when it becomes due and payable, and such default continues for a period of 30 days;

    (ii) there is a default in the payment of the principal of (or premium, if any, on) any Note at its Maturity (upon acceleration, optional or mandatory redemption, required repurchase or otherwise);

    (iii) (A) there is a default in the performance, or breach, of any covenant, or agreement of the Company or any Guarantor under the Indenture (other than a default in the performance, or breach, of a covenant or agreement which is specifically dealt with in clauses (i) or (ii) or in clauses (B), (C)

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

  and (D) of this clause (iii)) and such default or breach continues for a period of 30 days after written notice has been given, by certified mail,
  (x) to the Company by the Trustee or (y) to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the outstanding Notes, specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the Indenture; (B) there is a default in the performance or breach of the provisions described in "-- Consolidation, Merger, Sale of Assets"; (C) the Company fails to make or consummate an Offer in accordance with the provisions described under "-- Certain Covenants -- Limitation on Sale of Assets"; or (D) the Company fails to make or consummate a Change of Control Offer in accordance with the provisions described under "-- Certain Covenants-- Purchase of Notes Upon a Change of Control";

    (iv) (A) one or more defaults by the Company or any of its Subsidiaries in the payment of the principal on Indebtedness occurs aggregating $5.0 million or more, when the same becomes due and payable at the final maturity thereof, and such default or defaults have continued after any applicable grace period and have not been cured or waived or (B) Indebtedness of the Company or any of its Subsidiaries in the aggregate principal amount of $5.0 million or more has been accelerated or otherwise declared due and payable, or required to be prepaid or repurchased, prior to the Stated Maturity thereof;

    (v) any holder of at least $5.0 million in aggregate principal amount of Indebtedness of the Company or any of its Subsidiaries after a default under such Indebtedness commences proceedings, or takes any action (including by way of set-off, other than set-off or netting arising under a single agreement with respect to regularly scheduled payments or deliveries to be made in respect of any Hedging Obligation), to retain in satisfaction of such Indebtedness or to collect or seize, dispose of or apply in satisfaction of Indebtedness, assets of the Company or any of its Subsidiaries having a Fair Market Value in excess of $1.0 million individually or in the aggregate (including funds on deposit or held pursuant to lock-box and other similar arrangements), and in any such case there is a period of 60 consecutive days during which a stay of, or injunction with respect to, such proceedings or action, by reason of an order, decree, appeal or otherwise, is not in effect;

    (vi) any Guarantee for any reason ceases to be, or is asserted in writing by any Guarantor or the Company not to be, in full force and effect and enforceable in accordance with its terms, except to the extent contemplated by the Indenture and any such Guarantee;

    (vii) one or more judgments, orders or decrees for the payment of money in excess of $5.0 million either individually or in the aggregate (net of amounts covered by insurance, bond, surety or similar instrument), are entered against the Company, any Subsidiary of the Company or any of their respective properties and are not discharged and either (A) there is a period of 60 consecutive days during which a stay of enforcement of such judgment or order, by reason of an appeal or otherwise, is not in effect or
  (B) any creditor commences an enforcement proceeding upon such judgment, order or decree and there is a period of 60 consecutive days during which a stay of such enforcement proceeding, by reason of an appeal or otherwise, is not in effect;

    (viii) a court of competent jurisdiction enters (A) a decree or order for relief in respect of the Company or any of its Subsidiaries in an involuntary case or proceeding under any applicable Bankruptcy Law or (B) a decree or order adjudging the Company or any of its Subsidiaries bankrupt or insolvent, or seeking reorganization, arrangement, adjustment or composition of or in respect of the Company or any of its Subsidiaries under any applicable Federal or state law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company or any of its Subsidiaries or of any substantial part of their respective properties, or ordering the winding up or liquidation of their affairs, and any such decree or order for relief continues to be in effect, or any such other decree or order is unstayed and in effect, for a period of 60 consecutive days; or

    (ix) (A) the Company or any of its Subsidiaries commences a voluntary case or proceeding under any applicable Bankruptcy Law or any other case or proceeding to be adjudicated bankrupt or insolvent, (B) the Company or any of its Subsidiaries consents to the entry of a decree or order for relief in respect of the Company or such Subsidiary in an involuntary case or proceeding under any applicable Bankruptcy Law or to the commencement of any bankruptcy or insolvency case or proceeding against it, (C) the Company or any of its Subsidiaries files a petition or answer or consent seeking reorganization or relief under any applicable Federal or state law, (D) the Company or any of its Subsidiaries (x) consents to the filing of such petition or the appointment of, or taking possession by, a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company or such Subsidiary or of any substantial part of their respective properties, (y) makes an assignment for the benefit of creditors or (z) admits in writing its inability to pay its debts generally as they become due or (E) the Company or any of its Subsidiaries takes any corporate action in furtherance of any such actions described in this paragraph (ix). (Section 501).

  If an Event of Default (other than as specified in clauses (viii) and (ix) of the prior paragraph) occurs and is continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding may, and the Trustee at the request of such holders will, declare all unpaid principal of, premium, if any, and accrued interest on all the Notes to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by the holders of the Notes). Thereupon such principal will become immediately due and payable, and the Trustee may, at its discretion, proceed to protect and enforce the rights of the holders of Notes by appropriate judicial proceeding. If an Event of Default specified in clause
(viii) or (ix) of the prior paragraph occurs and is continuing, then all the notes will ipso facto become and be immediately due and payable, in an amount equal to the principal amount of the Notes, together with accrued and unpaid interest, if any, to the date the Notes become due and payable, without any declaration or other act on the part of the Trustee or any holder of Notes. The Trustee or, if notice of acceleration is given by the holders of Notes, such holders will give notice to the agent under the Credit Facility of any such acceleration.

  After a declaration of acceleration, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in aggregate principal amount of Notes outstanding, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if (a) the Company has paid or deposited with the Trustee a sum sufficient to pay (i) all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, (ii) all overdue interest on all Notes, and (iii) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate borne by the Notes; and (b) all Events of Default, other than the non-payment of principal of the Notes which have become due solely by such declaration of acceleration, have been cured or waived; and (c) the rescission will not conflict with any judgment or decree. (Section 502).

  The holders of not less than a majority in aggregate principal amount of the Notes outstanding may on behalf of the holders of all the Notes waive any past default under the Indenture and its consequences, except a default in the payment of the principal of, premium, if any, or interest on any Note or in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each Note outstanding affected by such modification or amendment. (Section 513).

  The Company is also required to notify the Trustee within five business days of the occurrence of any Default. (Section 1019). The Company is required to deliver to the Trustee, on or before a date not more than 60 days after the end of each fiscal quarter and not more than 120 days after the end of each fiscal year, a written statement as to compliance with the Indenture, including whether or not any Default has occurred. (Section 1019). The Trustee is under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request or direction of any of the holders of the Notes unless such holders offer to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred thereby. (Section 602).

  The Trust Indenture Act contains limitations on the rights of the Trustee, should it become a creditor of the Company or any Guarantor, if any, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions, provided that if it acquires any conflicting interest it must eliminate such conflict upon the occurrence of an Event of Default or else resign.

DEFEASANCE OR COVENANT DEFEASANCE OF INDENTURE

  The Company may, at its option and at any time, elect to have the obligations of the Company and any Guarantor and any other obligor upon the Notes, if any, discharged with respect to the outstanding Notes ("defeasance"). Such defeasance means that the Company will be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, except for (i) the rights of holders of outstanding Notes to receive payments out of amounts deposited in trust with the Trustee (as described below) in respect of the principal of, premium, if any, and interest on such Notes when such payments are due, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes, and the maintenance of any office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and (iv) the defeasance provision of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and any Guarantor released with respect to certain covenants that are described in the Indenture ("covenant defeasance") and any omission to comply with such obligations will not constitute a Default or an Event of Default with respect to the Notes. In the event covenant defeasance occurs, certain events (not including non-payment, enforceability of any Guarantee, bankruptcy and insolvency events) described under "-- Events of Default" will no longer constitute an Event of Default with respect to the Notes. (Sections 1201-1203).

  In order to exercise either defeasance or covenant defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, cash in United States of America dollars, U.S. Government Obligations (as defined in the Indenture), or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay and discharge the principal of, premium, if any, and interest on the outstanding Notes on the Stated Maturity of such principal or installment of principal (or on any date
after       , 2000 (such date being referred to as the "Defeasance Redemption
Date") if when exercising either defeasance or covenant defeasance, the Company has delivered to the Trustee an irrevocable notice to redeem all of the outstanding Notes on the Defeasance Redemption Date); (ii) in the case of defeasance, the Company delivers to the Trustee an opinion of independent counsel in the United States of America stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such opinion of counsel in the United States of America confirms that, the holders of the outstanding Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;
(iii) in the case of covenant defeasance, the Company delivers to the Trustee an opinion of independent counsel in the United States of America to the effect that the holders of the outstanding Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; (iv) no Default or Event of Default has occurred and is continuing on the date of such deposit or insofar as clause (viii) or
(ix) under the first paragraph under "-- Events of Default" are concerned, at any time during the period ending on the 91st day after the date of deposit;
(v) such defeasance or covenant defeasance does not cause the Trustee for the Notes to have a conflicting interest with respect to any securities of the Company or any Guarantor; (vi) such defeasance or covenant defeasance does not result in a breach or violation of, or constitute a default under, the Indenture; (vii) the Company delivers to the Trustee an opinion of independent counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (viii) the Company delivers to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the holders of the Notes or any Guarantee over the other creditors of the Company or any Guarantor with the intent of defeating, hindering, delaying or defrauding creditors of the Company, any Guarantor or others; (ix) no event or condition exists that would prevent the Company from making payments of the principal of, premium, if any, and interest on the Notes on the date of such deposit or at any time ending on the 91st day after the date of such deposit; and (x) the Company delivers to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to either the defeasance or the covenant defeasance, as the case may be, have been complied with. (Section
1204).

SATISFACTION AND DISCHARGE

  The Indenture will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (a) either (i) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid) have been canceled or have been delivered to the Trustee for cancellation or (ii) all Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable, (y) will become due and payable at their Stated Maturity within one year, or (z) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, including principal of, premium, if any, and accrued interest at such Stated Maturity or redemption date; (b) the Company or any Guarantor has paid or caused to be paid all other sums payable under the Indenture by the Company or any Guarantor; and
(c) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel each stating that (i) all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with and (ii) such satisfaction and discharge will not result in a breach or violation of, or constitute a default under, the Indenture. (Section
401).

MODIFICATIONS AND AMENDMENTS

  Modifications and amendments of the Indenture may be made by the Company, each Guarantor, if any, and the Trustee with the consent of the holders of not less than a majority in aggregate outstanding principal amount of the Notes; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding Note affected thereby: (i) change the Stated Maturity of the principal of, or any installment of interest on, any Note or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or change the coin or currency in which the principal of any Note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof; (ii) amend, change or modify the obligation of the Company to make and consummate an Offer with respect to any Asset Sale or Asset Sales in accordance with the provisions described under "-- Certain Covenants -- Limitation on Sale of Assets" or the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control in accordance with the provisions described under "-- Certain Covenants -- Purchase of Notes Upon a Change of Control," including amending, changing or modifying any definitions with respect thereto; (iii) reduce the percentage in principal amount of outstanding Notes, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver; (iv) modify any of the provisions relating to supplemental indentures requiring the consent of holders or relating to the waiver of past defaults or relating to the waiver of certain covenants, except to increase the percentage of outstanding Notes required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each Note affected thereby; (v) except as otherwise permitted under "--
 Consolidation, Merger, Sale of Assets," consent to the assignment or transfer by the Company or any Guarantor of any of its rights and obligations under the Indenture; or (vi) amend or modify any of the provisions of the Indenture relating to any Guarantee in any manner adverse to the holders of the Notes or any Guarantee. (Section 902).

  The holders of not less than a majority in aggregate principal amount of the Notes outstanding may waive compliance with certain restrictive covenants and provisions of the Indenture. (Section 1020).

GOVERNING LAW

  The Indenture, the Notes and the Guarantees (if any) will be governed by, and construed in accordance with, the laws of the State of New York.

CERTAIN DEFINITIONS

  "Acquired Indebtedness" means Indebtedness of a Person (i) existing at the time such Person becomes a Subsidiary of the Company or (ii) assumed in connection with the acquisition of assets from such Person, in each case, other than Indebtedness incurred in connection with, or in contemplation of, such Person becoming a Subsidiary of the Company or such acquisition. Acquired Indebtedness will be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Subsidiary of the Company.

  "Affiliate" means, with respect to any specified Person, (i) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person, (ii) any other Person that beneficially owns, directly or indirectly, 5% or more of such Person's Capital Stock or any officer or director of any such Person or other Person or with respect to any natural Person, any Person having a relationship with such Person by blood, marriage or adoption not more remote than first cousin or
(iii) any Person 5% or more of the Voting Stock of which is beneficially owned or held directly or indirectly by such specified Person. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person directly or indirectly, whether through ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

  "Asset Sale" means any sale, issuance, conveyance, transfer, lease or other disposition (including, without limitation, by way of merger, consolidation or Sale and Leaseback Transaction) (collectively, a "transfer"), directly or indirectly, in one or a series of related transactions, of (i) any Capital Stock of any Subsidiary of the Company (other than directors' qualifying shares or shares required to be owned by foreign nationals, to the extent mandated by applicable law); (ii) all or substantially all of the properties and assets of any division or line of business of the Company or its Subsidiaries; or (iii) any other properties or assets of the Company or any of its Subsidiaries, other than in the ordinary course of business. For the purpose of this definition, the term "Asset Sale" does not include (A) any transfer of inventory in the ordinary course of business, (B) any transfer of hydrodesulphurization equipment originally purchased by the Company to manufacture low sulphur distillate in the Pasadena Refinery, (C) any transfer of properties and assets that is by the Company to any Wholly Owned Subsidiary, or by any Subsidiary of the Company to the Company or any Wholly Owned Subsidiary, in accordance with the terms of the Indenture, (D) any transfer of properties and assets that is governed by the provisions under "-- Consolidation, Merger and Sale of Assets" or (E) transfers of properties and assets in any calendar year with an aggregate Fair Market Value of less than $500,000.

  "Attributable Indebtedness" means, with respect to any Sale and Leaseback Transaction, as at the time of determination, the greater of (i) the Fair Market Value of the property subject to such arrangement and (ii) the present value (discounted at a rate equivalent to the Company's then current weighted average cost of funds for borrowed money, compounded on a semi-annual basis) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such transaction (including any period for which such lease has been extended).

  "Average Life to Stated Maturity" means, as of the date of determination with respect to any Indebtedness, the quotient obtained by dividing (i) the sum of the products of (a) the number of years from the date of determination to the date or dates of each successive scheduled principal payment of such Indebtedness multiplied by (b) the amount of each such principal payment by
(ii) the sum of all such principal payments.

  "Bankruptcy Law" means Title 11, United States Bankruptcy Code of 1978, as amended, or any similar Federal or state law relating to bankruptcy, insolvency, receivership, winding-up, liquidation, reorganization or relief of debtors or any amendment to, succession to or change in any such law.

  "Business Day" means any day on which commercial banks are not authorized or required by law to close in New York, New York; Baltimore, Maryland; or the state in which the principal office of the Trustee is located.

  "Capital Lease Obligation" means any obligation of the Company and its Subsidiaries on a Consolidated basis under any capital lease of real or personal property which, in accordance with GAAP, has been recorded as a capitalized lease obligation.

  "Capital Stock" of any Person means any and all shares, interests, participations or other equivalents (however designated) of such Person's capital stock.

  "Cash Equivalents" means (i) any evidence of Indebtedness with a maturity of 180 days or less issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof); (ii) certificates of deposit or acceptances with a maturity of 180 days or less of any financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $250.0 million; and (iii) commercial paper with a maturity of 180 days or less issued by a corporation that is not an Affiliate of the Company and is organized under the laws of any state of the United States of America or the District of Columbia and rated "A-1" (or higher) by S&P or "P-1" (or higher) by Moody's.

  "Code" means the Internal Revenue Code of 1986, as amended.

  "Commission" means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or if at any time after the execution of the Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

  "Company" means Crown Central Petroleum Corporation, a corporation incorporated under the laws of Maryland, until a successor Person has become such pursuant to the applicable provisions of the Indenture, and thereafter "Company" will mean such successor Person.

  "Consolidated Fixed Charge Coverage Ratio" of the Company means, for any period, the ratio of (a) the sum of Consolidated Net Income (Loss), Consolidated Interest Expense, Consolidated Income Tax Expense and Consolidated Non-cash Charges deducted in computing Consolidated Net Income (Loss), in each case, for such period, of the Company and its Subsidiaries on a Consolidated basis, all determined in accordance with GAAP to (b) the sum of (i) Consolidated Interest Expense and (ii) cash and non-cash dividends on Preferred Stock paid by the Company or any of its Subsidiaries (to any Person other than the Company and its Wholly Owned Subsidiaries), in each case for such period; provided that (x) in making such computation, the Consolidated Interest Expense attributable to interest on any Indebtedness computed on a pro forma basis and (A) bearing a floating interest rate, will be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period and (B) which was not outstanding during the period for which the computation is being made but which bears, at the option of the Company, a fixed or floating rate of interest, will be computed by applying at the option of the Company, either the fixed or floating rate and (y) in making such computation, the Consolidated Interest Expense of the Company attributable to interest on any Indebtedness under a revolving credit facility computed on a pro forma basis will be computed based upon the average daily balance of such Indebtedness during the applicable period; provided further that, notwithstanding the foregoing, the interest rate with respect to any Indebtedness covered by any Hedging Obligation will be deemed to be the effective interest rate with respect to such Indebtedness after taking into account such Hedging Obligation.

  "Consolidated Income Tax Expense" means for any period, as applied to the Company, the provision for Federal, state, local and foreign income and franchise taxes of the Company and its Consolidated Subsidiaries for such period as determined in accordance with GAAP on a Consolidated basis.

  "Consolidated Interest Expense" of the Company means, without duplication, for any period, the sum of (a) the interest expense of the Company and its Consolidated Subsidiaries for such period, on a Consolidated basis, including, without limitation or duplication, (i) amortization of debt discount, (ii) the net cost or payments under Hedging Obligations (including fees and amortization of discounts), (iii) the interest portion of any deferred payment obligation,
(iv) payments or fees with respect to letters of credit, bankers' acceptances or similar facilities, and (v) accrued interest plus (b) (i) the interest component of the Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by the Company during such period and (ii) all capitalized interest of the Company and its Consolidated Subsidiaries, in each case as determined in accordance with GAAP on a Consolidated basis.

  "Consolidated Net Income (Loss)" of the Company means, for any period, the net income (or loss) of the Company and its Consolidated Subsidiaries for such period as determined in accordance with GAAP on a Consolidated basis, adjusted, to the extent included in calculating such net income (loss), by excluding, without duplication, (i) all extraordinary gains or losses (less all fees and expenses relating thereto), (ii) the portion of net income (or loss) of the Company and its Consolidated Subsidiaries allocable to minority interests owned by the Company and its Consolidated Subsidiaries in unconsolidated Persons, to the extent that cash dividends or distributions have not actually been received by the Company or one of its Consolidated Subsidiaries, (iii) net income (or loss) of any Person combined with the Company or any of its Subsidiaries on a "pooling of interests" basis attributable to any period prior to the date of combination, (iv) any gain or loss, net of taxes realized upon the termination of any employee pension benefit plan, (v) net gains (but not losses) (less all fees and expenses relating thereto) in respect of dispositions of assets other than in the ordinary course of business, and (vi) the net income of any Subsidiary of the Company to the extent that the declaration of dividends or similar distributions by such Subsidiary of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulations applicable to such Subsidiary or its stockholders.

  "Consolidated Net Worth" of any Person means the Consolidated stockholders' equity (excluding Redeemable Capital Stock) of such Person and its Subsidiaries, as determined in accordance with GAAP on a Consolidated basis.

  "Consolidated Non-cash Charges" of the Company means, for any period, the aggregate depreciation, amortization and other non-cash charges of the Company and its Consolidated Subsidiaries for such period, as determined in accordance with GAAP on a Consolidated basis (including the writedown to an estimated net realizable salvage value of hydrodesulphurization equipment originally purchased by the Company to manufacture low sulphur distillate in the Pasadena Refinery, but excluding any non-cash charge which requires an accrual or reserve for cash charges for any future period), and as adjusted for the impact of the application of the LIFO Accounting Method for such period as determined in accordance with GAAP on a Consolidated basis, which adjustment will be made by (x) adding to the amount of "Consolidated Non-cash Charges" for such period the amount of LIFO provision, if any, which had the effect of decreasing the Consolidated Net Income (Loss) of the Company for such period or (y) subtracting from the amount of "Consolidated Non-cash Charges" for such period the amount of LIFO recovery, if any, which had the effect of increasing the Consolidated Net Income (Loss) of the Company for such period.

  "Consolidation" means, with respect to any Person, the consolidation of the accounts of such Person and each of its Subsidiaries if and to the extent the accounts of such Person and each of its Subsidiaries would normally be consolidated with those of such Person, all in accordance with GAAP. The term "Consolidated" has a similar meaning.

  "Credit Facility" means the unsecured Credit Agreement, dated as of May 10, 1993, among the Company and the lenders named therein and The Chase Manhattan Bank, N.A., as agent, and any successor lenders and/or agents party thereto, including any ancillary documents executed in connection therewith, as such agreement may be amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified from time to time (including, without limitation, any successive amendments, renewals, extensions, substitutions, refinancings, restructurings, replacements, supplementations or other modifications of the foregoing). For all purposes under the Indenture, "Credit Facility" includes any amendments, renewals, extensions, substitutions, refinancings, restructurings, replacements, supplements or any other modifications that increase the principal amount of the Indebtedness or the commitments to lend thereunder and have been made in compliance with the provisions described under "-- Certain Covenants --
 Limitation on Indebtedness." If all or a portion of the Credit Facility becomes available to the Company as liquidity support or credit enhancement for a commercial paper program established by the Company, the amount of Indebtedness thereunder in respect of such support or enhancement will be the aggregate principal amount thereunder that is then available to support or enhance outstanding commercial paper of the Company, and the aggregate face amount of such commercial paper which is outstanding that equals the aggregate principal amount thereunder that is then available for support or enhancement of such commercial paper will not be considered to be outstanding for purposes of the operation of the covenant described under "-- Certain Covenants --
 Limitation on Indebtedness."

  "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

  "Excess Proceeds" has the meaning described under "-- Certain Covenants -- Limitation on Sale of Assets."

  "Exchange Act" means the Securities Exchange Act of 1934, as amended.

  "Fair Market Value" means, with respect to any asset or property, the sale value that would be obtained in an arm's-length transaction between an informed and willing seller under no undue pressure or compulsion to sell and an informed and willing buyer under no undue pressure or compulsion to buy. Fair Market Value of assets or property in excess of $1.0 million will be determined by a majority of the members of the Board of Directors of the Company, and a majority of the disinterested members of such Board of Directors, if any, acting in good faith and of assets or property in excess of $1.0 million be evidenced by a duly and properly adopted resolution of the Board of Directors; except that any determination of Fair Market Value made with respect to any real property or personal property which is customarily appraised shall be made by an independent qualified appraiser selected by the Company.

  "GAAP" means generally accepted accounting principles in the United States of America, consistently applied, which are in effect from time to time.

  "Guarantee" means the guarantee by any Guarantor of the Company's obligations under the Indenture pursuant to a guarantee given in accordance with the Indenture, including any Guarantee delivered pursuant to provisions of "--
 Certain Covenants -- Limitation on Issuances of Guarantees of and Pledges for Indebtedness."

  "Guaranteed Debt" of any Person means, without duplication, all Indebtedness of any other Person guaranteed directly or indirectly in any manner by such Person, or in effect guaranteed directly or indirectly by such Person through an agreement (i) to pay or purchase such Indebtedness or to advance or supply funds for the payment or purchase of such Indebtedness, (ii) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness or to assure the holder of such Indebtedness against loss, (iii) to supply funds to, or in any other manner invest in, the debtor (including any agreement to pay for property or services without requiring that such property be received or such services be rendered), (iv) to maintain working capital or equity capital of the debtor, or otherwise to maintain the net worth, solvency or other financial condition of the debtor or (v) otherwise to assure a creditor against loss; provided that the term "guarantee" does not include endorsements for collection or deposit, in either case in the ordinary course of business.

  "Guarantor" means a Subsidiary of the Company that guarantees the Company's obligations under the Indenture.

  "Hedging Obligations" means the obligation of any Person pursuant to any swap or cap agreement, collar agreement, option, futures or forward hedging contract, derivative instrument or other similar agreement or arrangement designed to protect such Person against fluctuations in interest rates or in the price of crude oil, other feed stocks and refined products, as the case may be.

  "incur" has the meaning ascribed thereto in the "Limitation on Indebtedness" covenant; provided that with respect to any Indebtedness of any Subsidiary of the Company that is owing to the Company or another Subsidiary of the Company,
(a) any disposition, pledge or transfer of such Indebtedness to any Person (other than the Company or a Wholly Owned Subsidiary) will be deemed to be an incurrence of such Indebtedness and (b) any transaction pursuant to which a Wholly Owned Subsidiary (which is an obligor on Indebtedness) ceases to be a Wholly Owned Subsidiary will be deemed to be an incurrence of such Indebtedness.

  "Indebtedness" means, with respect to any Person, without duplication, (i) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities arising in the ordinary course of business, but including, without limitation, all obligations, contingent or otherwise, of such Person in connection with any letters of credit issued under letter of credit facilities, acceptance facilities or other similar facilities, (ii) all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments,
(iii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade payables arising in the ordinary course of business, (iv) all Hedging Obligations of such Person, (v) all Capital Lease Obligations of such Person, (vi) all Indebtedness referred to in clauses (i) through (v) above of other Persons and all dividends of other Persons, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or with respect to property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness, (vii) all Guaranteed Debt of such Person, and (viii) all Redeemable Capital Stock valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends. For purposes hereof, the "maximum fixed repurchase price" of any Redeemable Capital Stock which does not have a fixed repurchase price will be calculated in accordance with the terms of such Redeemable Capital Stock as if such Redeemable Capital Stock were purchased on any date on which Indebtedness is required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the Fair Market Value of such Redeemable Capital Stock, such Fair Market Value is to be determined in good faith by the board of directors of the issuer of such Redeemable Capital Stock. As used herein, Indebtedness with respect to any Hedging Obligation shall mean, with respect to any specified Person on any date, the net amount (if any) that would be payable by such specified Person upon the liquidation, close-out or early termination on such date of such Hedging Obligation. For purposes hereof, any settlement amount payable upon the liquidation, close-out or early termination of a Hedging Obligation will be calculated by the Company in good faith and in a commercially reasonable manner on the basis that such liquidation, close-out or early termination results from an event of default or other similar event with respect to such specified Person.

  "Independent Director" means a director of the Company other than a director
(i) who (apart from being a director of the Company or any of its Subsidiaries) is an employee, insider, associate or Affiliate of the Company or any of its Subsidiaries or has held any such position during the previous five years or
(ii) who is a director, an employee, insider, associate or Affiliate of another party to the transaction in question.

  "Investments" means, with respect to any Person, directly or indirectly, any advance, loan (including guarantees) or other extension of credit or capital contribution to any other Person (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase, acquisition or ownership by such Person of any Capital Stock, bonds, notes, debentures or other securities issued by any other Person and all other items that would be classified as investments on a balance sheet prepared in accordance with GAAP.

  "Lien" means any mortgage, charge, pledge, lien (statutory or otherwise), security interest, hypothecation or other encumbrance upon or with respect to any property of any kind (including any conditional sale or other title retention agreement, any leases in the nature thereof, and any agreement to give any security interest), real or personal, movable or immovable, now owned or hereafter acquired.

  "LIFO Accounting Method" means the last-in, first-out (LIFO) accounting method used by the Company to value its crude oil, refined products, convenience store merchandise and gasoline and other inventory.

  "Maturity" when used with respect to any Note means the date on which the principal of such Note becomes due and payable as therein provided or as provided in the Indenture, whether at Stated Maturity, the Offer Date or the Redemption Date and whether by declaration of acceleration, Offer in respect of Excess Proceeds, Change of Control, call for redemption or otherwise.

  "Moody's" means Moody's Investors Service, Inc. or any successor rating agency.

  "Net Cash Proceeds" means (a) with respect to any Asset Sale, the proceeds thereof in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of, or stock or other assets when disposed for, cash or Cash Equivalents (except to the extent that such obligations are financed or sold with recourse to the Company or any of its Subsidiaries) net of (i) brokerage commissions and other actual fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes payable as a result of such Asset Sale, (iii) payments made to retire Indebtedness where payment of such Indebtedness is secured by the assets or properties the subject of such Asset Sale, (iv) amounts required to be paid to any Person (other than the Company or any of its Subsidiaries) owning a beneficial interest in the assets subject to such Asset Sale and (v) appropriate amounts to be provided by the Company or any of its Subsidiaries, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any of its Subsidiaries, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an officers' certificate delivered to the Trustee and (b) with respect to any issuance or sale of Capital Stock or options, warrants or rights to purchase Capital Stock, or debt securities or Capital Stock that have been converted into or exchanged for Capital Stock, as referred to under "-- Certain Covenants -- Limitation on Restricted Payments," the proceeds of such issuance or sale in the form of cash or Cash Equivalents, including payments in respect of deferred payment obligations when received in the form of, or stock or other assets when disposed for, cash or Cash Equivalents (except to the extent that such obligations are financed or sold with recourse to the Company or any of its Subsidiaries), net of attorneys' fees, accountants' fees and brokerage, consultation, underwriting and other fees and expenses actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

  "Permitted Indebtedness" has the meaning described under "-- Certain Covenants -- Limitation on Indebtedness."

  "Permitted Investments" means (i) Investments in any of the Notes; (ii) Temporary Cash Investments; (iii) Investments in existence on the date of the Indenture; (iv) intercompany notes permitted under the definition of "Permitted Indebtedness"; (v) Investments in any Wholly Owned Subsidiary or any Person which, as a result of such Investment, becomes a Wholly Owned Subsidiary; provided that such Wholly Owned Subsidiary is engaged in a business that is reasonably related to the business of the Company and its Consolidated Subsidiaries on the date of the Indenture; and (vi) other Investments that do not exceed $15.0 million at any one time outstanding in joint ventures, corporations, limited liability companies or partnerships engaged in a business that is reasonably related to the business of the Company and its Consolidated Subsidiaries on the date of the Indenture.

  "Permitted Liens" has the meaning described under "-- Certain Covenants -- Limitation on Liens."

  "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

  "Preferred Stock" means with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of such Person's preferred stock whether now outstanding or issued after the date of the Indenture, and including, without limitation, all classes and series of preferred or preference stock.

  "Public Equity Offering" means an underwritten sale of common stock of the Company pursuant to a registration statement (other than Form S-8 or a registration statement relating to securities issuable by any benefit plan of the Company or any of its Subsidiaries) that is declared effective by the Commission.

  "Purchase Money Indebtedness" means (i) Indebtedness of a Person incurred to finance the cost (including the cost of improvement) of acquisition or construction in the ordinary course of business of real or tangible personal property or (ii) Indebtedness of such Person incurred to refinance Indebtedness described in clause (i) of this definition.

  "Qualified Capital Stock" of any Person means any and all Capital Stock of such Person other than Redeemable Capital Stock.

  "Redeemable Capital Stock" means any Capital Stock that, either by its terms or by the terms of any security into which it is convertible or exchangeable or otherwise, is or upon the happening of an event or passage of time would be, required to be redeemed prior to any Stated Maturity of the principal of the Notes or is redeemable at the option of the holder thereof at any time prior to any such Stated Maturity, or is convertible or exchangeable for debt securities at any time prior to any such Stated Maturity at the option of the holder thereof.

  "Sale and Leaseback Transaction" with respect to any Person, means any arrangement with another Person for the leasing of any real or tangible personal property, which property has been or is to be sold or transferred by such Person to such other Person in contemplation of such leasing.

  "Securities Act" means the Securities Act of 1993, as amended.

  "S&P" means Standard and Poor's Ratings Group, a division of McGraw-Hill Inc., or any successor rating agency.

  "Stated Maturity" when used with respect to any Indebtedness or any installment of interest thereon, means the dates specified in such Indebtedness as the fixed date on which the principal of such Indebtedness or such installment of interest is due and payable.

  "Subordinated Indebtedness" means Indebtedness of the Company or a Guarantor subordinated in right of payment to the Notes or a Guarantee, as the case may be.

  "Subsidiary" means, with respect to any Person, (i) any corporation of which at least a majority of the shares of Voting Stock is at the time owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof, or (ii) any other Person of which at least a majority of voting interest is at the time, directly or indirectly, owned by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof.

  "Temporary Cash Investments" means (i) any evidence of Indebtedness, maturing not more than one year after the date of acquisition, issued by the United States of America or an instrumentality or agency thereof and guaranteed fully as to principal, premium, if any, and interest by the United States of America,
(ii) any certificate of deposit, maturing not more than one year after the date of acquisition, issued by, or time deposit of, a commercial banking institution that is a member of the Federal Reserve System and that has combined capital and surplus and undivided profits of at least $250.0 million, whose debt has a rating, at the time as of which any investment therein is made, of "P-2" (or higher) according to Moody's or "A-2" (or higher) according to S&P, (iii) commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate or Subsidiary of the Company) organized and existing under the laws of the United States of America with a rating, at the time as of which any investment therein is made, of "P-2" (or higher) according to Moody's or "A-2" (or higher) according to S&P, (iv) any money market deposit accounts issued or offered by a domestic commercial bank having combined capital and surplus of at least $250.0 million,
(v) Eurodollar time deposits rated "P-2" (or higher) according to Moody's or "A-2" (or higher) according to S&P in an amount not exceeding $10.0 million;
(vi) municipal bonds or notes with maturities of six months or less rated "A" (or higher) according to Moody's or S&P or guaranteed by one or more banks rated "Aaa" according to Moody's or "AAA" according to S&P; and (vii) any shares in an open-end mutual fund organized by a bank or financial institution having combined capital and surplus of at least $100.0 million investing solely in Investments permitted by the foregoing clauses (i), (ii), (iii), (v) and
(vi).

  "Trust Indenture Act" means the Trust Indenture Act of 1939, as amended.

  "Voting Stock" means Capital Stock of a Person of the class or classes pursuant to which the holders thereof have voting power under ordinary circumstances for the election of directors, managers or trustees of such Person (irrespective of whether or not at the time stock of any other class or classes has or might have voting power by reason of the happening of any contingency).

  "Wholly Owned Subsidiary" means a Subsidiary of the Company all the Capital Stock of which (other than directors' qualifying shares or shares required to be owned by foreign nationals under applicable law) is owned by the Company or another Wholly Owned Subsidiary.

CONCERNING THE TRUSTEE

  The First National Bank of Boston ("FNBB") will be the Trustee under the Indenture. FNBB is also a lender under the Credit Facility.

                                  UNDERWRITING

  Chase Securities, Inc. and NationsBanc Capital Markets, Inc. (together, the "Underwriters") have each agreed, subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") between the Company and the Underwriters, to purchase the principal amount of the Notes set forth opposite its name below. Pursuant to the Underwriting Agreement, the Underwriters will be obligated to purchase all of the Notes if they purchase any of them.

                                                                    PRINCIPAL
           UNDERWRITERS                                               AMOUNT
           ------------                                            ------------
       Chase Securities, Inc...................................... $
       NationsBanc Capital Markets, Inc...........................
                                                                   ------------
         Total.................................................... $100,000,000
                                                                   ============

  The several Underwriters propose to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus, and to
certain dealers at such price less a concession not in excess of   % of the
principal amount of the Notes. The Underwriters may allow, and such dealers may
reallow, a discount not in excess of   % of the principal of the Notes to
certain other dealers. After the initial public offering, the public offering price concession and discount may be changed.

  There is currently no public market for the Notes, and the Company does not intend to apply for listing of the Notes on any national securities exchange, or for inclusion of the Notes on any automated inter-dealer quotation system. The Underwriters have advised the Company that, following the completion of the offering of the Notes, the Underwriters presently intend to make a market in the Notes, but they are not obligated to do so, and any such market making may be discontinued at any time, without notice. Accordingly, there is no assurance that any market will develop for the Notes or, if developed, that any trading market will be sustained. If an active public market does not develop or is not maintained, the market price and liquidity of the Notes may be adversely affected.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

  The Company has agreed that, without prior written consent of Chase Securities, Inc., it will not for a period of 180 days after the date of this Prospectus issue or sell debt securities, other than the Notes.

  The Chase Manhattan Bank, N.A., an affiliate of Chase Securities, Inc. is a lender and agent under the Credit Facility. Michael F. Dacey, a director of the Company, is an Executive Vice President of The Chase Manhattan Corporation and The Chase Manhattan Bank, N.A. NationsBank of Texas, N.A. and NationsBank, N.A., affiliates of NationsBanc Capital Markets, Inc., are lenders under the Credit Facility. William L. Jews, a director of the Company, is a director of NationsBank, N.A.

  The Underwriters have advised the Company that they do not intend to confirm sales in excess of 5% of the Notes offered hereby to any accounts over which they exercise discretionary authority.

                                 LEGAL MATTERS

  The legality of the Notes offered hereby will be passed upon for the Company by McGuire, Woods, Battle & Boothe, L.L.P., Baltimore, Maryland. McGuire, Woods, Battle & Boothe, L.L.P. has from time to time represented, and is currently representing, several affiliates of NationsBanc Capital Markets, Inc. on unrelated matters. John S. Graham, III, a partner of McGuire, Woods, Battle & Boothe, L.L.P., is a director of ATAPCO, the controlling stockholder of the Company. Members of McGuire, Woods, Battle & Boothe, L.L.P. beneficially own in the aggregate 200 shares of Class A Common Stock of the Company. Certain legal matters in connection with the offering of the Notes will be passed upon for the Underwriters by Milbank, Tweed, Hadley & McCloy, New York, New York.

                                    EXPERTS

  The consolidated financial statements of Crown Central Petroleum Corporation and subsidiaries appearing or incorporated by reference (including schedules incorporated by reference) in this Prospectus and elsewhere in the Registration Statement have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their reports thereon also appearing elsewhere herein and in the Registration Statement or incorporated by reference. Such consolidated financial statements have been included herein or incorporated herein by reference (including schedules incorporated by reference) in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  Crown Central Petroleum Corporation is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Reports, proxy statements and other information concerning the Company can also be inspected and copied at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

  This Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the securities offered hereby. Any statement contained or incorporated by reference herein concerning the provisions of any document is not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference in this Prospectus: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 and (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994, June 30, 1994 and September 30, 1994.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference herein. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  No person has been authorized in connection with the offering made hereby to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person or by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

  The Company will provide without charge to any person to whom this Prospectus is delivered, at the request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are incorporated by reference therein). Requests should be directed to the attention of Dolores B. Rawlings, Secretary, Crown Central Petroleum Corporation, One North Charles Street, Baltimore, Maryland 21201, or by telephone at (410) 539-7400.

                                    GLOSSARY

  The following are definitions of certain terms used in this Prospectus:

 alkylation.............. A process of combining hydrocarbon molecules to form alkylates, which are used as a gasoline blending
                          component
 aromatics............... Pleasant smelling hydrocarbon fractions that form the basis of most organic chemicals
 atmospheric column...... Also known as an atmospheric distillation unit, this refinery unit is a tall, cylindrical steel column
                          into which heated crude oil is pumped and separated
                          into various fractions through distillation
 barrel.................. Common unit of measure in the oil industry equal to
                          42 U.S. gallons
 bbl..................... Barrel
 benzene................. An aromatic solvent
 BPD or bbl/day.......... Barrels per day
 coking unit............. A refinery unit which takes the lowest value component of crude oil remaining after most higher
                          value products are removed, further extracts more
                          valuable products and converts the remainder into
                          petroleum coke
 depropanizer unit....... A refinery unit where propane, a liquid hydrocarbon, is separated from natural gas
 distillates............. Refined petroleum products including diesel, home heating oil, jet fuel and kerosene
 downstream margin....... The combined gross margin attributable to refinery and retail petroleum marketing operations
 EBITDAAL................ Represents operating income (loss) before depreciation and amortization, and (gain) loss on
                          sales and abandonments of property, plant and
                          equipment, including the impact on operating income
                          (loss) of accounting for inventory under the LIFO
                          valuation method as compared to the FIFO valuation
                          method
 ethanol................. An oxygenated compound which can be blended with gasoline to lower carbon monoxide emissions
 feedstocks.............. Hydrocarbon compounds, which are purchased for input into various refinery units to produce refined
                          products
 fluid catalytic cracking This unit takes low grade products from the crude unit................... unit and converts them to higher margin transportation fuels through a chemical process using
                          catalysts
 gal..................... U. S. gallon
 high-conversion          A refinery that is capable of converting a high
  refinery............... percentage of a barrel of crude oil into higher margin fuels, such as transportation fuels

 highway diesel.......... Diesel fuel that meets environmental requirements for on-highway use
 hydrotreating or
  hydrodesulphurization.. A process which purifies petroleum products by removing sulphur and nitrogen compounds
 isomerization........... A reforming process in which hydrocarbon molecules are rearranged to form isobutane and other feedstocks
 m....................... Thousands
 mm...................... Millions
 mm bbls................. One million barrels
 m gals.................. One thousand gallons
 naphtha................. Natural or unrefined gasoline with a low octane rating that is separated out of the crude oil during
                          the refining process
 oxygenate............... A compound such as methyl tertiary-butyl ether, ethyl tertiary-butyl ether, or ethanol which contains high
                          levels of oxygen and which, when blended with
                          gasoline, produces relatively low carbon monoxide
                          emissions
 propane................. An odorless, colorless, and highly volatile gas used as a household fuel
 propylene............... A flammable gaseous hydrocarbon obtained by cracking petroleum hydrocarbons
 rated crude capacity.... The crude oil processing capacity of a refinery that is established by engineering design
 reforming............... A process in which heat and catalysts are used to rearrange hydrocarbon molecules to convert low-octane
                          gasoline fractions or naphthas into higher-octane
                          stocks suitable for blending into finished gasoline
 slurry oil.............. Heavy black oil remaining at the end of certain refining processes
 sour crude oil.......... A crude oil that is relatively high in sulphur content and requires more processing to remove
                          sulphur
 sweet crude oil......... A crude oil that is relatively low in sulphur content and requires less processing to remove sulphur
 tank bottoms............ Heavy residual product which accumulates at the bottom of storage tanks and processing units
 throughput.............. The volume of crude oil and/or feedstocks processed through a refinery
 turnaround.............. A periodically required standard procedure to refurbish and maintain a refinery that involves the
                          shutdown and inspection of major processing units and
                          occurs generally every two and one-half to five years
 vacuum distillation..... A process by which reduced crude oil is distilled under a vacuum
 West Texas Intermediate  A light, sweet crude oil that is used as a benchmark crude oil.............. for the other crude oil types; typically abbreviated
                          "WTI"
 yield................... The percentage of refined products produced from crude oil and feedstocks

                         INDEX TO FINANCIAL STATEMENTS

              CROWN CENTRAL PETROLEUM CORPORATION AND SUBSIDIARIES

AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
  Report of Independent Auditors..........................................  F-3
  Consolidated Balance Sheets as of December 31, 1993 and 1992............  F-4
  Consolidated Statements of Operations for the years ended December 31,
   1993, 1992 and 1991....................................................  F-6
  Consolidated Statements of Changes in Common Stockholders' Equity for
   the years ended December 31, 1993, 1992 and 1991.......................  F-7
  Consolidated Statements of Cash Flows for the years ended December 31,
   1993, 1992 and 1991....................................................  F-8
  Notes to Consolidated Financial Statements..............................  F-9
UNAUDITED INTERIM CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
  Consolidated Condensed Balance Sheets as of September 30, 1994
   (Unaudited) and December 31, 1993...................................... F-20
  Unaudited Consolidated Condensed Statements of Operations for the three and nine months ended September 30, 1994 and 1993...................... F-22
  Unaudited Consolidated Condensed Statements of Cash Flows for the nine months ended September 30, 1994 and 1993............................... F-23
  Notes to Unaudited Consolidated Condensed Financial Statements.......... F-24

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                         REPORT OF INDEPENDENT AUDITORS

To the Stockholders
Crown Central Petroleum Corporation

  We have audited the accompanying consolidated balance sheets of Crown Central Petroleum Corporation and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of operations, changes in common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crown Central Petroleum Corporation and subsidiaries at December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

  As discussed in Notes D and F of the consolidated financial statements, effective January 1, 1992, the Company changed its method of accounting for income taxes and postretirement benefits other than pensions.

                                                    Ernst & Young llp

Baltimore, Maryland
February 24, 1994

                          CONSOLIDATED BALANCE SHEETS

              CROWN CENTRAL PETROLEUM CORPORATION AND SUBSIDIARIES
                             (THOUSANDS OF DOLLARS)

                                                                 DECEMBER 31
                                                              -----------------
                                                                1993     1992
                                                              -------- --------
                           ASSETS
Current Assets
  Cash and cash equivalents.................................. $ 52,021 $ 55,504
  Accounts receivable, less allowance for doubtful accounts
   (1993--$1,760; 1992--$1,392)..............................   91,413  112,920
  Recoverable income taxes...................................             2,690
  Inventories................................................   86,811   73,454
  Other current assets.......................................      762    1,403
                                                              -------- --------
    Total Current Assets.....................................  231,007  245,971
Investments and Deferred Charges.............................   42,908   53,616
Property, Plant and Equipment
  Land.......................................................   44,433   45,251
  Petroleum refineries.......................................  428,567  409,832
  Marketing facilities.......................................  182,473  177,911
  Pipelines and other equipment..............................   20,932   19,247
                                                              -------- --------
                                                               676,405  652,241
   Less allowance for depreciation...........................  294,142  276,491
                                                              -------- --------
    Net Property, Plant and Equipment........................  382,263  375,750
                                                              -------- --------
                                                              $656,178 $675,337
                                                              ======== ========


                 See notes to consolidated financial statements

                          CONSOLIDATED BALANCE SHEETS

              CROWN CENTRAL PETROLEUM CORPORATION AND SUBSIDIARIES
                             (THOUSANDS OF DOLLARS)

                                                                     DECEMBER 31
                                                                  -----------------
                                                                    1993     1992
                                                                  -------- --------
              LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Accounts payable:
   Crude oil and refined products................................ $104,166 $134,416
   Other.........................................................   20,500   17,787
  Accrued liabilities............................................   50,145   48,522
  Income taxes payable...........................................    3,264
  Current portion of long-term debt..............................    1,094      357
                                                                  -------- --------
    Total Current Liabilities....................................  179,169  201,082
Long-Term Debt...................................................   65,579   61,220
Deferred Income Taxes............................................   81,217   81,588
Other Deferred Liabilities.......................................   31,860   28,173
Common Stockholders' Equity
  Class A Common Stock--par value $5 per share:
   Authorized--8,500,000 shares; issued and outstanding shares--
    4,817,392 in 1993 and 1992...................................   24,087   24,087
  Class B Common Stock--par value $5 per share:
   Authorized--6,500,000 shares; issued and outstanding shares--
    5,015,206 in 1993 and 1992...................................   25,076   25,076
  Additional paid-in capital.....................................   91,870   91,870
  Retained earnings..............................................  157,320  162,241
                                                                  -------- --------
    Total Common Stockholders' Equity............................  298,353  303,274
                                                                  -------- --------
                                                                  $656,178 $675,337
                                                                  ======== ========


                 See notes to consolidated financial statements

                     CONSOLIDATED STATEMENTS OF OPERATIONS

              CROWN CENTRAL PETROLEUM CORPORATION AND SUBSIDIARIES
                (THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                 YEAR ENDED DECEMBER 31
                                            ----------------------------------
                                               1993        1992        1991
                                            ----------  ----------  ----------
Revenues
  Sales and operating revenues (including
   excise taxes of 1993--$296,228; 1992--
   $218,944; 1991--$214,716). .             $1,747,411  $1,795,259  $1,857,711
Operating Costs and Expenses
  Costs and operating expenses............   1,604,696   1,659,796   1,718,066
  Selling and administrative expenses.....      91,714     102,805     112,131
  Depreciation and amortization...........      41,873      41,526      33,346
  Sales of property, plant and equipment..       2,331       1,264         (20)
                                            ----------  ----------  ----------
                                             1,740,614   1,805,391   1,863,523
                                            ----------  ----------  ----------
Operating Income (Loss)...................       6,797     (10,132)     (5,812)
Interest and other income.................       1,461           3       4,713
Non-operating gains.......................                               3,674
Interest expense..........................      (7,451)     (6,826)     (7,908)
                                            ----------  ----------  ----------
Income (Loss) Before Income Taxes and
 Cumulative Effect of Changes in
 Accounting Principles....................         807     (16,955)     (5,333)
Income Tax Expense (Benefit)..............       5,107      (3,677)        693
                                            ----------  ----------  ----------
(Loss) Before Cumulative Effect of Changes
 in Accounting Principles.................      (4,300)    (13,278)     (6,026)
Cumulative Effect to January 1, 1992 of
 Change in Accounting for Postretirement
 Benefits Other Than Pensions (Net of Tax
 Benefit of $3,308).......................                  (5,631)
Cumulative Effect to January 1, 1992 of
 Change in Accounting for Income Taxes....                  13,403
                                            ----------  ----------  ----------
Net (Loss)................................  $   (4,300) $   (5,506) $   (6,026)
                                            ==========  ==========  ==========
Net (Loss) Per Share:
(Loss) Before Cumulative Effect of Changes
 in Accounting Principles.................  $     (.44) $    (1.35) $     (.61)
Cumulative Effect to January 1, 1992 of
 Change in Accounting for Postretirement
 Benefits Other Than Pensions.............                    (.57)
Cumulative Effect to January 1, 1992 of
 Change in Accounting for Income Taxes....                    1.36
                                            ----------  ----------  ----------
Net (Loss) Per Share......................  $     (.44) $     (.56) $     (.61)
                                            ==========  ==========  ==========


                 See notes to consolidated financial statements

       CONSOLIDATED STATEMENTS OF CHANGES IN COMMON STOCKHOLDERS' EQUITY

              CROWN CENTRAL PETROLEUM CORPORATION AND SUBSIDIARIES
                (THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                              CLASS A           CLASS B
                           COMMON STOCK      COMMON STOCK    ADDITIONAL
                         ----------------- -----------------  PAID-IN     RETAINED
                          SHARES   AMOUNT   SHARES   AMOUNT   CAPITAL     EARNINGS
                         --------- ------- --------- ------- ---------- -------------
Balance at January 1,
 1991................... 4,817,392 $24,087 5,015,206 $25,076  $91,870   $183,606
Net (loss) for 1991.....                                                  (6,026)
Cash dividends:
  Class A Common Stock--
   $.80 per share.......                                                  (3,854)
  Class B Common Stock--
   $.80 per share.......                                                  (4,012)
                         --------- ------- --------- -------  -------   --------
Balance at December 31,
 1991................... 4,817,392  24,087 5,015,206  25,076   91,870    169,714
Net (loss) for 1992.....                                                  (5,506)
Cash dividends:
  Class A Common Stock--
   $.20 per share.......                                                    (964)
  Class B Common Stock--
   $.20 per share.......                                                  (1,003)
                         --------- ------- --------- -------  -------   --------
Balance at December 31,
 1992................... 4,817,392  24,087 5,015,206  25,076   91,870    162,241
Net (loss) for 1993.....                                                  (4,300)
Adjustment to record
 minimum pension
 liability, net of
 deferred income tax
 benefit of $335........                                                    (621)
                         --------- ------- --------- -------  -------   --------
Balance at December 31,
 1993................... 4,817,392 $24,087 5,015,206 $25,076  $91,870   $157,320
                         ========= ======= ========= =======  =======   ========


                 See notes to consolidated financial statements

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              CROWN CENTRAL PETROLEUM CORPORATION AND SUBSIDIARIES
                             (THOUSANDS OF DOLLARS)

                                                   YEAR ENDED DECEMBER 31
                                                 ----------------------------
                                                   1993      1992      1991
                                                 --------  --------  --------
Cash Flows From Operating Activities
Net (loss)...................................... $ (4,300) $ (5,506) $ (6,026)
Reconciling items from net (loss) to net cash
 provided by operating activities:
  Depreciation and amortization.................   41,873    41,526    33,346
  Loss (gain) on sales of property, plant and
   equipment....................................    2,331     1,264       (20)
  Equity (earnings) loss in unconsolidated sub-
   sidiaries....................................     (651)    1,028      (237)
  Deferred income taxes.........................      (36)     (841)   11,125
  Other deferred items..........................      830       715     5,608
  Cumulative effect of changes in accounting
   principles...................................             (7,772)
 Changes in assets and liabilities
  Accounts receivable...........................   21,507    (1,506)   50,001
  Recoverable income taxes......................    2,690     6,742    (9,432)
  Inventories...................................  (13,357)   31,953     5,832
  Other current assets..........................      641       330    (1,130)
  Crude oil and refined products payable........  (30,250)  (13,303)  (76,562)
  Other accounts payable........................    2,713    (2,555)    1,335
  Accrued liabilities...........................    1,623       876    (5,155)
  Income taxes payable..........................    3,264              (8,156)
                                                 --------  --------  --------
    Net Cash Provided by Operating Activities...   28,878    52,951       529
                                                 --------  --------  --------
Cash Flows From Investment Activities
  Capital expenditures..........................  (40,860)  (38,003)  (64,782)
  Contract settlement regarding acquisition of
   La Gloria Oil and Gas Company................              8,000
  Proceeds from sales of property, plant and
   equipment....................................    5,515     4,072     4,619
  Investment in subsidiaries....................       (4)     (177)      742
  Deferred turnaround maintenance and other.....   (4,678)  (19,675)  (21,333)
                                                 --------  --------  --------
    Net Cash (Used in) Investment Activities....  (40,027)  (45,783)  (80,754)
                                                 --------  --------  --------
Cash Flows From Financing Activities
  Net (repayments) borrowings on loan agree-
   ments........................................     (376)  (27,339)   86,333
  Proceeds from purchase money lien.............    5,472
  Proceeds from interest rate swap terminations.    2,403
  Net repayments (issuances) of long-term notes
   receivable...................................      167      (499)   (2,637)
  Cash dividends................................             (1,967)   (7,866)
                                                 --------  --------  --------
    Net Cash Provided by (Used in) Financing Ac-
     tivities...................................    7,666   (29,805)   75,830
                                                 --------  --------  --------
Net (Decrease) in Cash and Cash Equivalents.....   (3,483)  (22,637)   (4,395)
Cash and Cash Equivalents at Beginning of Year..   55,504    78,141    82,536
                                                 --------  --------  --------
Cash and Cash Equivalents at End of Year........ $ 52,021  $ 55,504  $ 78,141
                                                 ========  ========  ========
Supplemental Disclosures of Cash Flow Informa-
 tion
 Cash paid during the year for:
  Interest (net of amount capitalized).......... $  4,249  $  5,610  $  3,824
  Income taxes..................................    4,329     1,023     5,858

                 See notes to consolidated financial statements

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              CROWN CENTRAL PETROLEUM CORPORATION AND SUBSIDIARIES

NOTE A--DESCRIPTION OF BUSINESS AND SUMMARY OF ACCOUNTING POLICIES

  Description of Business: Crown Central Petroleum Corporation and subsidiaries (the Company) operates primarily in one business segment as an independent refiner and marketer of petroleum products, including petrochemical feedstocks. The Company operates two refineries, one located near Houston, Texas with a rated capacity of 100,000 barrels per day and another in Tyler, Texas with a rated capacity of 50,000 barrels per day. Its principal business is the wholesale and retail sale of its products in the Mid-Atlantic, Southeastern and Midwestern United States.

  Locot Corporation, a wholly-owned subsidiary of the Company, is the parent company of La Gloria Oil and Gas Company (La Gloria) which operates the Tyler refinery, a pipeline gathering system in Texas and product terminals located along the Texas Eastern Pipeline system.

  F Z Corporation, a wholly-owned subsidiary of the Company, is the parent company of two convenience store chains operating in seven states, retailing both merchandise and gasoline.

  The following summarizes the significant accounting policies and practices followed by the Company:

  Principles of Consolidation: The consolidated financial statements include the accounts of Crown Central Petroleum Corporation and all significant majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Due to immateriality, the Company's investment in Tongue, Brooks & Company, Inc. and Tiara Insurance Company, two wholly-owned insurance subsidiaries, are accounted for using the equity method.

  Cash and Cash Equivalents: Cash in excess of daily requirements is invested in marketable securities with maturities of three months or less. Such investments are deemed to be cash equivalents for purposes of the statements of cash flows. The carrying amount reported in the balance sheet for cash and cash equivalents represents its fair value.

  Accounts Receivable: The majority of the Company's accounts receivable relate to sales of petroleum products to third parties operating in the petroleum industry. The carrying amount reported in the balance sheet for accounts receivable represents its fair value.

  Inventories: The Company's crude oil, refined products, and convenience store merchandise and gasoline inventories are valued at the lower of cost (last-in, first-out) or market with the exception of crude oil inventory held for resale which is valued at the lower of cost (first-in, first-out) or market. Materials and supplies inventories are valued at cost. Incomplete exchanges of crude oil and refined products due the Company or owing to other companies are reflected in the inventory accounts.

  Property, Plant and Equipment: Property, plant and equipment is carried at cost. Costs assigned to property, plant and equipment of acquired businesses are based on estimated fair value at the date of acquisition. Depreciation and amortization of plant and equipment are primarily provided using the straight-line method over estimated useful lives. Construction in progress is recorded in property, plant and equipment.

  Expenditures which materially increase values, change capacities or extend useful lives are capitalized in property, plant and equipment. Routine maintenance, repairs and replacement costs are charged against current operations. At intervals of two or more years, the Company conducts a

              CROWN CENTRAL PETROLEUM CORPORATION AND SUBSIDIARIES

complete shutdown and inspection of significant units (turnaround) at its refineries to perform necessary repairs and replacements. Costs associated with these turnarounds are deferred and amortized over the period until the next planned turnaround.

  Upon sale or retirement, the costs and related accumulated depreciation or amortization are eliminated from the respective accounts and any resulting gain or loss is included in income.

  Environmental Costs: The Company conducts environmental assessments and remediation efforts at multiple locations, including operating facilities, and previously owned or operated facilities. The Company accrues environmental and clean-up related costs of a non-capital nature when it is both probable that a liability has been incurred and that the amount can be reasonably estimated. Costs are charged to expense if they relate to the remediation of existing conditions caused by past operations or if they are not expected to contribute to future operations. Estimated costs are recorded at undiscounted amounts based on experience and assessments, and are adjusted periodically as additional or new information is available.

  Sales and Operating Revenues: Sales and operating revenues include excise and other similar taxes. Resales of crude oil are recorded net of the related crude oil cost (first-in, first-out) in sales and operating revenues.

  Income Taxes: As discussed in Note D of Notes to Consolidated Financial Statements, effective January 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS
109). SFAS 109 requires a liability approach for measuring deferred taxes based on temporary differences between the financial statement and tax bases of assets and liabilities existing at each balance sheet date using enacted tax rates for years in which taxes are expected to be paid or recovered. In 1993 and 1992, deferred tax liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

  Interest Capitalization: Interest costs incurred during the construction and preoperating stages of significant construction or development projects is capitalized and subsequently amortized by charges to earnings over the useful lives of the related assets.

  Amortization of Goodwill: The excess purchase price of acquisitions of businesses over the estimated fair value of assets acquired is being amortized on a straight-line basis over 20 years.

  Forward and Option Contracts: The Company selectively enters into forward hedging and option contracts to minimize price fluctuations for a portion of its crude oil and refined products. All realized and unrealized gains and losses on such hedging and option contracts are deferred and recognized in the period when the hedged materials are sold. Cash flows from forward hedging and option contracts are classified as operating activities for purposes of the statements of cash flows.

  Non-operating Gains and Losses: Non-operating gains and losses include significant transactions that, in the judgement of management, are not directly related to normal current operations.

              CROWN CENTRAL PETROLEUM CORPORATION AND SUBSIDIARIES

NOTE B--INVENTORIES

  Inventories consist of the following:

                                                            DECEMBER 31
                                                      ------------------------
                                                         1993         1992
                                                      -----------  -----------
                                                      (THOUSANDS OF DOLLARS)
Crude oil............................................ $    38,989  $    40,897
Refined products.....................................      60,519       72,915
                                                      -----------  -----------
  Total inventories at FIFO (approximates current
   costs)............................................      99,508      113,812
LIFO allowance.......................................     (25,828)     (53,298)
                                                      -----------  -----------
  Total crude oil and refined products...............      73,680       60,514
                                                      -----------  -----------
Merchandise inventory at FIFO (approximates current
 cost)...............................................       7,200        7,509
LIFO allowance.......................................      (2,387)      (2,569)
                                                      -----------  -----------
  Total merchandise..................................       4,813        4,940
                                                      -----------  -----------
Materials and supplies inventory at FIFO.............       8,318        8,000
                                                      -----------  -----------
  Total Inventory.................................... $    86,811  $    73,454
                                                      ===========  ===========

  In 1992, inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory quantities carried at higher costs prevailing in prior years as compared with the cost of 1992 purchases. As a result of this liquidation in 1992, the net (loss) increased $1,406,000 ($.14 per share).

NOTE C--LONG-TERM DEBT AND CREDIT ARRANGEMENTS

  Long-term debt consists of the following:

                                                              DECEMBER 31
                                                        -----------------------
                                                           1993        1992
                                                        ----------- -----------
                                                        (THOUSANDS OF DOLLARS)
Unsecured 10.42% Senior Notes.......................... $    60,000 $    60,000
Purchase Money Lien....................................       5,472
Other obligations......................................       1,201       1,577
                                                        ----------- -----------
                                                             66,673      61,577
Less current portion...................................       1,094         357
                                                        ----------- -----------
Long-Term Debt......................................... $    65,579 $    61,220
                                                        =========== ===========

  The aggregate maturities of long-term debt through 1998 are as follows (in thousands): 1994--$1,094; 1995--$9,694; 1996--$9,730; 1997--$9,798; 1998--
$9,849.

  The unsecured 10.42% Senior Notes dated January 3, 1991, as amended (Notes) limit the payment of cash dividends on common stocks and require the maintenance of various covenants including minimum working capital, minimum fixed charge coverage ratio, and minimum consolidated tangible net worth, all as defined. The principal will be repaid in seven equal annual installments commencing January 3, 1995. The Notes are repayable, at a premium, in whole or in part at any time at the option of the Company.

  As of December 31, 1993, the Company has entered into interest rate swap agreements to effectively convert $17,500,000 of its 10.42% Notes to variable interest rates with maturities ranging

              CROWN CENTRAL PETROLEUM CORPORATION AND SUBSIDIARIES

from 1996 to 1998. During 1993, the Company terminated certain interest rate swap agreements associated with its 10.42% Notes resulting in deferred gains of $1.9 million at December 31, 1993, which will be recognized as a reduction of interest expense over the remaining swap periods, which range from 1996 to 1997. As a result of its interest rate swap program, the Company's effective interest rate on the Notes for 1993 was reduced from approximately 10.5% to approximately 9.2% per annum. The Company is exposed to credit risk to the extent of nonperformance by the counterparties to the interest rate swap agreements; however, management considers the risk of default to be remote.

  Under the terms of the Unsecured Credit Agreement dated May 10, 1993, (Credit Agreement) nine banks have committed a maximum of $125,000,000 to the Company for cash borrowings and letters of credit. There is a limitation of $50,000,000 for cash borrowings under the agreement. The Credit Agreement, which expires May 10,1996, but contains a one year renewal option, allows for interest on outstanding borrowings to be computed under one of three methods based on the Base Rate, the London Interbank Offered Rate, or the Certificates of Deposit Rate (all as defined). The Credit Agreement limits the Company's borrowings outside the Agreement to a maximum of $90,000,000 in unsecured senior notes. The Credit Agreement limits indebtedness (as defined), cash dividends on common stocks and capital expenditures and requires the maintenance of various covenants including, but not limited to, minimum working capital, minimum consolidated tangible net worth, and a borrowing base, all as defined. Under the terms of the Notes and Credit Agreement, at December 31, 1993, the Company was limited to paying additional cash dividends of $9,833,000.

  At December 31, 1993, the Company was in compliance with all covenants and provisions of the Notes and Credit Agreement. The Company expects to continue to be in compliance with the covenants imposed by the Notes and Credit Agreement over the next twelve months. Meeting the covenants imposed by the Notes and Credit Agreement is dependent, among other things, upon the level of future earnings and the rate of capital spending.

  As of December 31, 1993, the Company had outstanding irrevocable standby letters of credit in the principal amount of $30,709,000 and an outstanding documentary letter of credit in the principal amount of $12,600,000 for normal operations. Unused commitments under the terms of the Credit Agreement totaling $81,691,000 were available for future borrowings (subject to the $50,000,000 limitation described above) and issuance of letters of credit at December 31, 1993. The Company pays an annual commitment fee on the unused portion of the credit line.

  Effective December 1, 1993, the Company entered into a Purchase Money Lien (Money Lien) for the financing of certain service station and terminal equipment and office furnishings. The effective rate for the Money Lien is 6.65%. Ninety percent of the principal is repayable in 60 monthly installments and a balloon payment of 10% of the principal is payable in January 1999. The Money Lien is secured by the service station equipment and office furnishings having a cost basis of $5,472,000. The Money Lien allows for a maximum drawdown of $6,500,000 by January 31, 1994 and it is the Company's intention to draw the remaining balance.

  The following interest costs were charged to pretax income:

                                                        YEAR ENDED DECEMBER 31
                                                       ------------------------
                                                         1993    1992    1991
                                                       -------- ------- -------
                                                        (THOUSANDS OF DOLLARS)
   Total interest costs incurred...................... $  7,712 $ 7,754 $ 8,190
   Less: Capitalized interest.........................      261     928     282
                                                       -------- ------- -------
       Interest Expense............................... $  7,451 $ 6,826 $ 7,908
                                                       ======== ======= =======

              CROWN CENTRAL PETROLEUM CORPORATION AND SUBSIDIARIES

  The approximate fair value of the Company's Long-term Debt at December 31, 1993 was $65,929,000, which was estimated using a discounted cash flow analysis, based on the Company's assumed incremental borrowing rates for similar types of borrowing arrangements. The fair value at December 31, 1993 of the Company's interest rate swap agreements is estimated to be $207,000 which was estimated using a discounted cash flow analysis, based on current interest rates.

NOTE D--INCOME TAXES

  As discussed in Note A of Notes to Consolidated Financial Statements, effective January 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). The 1991 financial statements have not been restated for the effects of applying SFAS 109.

  The $13,403,000 cumulative effect benefit of applying SFAS 109 reduced the net loss for 1992. One of the requirements of SFAS 109 is that deferred taxes be recorded for the tax effects of differences between assigned values and the tax bases of assets acquired in purchase business acquisitions. Previously, under the provisions of Accounting Principles Board Opinion No. 11 "Accounting for Income Taxes", acquired assets were recorded net of such tax effects. The adoption of SFAS 109 in 1992 resulted in total increases in inventory and net property, plant and equipment of $38 million relating to the acquisitions of the Fast Fare and Zippy Mart convenience store chains and La Gloria Oil and Gas Company, with related increases in the liability for deferred income taxes. The write-up of net property, plant and equipment is depreciated over the remaining life of the related assets and such depreciation is offset by a credit to the deferred tax provision. The adoption of SFAS 109 resulted in a decrease of $2,335,000 in the 1993 income before income taxes and cumulative effect of changes in accounting principles and an increase of $2,388,000 in the 1992 loss before income taxes and cumulative effect of changes in accounting principles, respectively, due to increased depreciation expense for the write-up of property, plant and equipment.

  Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                         1993         1992
                                                      -----------  -----------
                                                      (THOUSANDS OF DOLLARS)
Deferred tax liabilities:
  Depreciation and amortization...................... $   (58,095) $   (59,015)
  Difference between book and tax basis of property,
   plant and equipment...............................     (30,945)     (32,499)
  Other..............................................     (16,768)     (10,012)
                                                      -----------  -----------
    Total deferred tax liabilities...................    (105,808)    (101,526)
Deferred tax assets:
  Postretirement and pension obligations.............       5,596        4,672
  Environmental, litigation and other accruals.......       9,734        6,982
  Tax credits, contribution and net operating loss
   carryover.........................................         379        1,893
  Construction and inventory cost not currently
   deductible........................................       1,436        1,344
  Other..............................................       7,446        5,047
                                                      -----------  -----------
    Total deferred tax assets........................      24,591       19,938
                                                      -----------  -----------
      Net deferred tax liabilities................... $   (81,217) $   (81,588)
                                                      ===========  ===========

  No valuation allowance is considered necessary for the above deferred tax assets. The company has tax credit carryforwards of $109,269 which expire in the year 2005.

              CROWN CENTRAL PETROLEUM CORPORATION AND SUBSIDIARIES

  Significant components of the income tax provision (benefit) for the years ended December 31 follows. With the passage of the Tax Act of 1993, the Company's federal statutory income tax rate increased from 34% to 35% effective January 1, 1993. The effect of the change in statutory rate was to increase the 1993 net (loss) for 1993 by $2,252,000 or $.23 per share.

                                                        LIABILITY      DEFERRED
                                                         METHOD         METHOD
                                                     ----------------  --------
                                                      1993     1992      1991
                                                     -------  -------  --------
                                                      (THOUSANDS OF DOLLARS)
   Current:
     Federal........................................  $5,278  $(3,230) $(4,103)
     State..........................................   1,779      872     (462)
                                                     -------  -------  -------
       Total Current................................   7,057   (2,358)  (4,565)
   Deferred:
     Federal........................................  (3,642)  (1,485)   5,278
     State..........................................    (560)     166      (20)
                                                     -------  -------  -------
       Total Deferred...............................  (4,202)  (1,319)   5,258
   Federal tax rate increase........................   2,252
                                                     -------  -------  -------
     Income Tax Expense (Benefit)...................  $5,107  $(3,677) $   693
                                                     =======  =======  =======

  Current state tax provision includes franchise taxes of $1,275,000, $1,300,000 and $1,146,000 for the years 1993, 1992 and 1991, respectively.

  The components of the deferred income tax provision for the year ended December 31, 1991 is as follows:

                                                         (THOUSANDS OF DOLLARS)
   Refinery turnaround costs............................        $ 4,789
   Difference between book and tax depreciation and am-
    ortization..........................................          4,342
   Gain on disposal.....................................            588
   State income taxes...................................            (20)
   Litigation and accruals..............................            (66)
   Difference between book and tax basis of property
    disposals...........................................           (478)
   Effect of tax leases.................................         (1,427)
   Unrealized insurance proceeds........................         (1,540)
   Other................................................           (930)
                                                                -------
     Deferred income tax provision......................        $ 5,258
                                                                =======

  The following is a reconciliation of the statutory federal income tax rate to the actual effective income tax rate for the years ended December 31:

                                                         LIABILITY     DEFERRED
                                                           METHOD       METHOD
                                                       --------------  --------
                                                        1993   1992      1991
                                                       ------ -------  --------
                                                       (THOUSANDS OF DOLLARS)
   Income tax expense (benefit) calculated at the
    statutory federal income tax rate................  $  282 $(5,765) $(1,813)
   Amortization of goodwill and purchase adjustments.     330     321    1,927
   State taxes (net of federal benefit)..............     798     685      291
   Federal tax rate increase.........................   2,252
   Other.............................................   1,445   1,082      288
                                                       ------ -------  -------
     Income Tax Expense (Benefit)....................  $5,107 $(3,677) $   693
                                                       ====== =======  =======

              CROWN CENTRAL PETROLEUM CORPORATION AND SUBSIDIARIES

NOTE E--CAPITAL STOCK AND NET INCOME PER COMMON SHARE

  Class A Common stockholders are entitled to one vote per share and have the right to elect all directors other than those to be elected by other classes of stock. Class B Common stockholders are entitled to one-tenth vote per share and have the right to elect two directors. Net (loss) per share for 1993, 1992 and 1991 is based upon the 9,832,598 common shares outstanding for all years.

NOTE F--EMPLOYEE BENEFIT OBLIGATIONS

  In 1993, the Company merged its two defined benefit pension plans covering the majority of full-time employees into one plan. The Company also has several defined benefit plans covering only certain senior executives. Plan benefits are generally based on years of service and employees' average compensation. The Company's policy is to fund the pension plans in amounts which comply with contribution limits imposed by law. Plan assets consist principally of fixed income securities and stocks.

  Net periodic pension costs consisted of the following components:

                                                     YEAR ENDED DECEMBER 31
                                                   ----------------------------
                                                     1993      1992      1991
                                                   --------  --------  --------
                                                     (THOUSANDS OF DOLLARS)
Service cost--benefit earned during the year...... $  4,002  $  3,672  $  3,221
Interest cost on projected benefit obligations....    6,326     5,895     5,595
Actual (return) loss on plan assets...............  (11,738)  (10,217)  (10,626)
Total amortization and deferral...................    5,324     4,875     6,376
                                                   --------  --------  --------
Net periodic pension costs........................ $  3,914  $  4,225  $  4,566
                                                   ========  ========  ========

  Assumptions used in the accounting for the defined benefit plans as of December 31 were:

                                                               1993  1992  1991
                                                               ----  ----  ----
Weighted average discount rates............................... 7.25% 8.25% 8.25%
Rates of increase in compensation levels...................... 4.00% 5.00% 5.00%
Expected long-term rate of return on assets................... 9.50% 9.50% 9.50%

  The following table sets forth the funded status of the plans in which assets exceed accumulated benefits:

                                                             DECEMBER 31
                                                       ------------------------
                                                          1993         1992
                                                       -----------  -----------
                                                       (THOUSANDS OF DOLLARS)
Actuarial present value of benefit obligations:
  Vested benefit obligation..........................  $    68,817  $    58,064
                                                       -----------  -----------
  Accumulated benefit obligation.....................  $    71,552  $    60,226
                                                       -----------  -----------
  Projected benefit obligation.......................  $    86,728  $    73,863
Plan assets at fair value............................       78,573       69,081
                                                       -----------  -----------
Projected benefit obligation (in excess of) plan as-
 sets................................................       (8,155)      (4,782)
Unrecognized net loss................................        9,532        2,872
Prior service (benefit) cost not yet recognized in
 net periodic pension cost...........................       (1,081)       2,132
Unrecognized net (asset) at beginning of year, net of
 amortization........................................       (2,495)      (2,762)
                                                       -----------  -----------
Net pension liability................................  $    (2,199) $    (2,540)
                                                       ===========  ===========

              CROWN CENTRAL PETROLEUM CORPORATION AND SUBSIDIARIES

  The following table sets forth the funded status of the plans in which accumulated benefits exceed assets:

                                                             DECEMBER 31
                                                       ------------------------
                                                          1993         1992
                                                       -----------  -----------
                                                       (THOUSANDS OF DOLLARS)
Actuarial present value of benefit obligations:
  Vested benefit obligation..........................  $     5,339  $     4,146
                                                       -----------  -----------
  Accumulated benefit obligation.....................  $     5,339  $     4,154
                                                       -----------  -----------
  Projected benefit obligation.......................  $     5,376  $     4,300
Plan assets at fair value............................            0            0
                                                       -----------  -----------
Projected benefit obligation (in excess of) plan
 assets..............................................       (5,376)      (4,300)
Unrecognized net loss................................        1,224          335
Prior service (benefit) cost not yet recognized in
 net periodic pension cost...........................         (231)        (248)
Unrecognized net obligation at beginning of year, net
 of amortization.....................................        1,834        2,064
Adjustment required to recognize minimum liability...       (2,790)      (2,004)
                                                       -----------  -----------
Net pension liability................................  $    (5,339) $    (4,153)
                                                       ===========  ===========

  In addition to the defined benefit pension plan, the Company provides certain health care and life insurance benefits for eligible employees who retire from active service. The postretirement health care plan is contributory, with retiree contributions consisting of copayment of premiums and other cost sharing features such as deductibles and coinsurance. Beginning in 1998, the Company will "cap" the amount of premiums that it will contribute to the medical plans. Should costs exceed this cap, retiree premiums would increase to cover the additional cost. Effective January 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 106 "Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106). SFAS 106 requires the accrual of the expected costs of providing these postretirement benefits during the years that the employee renders the necessary service. Prior year financial statements have not been restated for the effects of applying SFAS 106.

  The $5,631,000 cumulative effect charge of adoption of SFAS 106 on prior years (after reduction for the income tax benefit of $3,308,000) is included in the net loss for 1992. The adoption of SFAS 106 resulted in increases in the 1993 and 1992 loss before cumulative effect of changes in accounting principles of $167,000 ($.02 per share) and $300,000 ($.03 per share), respectively, and increases in the 1993 and 1992 net loss of $167,000 ($.02 per share) and $5,931,000 ($.60 per share), respectively.

  The following table sets forth the accrued postretirement benefit cost of these plans recognized in the Company's Balance Sheet:

                                                             DECEMBER 31
                                                       -----------------------
                                                          1993        1992
                                                       ----------- -----------
                                                       (THOUSANDS OF DOLLARS)
Accumulated postretirement benefit obligation (APBO):
  Retirees............................................ $     5,491 $     6,076
  Fully eligible active plan participants.............       1,460       1,419
  Other active plan participants......................       2,186       1,836
  Unrecognized net loss (gain)........................           4        (109)
  Unrecognized prior service cost.....................         353
                                                       ----------- -----------
    Accrued postretirement benefit cost............... $     9,494 $     9,222
                                                       =========== ===========

              CROWN CENTRAL PETROLEUM CORPORATION AND SUBSIDIARIES

  The weighted average discount rate used in determining the APBO was 7.25% and 8.5% in 1993 and 1992, respectively.

  Net periodic postretirement benefit cost include the following components:

                                                                      YEAR ENDED
                                                                      DECEMBER 31
                                                                      -----------
                                                                      1993  1992
                                                                      ----- -----
                                                                      (THOUSANDS
                                                                      OF DOLLARS)
     Service cost...................................................   $161  $161
     Interest cost on accumulated postretirement benefit obligation.    765   756
                                                                      ----- -----
       Net periodic postretirement benefit cost.....................   $926  $917
                                                                      ===== =====

  For 1991, the expense for postretirement benefits, which was recorded on a pay-as-you-go basis and has not been restated, was approximately $631,000. The Company's policy is to fund postretirement costs on a pay-as-you-go basis as in prior years.

  A 13% increase in the cost of medical care was assumed for 1993. This medical trend rate is assumed to decrease 1% annually to 9% in 1997, and decrease to 0% thereafter as a result of the expense cap in 1998. The medical trend rate assumption affects the amounts reported. For example, a 1% increase in the medical trend rate would increase the APBO by $674,000, and the net periodic cost by $72,000 for 1993.

  In 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 112 "Employers' Accounting for Postemployment Benefits" (SFAS 112). SFAS 112 requires the accrual of the expected costs of providing certain benefits after employment, but before retirement, such as health care continuation coverage. The adoption of SFAS 112 did not materially affect the 1993 net loss.

NOTE G--LITIGATION AND CONTINGENCIES

  The Company has been named as a defendant in various matters of litigation, some of which are for substantial amounts, and involve alleged personal injury and property damage from prolonged exposure to petroleum, petroleum related products and substances used at its refinery or in the petroleum refining process. The Company is a co-defendant with numerous other defendants in a number of these suits. The Company is vigorously defending these actions, however, the process of resolving these matters could take several years. The liability, if any, associated with these cases was either accrued in accordance with generally accepted accounting principles or was not determinable at December 31, 1993. The Company has consulted with counsel with respect to each such preceding or large claim which is pending or threatened. While litigation can contain a high degree of uncertainty and the risk of an unfavorable outcome, in the opinion of management, there is no reasonable basis to believe that the eventual outcome of any such matter or group of related matters will have a material adverse effect on the Company's consolidated financial position.

  The Company's income tax returns for the 1988 and 1989 fiscal years are currently under examination by the Internal Revenue Service. The Company's income tax returns for the 1984 to 1987 fiscal years have been examined by the Internal Revenue Service and a Revenue Agent's Report has

              CROWN CENTRAL PETROLEUM CORPORATION AND SUBSIDIARIES

been received. The Company has filed a written protest in response to certain proposed adjustments with the Office of Regional Director of Appeals relating to these proposed adjustments. In management's opinion, the ultimate disposition of the Report will not have a material adverse effect on the financial position or results of operations of the Company.

  Like other petroleum refiners and marketers, the Company's operations are subject to extensive and rapidly changing federal and state environmental regulations governing air emissions, waste water discharges, and solid and hazardous waste management activities. The Company's policy is to accrue environmental and clean-up related costs of a non-capital nature when it is both probable that a liability has been incurred and the amount can be reasonably estimated. While it is often extremely difficult to reasonably quantify future environmental related expenditures, the Company anticipates that a substantial capital investment will be required over the next several years to comply with existing regulations. The Company had recorded a liability of approximately $16.8 million as of December 31, 1993 relative to the estimated costs of compliance with environmental regulations.

  Environmental liabilities are subject to considerable uncertainties which affect the Company's ability to estimate its ultimate cost of remediation efforts. These uncertainties include the exact nature and extent of the contamination at each site, the extent of required cleanup efforts, varying costs of alternative remediation strategies, changes in environmental remediation requirements, the number and financial strength of other potentially responsible parties at multi-party sites, and the identification of new environmental sites. As a result, charges to income for environmental liabilities could have a material effect on results of operations in a particular quarter or year as assessments and remediation efforts proceed or as new claims arise. However, management is not aware of any matters which would be expected to have a material adverse effect on the Company's consolidated financial position, cash flow or liquidity.

NOTE H--NONCANCELLABLE LEASE COMMITMENTS

  The Company has noncancellable operating lease commitments for refinery equipment, service station and convenience store properties, autos, trucks, an airplane, office and other equipment. Lease terms range from 60 to 96 months for automotive and transportation equipment. Property leases typically have a five-year term with renewal options for additional periods. Certain other leases also carry renewal provisions. The Corporate Headquarters office building lease which commenced in 1993 has a lease term of 10 years. The airplane lease which commenced in 1992 has a lease term of 7 years. The majority of service station properties have a lease term of 20 years. The average lease term of convenience stores is approximately 12 years.

  Future minimum rental payments under noncancellable operating lease agreements as of December 31, 1993 are as follows (in thousands):

   1994................................................................. $10,799
   1995.................................................................   9,835
   1996.................................................................   9,547
   1997.................................................................   8,407
   1998.................................................................   8,062
   After 1998...........................................................  48,644
                                                                         -------
       Total Minimum Rental Payments.................................... $95,294
                                                                         =======

  Rental expense for the years ended December 31, 1993, 1992 and 1991 was $14,620,000, $16,487,000 and $16,438,000, respectively.

              CROWN CENTRAL PETROLEUM CORPORATION AND SUBSIDIARIES

NOTE I--INVESTMENTS AND DEFERRED CHARGES

  Investments and deferred charges consist of the following:

                                                               DECEMBER 31
                                                         -----------------------
                                                            1993        1992
                                                         ----------- -----------
                                                         (THOUSANDS OF DOLLARS)
   Deferred turnarounds.................................     $15,844     $24,454
   Goodwill.............................................      10,883      11,859
   Investments in subsidiaries..........................       6,601       5,976
   Long-term notes receivable...........................       2,969       3,136
   Intangible pension asset.............................       1,834       2,004
   Deferred financing costs.............................       1,121       1,324
   Deferred proceeds--tax exchanges.....................       1,067       2,428
   Other................................................       2,589       2,435
                                                         ----------- -----------
     Investments and Deferred Charges...................     $42,908     $53,616
                                                         =========== ===========

  Accumulated amortization of goodwill was $5,974,000 and $4,998,000 at December 31, 1993 and 1992, respectively. The fair value of the Company's long-term notes receivable at December 31, 1993 was $2,913,000, which was estimated using a discounted cash flow analysis, based on the assumed interest rates for similar types of arrangements.

NOTE J--NON-OPERATING GAINS

  Non-operating gains in 1991 consist of litigation and insurance settlements. There were no material net non-operating gains or losses which impacted income in 1993 and 1992.

                     CONSOLIDATED CONDENSED BALANCE SHEETS

              CROWN CENTRAL PETROLEUM CORPORATION AND SUBSIDIARIES
                             (THOUSANDS OF DOLLARS)

                                                        SEPTEMBER 30 DECEMBER 31
                                                            1994        1993
                                                        ------------ -----------
                                                        (UNAUDITED)
                        ASSETS
Current Assets
  Cash and cash equivalents............................   $ 21,165    $ 52,021
  Accounts receivable--net.............................     81,670      91,413
  Recoverable income taxes.............................     14,996
  Inventories..........................................     90,440      86,811
  Other current assets.................................      3,412         762
                                                          --------    --------
    Total Current Assets...............................    211,683     231,007
Investments and Deferred Charges.......................     29,766      42,908
Property, Plant and Equipment..........................    689,427     676,405
  Less allowance for depreciation......................    326,632     294,142
                                                          --------    --------
   Net Property, Plant and Equipment...................    362,795     382,263
                                                          --------    --------
                                                          $604,244    $656,178
                                                          ========    ========



       See notes to unaudited consolidated condensed financial statements

                     CONSOLIDATED CONDENSED BALANCE SHEETS

              CROWN CENTRAL PETROLEUM CORPORATION AND SUBSIDIARIES
                             (THOUSANDS OF DOLLARS)

                                                       SEPTEMBER 30 DECEMBER 31
                                                           1994        1993
                                                       ------------ -----------
                                                       (UNAUDITED)
         LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Accounts payable:
   Crude oil and refined products.....................   $ 97,879    $104,166
   Other..............................................     16,604      20,500
  Accrued liabilities.................................     46,787      50,145
  Income taxes payable................................                  3,264
  Current portion of long-term debt...................     10,053       1,094
                                                         --------    --------
    Total Current Liabilities.........................    171,323     179,169
Long-Term Debt........................................     56,955      65,579
Deferred Income Taxes.................................     73,960      81,217
Other Deferred Liabilities............................     31,621      31,860
Common Stockholders' Equity
  Common stock, Class A--par value $5 per share:
   Authorized 7,500,000 shares; issued and outstanding
    shares--4,817,392 in 1994 and 1993................     24,087      24,087
  Common stock, Class B--par value $5 per share:
   Authorized 7,500,000 shares; issued and outstanding
    shares--4,984,806 in 1994 and 5,015,206 in 1993...     24,924      25,076
  Additional paid-in capital..........................     91,014      91,870
  Retained earnings...................................    132,086     157,320
  Unearned restricted stock...........................     (1,726)
                                                         --------    --------
    Total Common Stockholders' Equity.................    270,385     298,353
                                                         --------    --------
                                                         $604,244    $656,178
                                                         ========    ========


       See notes to unaudited consolidated condensed financial statements

                CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

              CROWN CENTRAL PETROLEUM CORPORATION AND SUBSIDIARIES
                (THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                   THREE MONTHS ENDED     NINE MONTHS ENDED
                                      SEPTEMBER 30          SEPTEMBER 30
                                   -------------------  ----------------------
                                     1994       1993       1994        1993
                                   ---------  --------  ----------  ----------
                                                 (UNAUDITED)
Revenues:
  Sales and operating revenues
   (including excise taxes of
   $97,012, $69,003, $295,131 and
   $207,289)...................... $ 468,275  $455,691  $1,315,284  $1,316,770
                                   ---------  --------  ----------  ----------
Operating Costs and Expenses:
  Costs and operating expenses....   456,997   421,714   1,234,556   1,222,371
  Selling and administrative ex-
   penses.........................    21,379    23,693      62,564      69,723
  Depreciation and amortization...    12,665    10,537      33,734      31,307
  Sales and abandonments of prop-
   erty, plant and equipment......    16,899       169      16,554        (108)
                                   ---------  --------  ----------  ----------
                                     507,940   456,113   1,347,408   1,323,293
                                   ---------  --------  ----------  ----------
Operating (Loss)..................   (39,665)     (422)    (32,124)     (6,523)
Interest and other income.........       283       179       1,152         398
Interest expense..................    (1,979)   (1,894)     (5,836)     (5,514)
                                   ---------  --------  ----------  ----------
(Loss) Before Income Taxes........   (41,361)   (2,137)    (36,808)    (11,639)
Income Tax (Benefit) Expense......   (14,753)    1,119     (11,574)       (397)
                                   ---------  --------  ----------  ----------
Net (Loss)........................ $ (26,608) $ (3,256) $  (25,234) $  (11,242)
                                   =========  ========  ==========  ==========
Net (Loss) Per Share.............. $   (2.71) $   (.33) $    (2.57) $    (1.14)
                                   =========  ========  ==========  ==========


       See notes to unaudited consolidated condensed financial statements

                CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

              CROWN CENTRAL PETROLEUM CORPORATION AND SUBSIDIARIES
                             (THOUSANDS OF DOLLARS)

                                              NINE MONTHS ENDED SEPTEMBER 30
                                              --------------------------------
                                                   1994             1993
                                              ---------------  ---------------
                                                        (UNAUDITED)
Net Cash Flows From Operating Activities
  Net cash from operations before changes in
   working
   capital................................... $        17,888  $        20,060
  Net changes in working capital.............         (28,337)         (10,713)
                                              ---------------  ---------------
    Net Cash (Used in) Provided by Operating
     Activities..............................         (10,449)           9,347
                                              ---------------  ---------------
Cash Flows From Investment Activities
  Capital expenditures.......................         (21,121)         (29,797)
  Proceeds from sale of property, plant and
   equipment.................................           3,369            2,782
  Deferred turnaround maintenance and other..            (103)          (3,522)
                                              ---------------  ---------------
    Net Cash (Used in) Investment Activities.         (17,855)         (30,537)
                                              ---------------  ---------------
Cash Flows From Financing Activities
  Net cash flows from long-term debt.........            (101)            (255)
  Net proceeds from purchase money lien......             437
  Proceeds from interest rate swap termina-
   tions.....................................                            2,403
  Net cash flows from long-term notes receiv-
   able......................................            (154)             (53)
  Purchases of Class B Common Stock..........          (2,734)
                                              ---------------  ---------------
    Net Cash (Used in) Provided by Financing
     Activities..............................          (2,552)           2,095
                                              ---------------  ---------------
Net (Decrease) in Cash and Cash Equivalents.. $       (30,856) $       (19,095)
                                              ===============  ===============


       See notes to unaudited consolidated condensed financial statements

         NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

              CROWN CENTRAL PETROLEUM CORPORATION AND SUBSIDIARIES

                               SEPTEMBER 30, 1994

NOTE A--BASIS OF PRESENTATION

  The accompanying unaudited consolidated condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of Management, all adjustments considered necessary for a fair and comparable presentation have been included. Operating results for the three and nine months ended September 30, 1994 are not necessarily indicative of the results that may be expected for the year ending December 31, 1994. The enclosed financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 10-K for the year ended December 31, 1993.

  Cash and Cash Equivalents--Cash in excess of daily requirements is invested in marketable securities with maturities of three months or less. Such investments are deemed to be cash equivalents for purposes of the statements of cash flows.

  Inventories--The Company's crude oil, refined products, and convenience store merchandise and gasoline inventories are valued at the lower of cost (last-in, first-out) or market with the exception of crude oil inventory held for resale which is valued at the lower of cost (first-in, first-out) or market. Materials and supplies inventories are valued at cost. Incomplete exchanges of crude oil and refined products due the Company or owing to other companies are reflected in the inventory accounts.

  At September 30, 1994, approximately .4 million barrels of crude oil and refined products, or approximately $7.5 million of inventory, were held in excess of anticipated quantities and were valued at the lower of cost (first-in, first-out) or market. An actual valuation of inventory under the LIFO method can be made only at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO projections must be based on Management's estimates of expected year-end inventory levels and values.

  Environmental Costs--The Company conducts environmental assessments and remediation efforts at multiple locations, including operating facilities, and previously owned or operated facilities. Estimated closure and post-closure costs for active, operated refinery and finished product terminal facilities are not recognized until a decision for closure is made. Estimated closure and post-closure costs for active and operated retail marketing facilities and costs of environmental matters related to ongoing refinery, terminal and retail marketing operations are recognized as described below. Expenditures for equipment necessary for environmental issues relating to ongoing operations are capitalized. The Company accrues environmental and clean-up related costs of a non-capital nature when it is both probable that a liability has been incurred and that the amount can be reasonably estimated. Accruals for losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Estimated costs, which are based upon experience and assessments, are recorded at undiscounted amounts without considering the impact of inflation, and are adjusted periodically as additional or new information is available.

  Income Taxes--The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." The income tax provision for the three and nine months ended September 30, 1994 has been computed based upon the Company's estimated effective tax rate for the year, after recognizing permanent tax differences, to which the

              CROWN CENTRAL PETROLEUM CORPORATION AND SUBSIDIARIES

                               SEPTEMBER 30, 1994
federal statutory rate of 35%, state income taxes of approximately 4% and state franchise taxes have been applied. Certain state franchise taxes are calculated based on the Company's net assets and not as a percentage of income.

  Financial Instruments and Hedging Activities--The Company periodically enters into interest rate swap agreements to effectively manage the cost of borrowings. All interest rate swaps are only subject to market risk as interest rates fluctuate. For interest rate swaps designated to the Company's long-term debt and accounted for as a hedge, the net amounts payable or receivable from periodic settlements under outstanding interest rate swaps are included in interest expense. Realized gains and losses from terminated interest rate swaps are deferred and amortized into interest expense over the remaining term of the original swap agreement. Settlement of interest rate swaps involves the receipt or payment of cash on a periodic basis during the duration of the contract, or upon the Company's termination of the contract, for the differential of the interest rates swapped over the term of the contract.

  Other instruments are used to minimize the exposure of the Company's refining margins to crude oil and refined product price fluctuations. Hedging strategies used to minimize this exposure include fixing a future margin between crude oil and certain finished products and also hedging fixed price purchase and sales commitments of crude oil and refined products. Futures, forwards and exchange traded options entered into with commodities brokers and other integrated oil and gas companies are utilized to execute the Company's strategies. These instruments generally allow for settlement at the end of their term in either cash or product.

  Net realized gains and losses from these hedging strategies are recognized in costs and operating expenses when the associated refined products are sold. Unrealized gains and losses represent the difference between the market price of refined products and the price of the instrument, inclusive of refining costs. Individual transaction unrealized gains and losses are deferred in inventory and other current assets and liabilities to the extent that the associated refined products have not been sold. A hedging strategy position generating an overall net unrealized loss is recognized in costs and operating expenses. While the Company's hedging activities are intended to reduce volatility while providing an acceptable profit margin on a portion of production, the use of such a program can limit the Company's ability to participate in an improvement in related product profit margins.

  The Company is exposed to credit risk in the event of non-performance by counterparties on interest rate swaps, and futures, forwards and exchange traded options for crude and finished products, but the Company does not anticipate non-performance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contracts.

  Statements of Cash Flows--Net changes in working capital items presented in the Consolidated Condensed Statements of Cash Flows reflects changes in all current assets and current liabilities with the exception of cash and cash equivalents and the current portion of long-term debt.

  Reclassifications--Deferred gains from interest rate swap terminations for the nine months ended September 30, 1993 have been reclassified on the Consolidated Condensed Statements of Cash Flows as a cash inflow from financing activities consistent with the presentation in the Consolidated Statements of Cash Flows in the Annual Report on Form 10-K for the fiscal year ended December 31, 1993. These deferred gains had previously been reported as a cash inflow from operations in the Company's Form 10-Q for the period ended September 30, 1993. This reclassification had no effect on the net decrease in cash and cash equivalents for the nine months ended September 30, 1993.

              CROWN CENTRAL PETROLEUM CORPORATION AND SUBSIDIARIES

                               SEPTEMBER 30, 1994

NOTE B--INVENTORIES

  Inventories consist of the following:

                                                       SEPTEMBER 30 DECEMBER 31
                                                           1994        1993
                                                       ------------ -----------
                                                        (THOUSANDS OF DOLLARS)
Crude oil.............................................   $ 47,859    $ 38,989
Refined products......................................     73,152      60,519
                                                         --------    --------
  Total inventories at FIFO (approximates current
   cost)..............................................    121,011      99,508
LIFO allowance........................................    (43,756)    (25,828)
                                                         --------    --------
  Total crude oil and refined products................     77,255      73,680
                                                         --------    --------
Merchandise inventory at FIFO (approximates current
 cost)................................................      7,662       7,200
LIFO allowance........................................     (2,387)     (2,387)
                                                         --------    --------
  Total merchandise...................................      5,275       4,813
                                                         --------    --------
Materials and supplies inventory at FIFO..............      7,910       8,318
                                                         --------    --------
  Total Inventory.....................................   $ 90,440    $ 86,811
                                                         ========    ========

NOTE C--LONG-TERM DEBT AND CREDIT ARRANGEMENTS

  As of September 30, 1994, the Company has entered into interest rate swap agreements with various financial institutions to effectively convert $47.5 million of its fixed rate debt to variable interest rate debt for remaining periods ranging from 1996 to 1998.

  The following is a summary, by year of maturity, of the Company's outstanding interest rate swap agreements:

                                                     INSTRUMENTS EXPECTED TO
                                                            MATURE IN
                                                     -------------------------
                                                      1996     1997     1998
                                                     -------  -------  -------
                                                     (THOUSANDS OF DOLLARS)
Interest rate swaps................................. $17,500  $15,000  $15,000
Average pay rates assuming current market
 conditions.........................................    5.86%    5.70%    5.73%
Average fixed rate received.........................    5.14%    5.36%    5.67%

The variable interest rates to be paid by the Company are reset on various predetermined dates which range from November 1994 to March 1998 and are based upon the London Interbank Offered Rate (LIBOR).

  The termination of existing interest rate swap agreements as of September 30, 1994 would result in a loss of approximately $2 million. During 1993, the Company terminated certain other interest rate swap agreements resulting in deferred gains of $1.4 million at September 30 1994, which will be recognized as a reduction of interest expense over the remaining portion of the original swap periods which range from 1996 to 1997.

  Effective as of September 30, 1994, the Company executed amendments to the Credit Agreement dated as of May 10, 1993 and the Note Purchase Agreement dated January 3, 1991. These amendments, which are included as Exhibits 4(a) and 4(b) to the Company's Quarterly Report on Form

              CROWN CENTRAL PETROLEUM CORPORATION AND SUBSIDIARIES

                               SEPTEMBER 30, 1994
10-Q for the quarter ended September 30, 1994, establish new financial covenants which became necessary due to decreased refining margins in 1994, and the write-down of the refinery equipment as discussed in the Results of Operations section of Management's Discussion and Analysis of Financial Condition and Results of Operations. In addition, subject to certain conditions, the amendment to the Credit Agreement increases the limit of additional indebtedness which can be incurred by the Company in the form of notes in an aggregate principal amount not exceeding $125.0 million.

  At September 30, 1994, the Company was in compliance with all amended covenants and provisions of the Credit and Note Purchase Agreements. Meeting the covenants imposed by the Credit and Note Purchase Agreements is dependent, among other things, upon the level of future earnings and the rate of capital spending. The Company reasonably expects to continue to be in compliance with the covenants imposed by the Credit and Note Purchase Agreements over the next twelve months.

NOTE D--CRUDE OIL AND REFINED PRODUCT HEDGING ACTIVITIES

  The net deferred loss from hedging strategies at September 30, 1994 was $.2 million. Included in these hedging strategies are contracts maturing from October 1994 through January 1995. The effect of these contracts was effectively to hedge approximately 31% of its crude requirements, and approximately 22% of its refined products, for the aforementioned period, at current related market prices. The Company is exposed to credit risk to the extent of counterparty non-performance on forward contracts. Management monitors this credit risk by evaluating counterparties prior to and during their contractual obligation. Management considers non-performance credit risk to be remote.

NOTE E--LONG-TERM INCENTIVE PLAN

  At the Annual Meeting held April 24, 1994, stockholders approved the 1994 Long-Term Incentive Plan (Plan). Under the Plan, the Company may distribute to selected employees restricted shares of the Company's Class B Common Stock and options to purchase Class B Common Stock. Up to 1.1 million shares of Class B Common Stock may be distributed under the Plan over a five year period. During the second quarter of 1994, the Company acquired 135,000 shares of Class B Common Stock at a cost of $2,734,000 which could be required for use in connection with the awards of stock and options under the Plan during the first year. The balance sheet caption "Unearned restricted stock" is charged for the market value of restricted shares issued, and is shown as a reduction of stockholders' equity.

NOTE F--CALCULATION OF NET (LOSS) PER COMMON SHARE

  Net (loss) per common share for the three and nine months ended September 30, 1994 is based upon the number of common shares outstanding of 9,802,198. Net
(loss) per common share for the three and nine months ended September 30, 1993 is based upon the number of common shares outstanding of 9,832,598.

NOTE G--LITIGATION AND CONTINGENCIES

  Like other petroleum refiners and marketers, the Company's operations are subject to extensive and rapidly changing federal and state environmental regulations governing air emissions, waste water discharges, and solid and hazardous waste management activities. The Company's policy is to accrue environmental and clean-up related costs of a non-capital nature when it is both probable that a liability has been incurred and that the amount can be reasonably estimated. While it is often extremely difficult to reasonably quantify future environmental related expenditures, the Company anticipates that a substantial capital investment will be required over the next several years to comply with existing

              CROWN CENTRAL PETROLEUM CORPORATION AND SUBSIDIARIES

                               SEPTEMBER 30, 1994
regulations. The Company had recorded a liability of approximately $16.3 million as of September 30, 1994 relative to the estimated costs of a non-capital nature related to compliance with environmental regulations. This liability is anticipated to be expended over the next five years and is included in the balance sheet as a noncurrent liability. No amounts have been accrued as receivables for potential reimbursement or recoveries to offset this liability. Included in costs and operating expenses in the statements of operations for the nine months ended September 30, 1994 and 1993 were costs related to environmental remediation in the amount of $2.4 million and $3.5 million, respectively.

  Environmental liabilities are subject to considerable uncertainties which affect the Company's ability to estimate its ultimate cost of remediation efforts. These uncertainties include the exact nature and extent of the contamination at each site, the extent of required cleanup efforts, varying costs of alternative remediation strategies, changes in environmental remediation requirements, the number and strength of other potentially responsible parties at multi-party sites, and the identification of new environmental sites. It is possible that the ultimate cost, which cannot be determined at this time, could exceed the Company's recorded liability. As a result, charges to income for environmental liabilities could have a material effect on results of operations in a particular quarter or year as assessments and remediation efforts proceed or as new claims arise. However, management is not aware of any matters which would be expected to have a material adverse effect on the Company's consolidated financial position, cash flow or liquidity.

  As disclosed in Note G of Notes to Consolidated Financial Statements in the Annual Report on Form 10-K for the fiscal year ended December 31, 1993, the Company's federal income tax returns for the years 1988 and 1989 are currently being examined by the Internal Revenue Service. In conjunction with this examination, certain Notices of Proposed Adjustments have been received recently. The Company is currently evaluating these matters, but while an estimate cannot be determined at this time, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the financial position or results of operations of the Company. There have been no other material changes in the status of contingencies as discussed in Note G.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE NOTES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS NOT BEEN A CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Investment Considerations.................................................    9
The Company...............................................................   12
Use of Proceeds...........................................................   12
Capitalization............................................................   13
Selected Financial and Other Data.........................................   14
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   16
Business..................................................................   25
Management................................................................   43
Principal Stockholders....................................................   48
Description of Other Indebtedness.........................................   49
Description of the Notes..................................................   50
Underwriting..............................................................   76
Legal Matters.............................................................   77
Experts...................................................................   77
Available Information.....................................................   77
Incorporation of Certain Documents by Reference...........................   78
Glossary..................................................................   79
Index to Financial Statements.............................................  F-1

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                 $100,000,000

                          [LOGO OF CROWN APPEARS HERE]
                                CROWN CENTRAL
                            PETROLEUM CORPORATION


                             % SENIOR NOTES DUE 2005

                              -------------------

                                  PROSPECTUS

                              -------------------

                            CHASE SECURITIES, INC.

                       NATIONSBANC CAPITAL MARKETS, INC.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14: OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The estimated expenses in connection with this offering are as follows:

                                                               AMOUNT TO BE PAID
                                                               -----------------
     SEC Registration Fee.....................................      $34,483
     NASD Filing Fee..........................................       10,500
     Blue Sky Fees and Expenses...............................
     Fees of Rating Agencies..................................
     Legal Fees and Expenses..................................
     Accounting Fees and Expenses.............................
     Printing and Engraving Expenses..........................
     Fees and Expenses of Trustee.............................
     Miscellaneous............................................
                                                                    -------
       TOTAL..................................................      $
                                                                    =======

ITEM 15: INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Company's By-laws and the Maryland General Corporation Law authorize indemnification of directors, officers, employees and agents of the Company and of persons serving at the Company's request in similar capacities or as a partner, trustee or fiduciary of another entity, who is made a party defendant to any proceeding, unless it is proved that the act or omission of such person was material to the cause of action and that (1) such act or omission (A) was committed in bad faith or (B) was the result of active and deliberate dishonesty, or (2) such person actually received an improper personal benefit in money, property or services, or (3) in the case of any criminal proceeding, such person had reasonable cause to believe the act or omission was unlawful. If the proceeding is by or in the right of the Company, indemnification may not be made in respect of any proceeding in which such person is adjudged liable to the Company. Payment or reimbursement of reasonable expenses in advance of the final disposition of any proceeding may be allowed if the Company receives (1) a written affirmation by such person of such person's good faith belief that the standard of conduct necessary for indemnification has been met, and (2) a written undertaking by or on behalf of such person to repay all amounts so paid or reimbursed if it is ultimately determined that such standard of conduct has not been met. The Maryland General Corporation Law also permits the purchase of insurance on behalf of directors, officers, employees and agents against liabilities whether or not the Company would have the power to indemnify against such liabilities under the provisions of the statute.

  As permitted by Sections 2-104(b)(8) and 2-405.2 of the Maryland General Corporation Law, and Section 5-349 of the Courts and Judicial Proceedings Article of the Annotated Code of Maryland, the Company's Charter contains provisions eliminating a director's or officer's personal liability for money damages to the Company or any of its stockholders in connection with any action or failure to act subsequent to February 18, 1988 in his or her capacity as a director or officer, except to the extent that it is proved that such person actually received an improper benefit or profit in money, property or services, for the amount of such benefit or profit, or to the extent that a final adjudication adverse to such person is entered in a proceeding based on a finding that such person's action or failure to act was the result of active and deliberate dishonesty and was material to the cause of action.

ITEM 16: EXHIBITS

 EXHIBIT
 NUMBER         DESCRIPTION
 -------        -----------
  1      Form of Underwriting Agreement*
  4.1    Form of Indenture For Notes*
  4.2    Credit Agreement dated as of May 10, 1993 between the Registrant and various banks (previously filed with the Registrant's Form 8-K dated
         May 19, 1993 and incorporated herein by reference). Certain portions of this document were omitted because of their confidential nature, and have been filed separately with the Securities and Exchange
         Commission marked "Confidential Treatment".**
  4.3    Amendment dated December 20, 1993 to the Credit Agreement dated as of
         May 10, 1993 (previously filed as Exhibit 4(b) to the Registrant's
         Form 10-K for the year ended December 31, 1993 and incorporated herein by reference).**
  4.4    Amendment effective as of September 30, 1994 to the Credit Agreement dated as of May 10, 1993 (previously filed as Exhibit 4(a) to the
         Registrant's Form 10-Q for the quarter ended September 30, 1994 and incorporated herein by reference).**
  4.5    Note Purchase Agreement dated January 3, 1991 between the Registrant and a group of institutional lenders (previously filed with the
         Registrant's Form 8-K dated January 3, 1991 and incorporated herein by reference).**
  4.6    Amendment dated as of February 14, 1992 to the Note Purchase Agreement dated January 3, 1991 (previously filed as Exhibit 19(c) to the
         Registrant's Form 10-K for the year ended December 31, 1991 and incorporated herein by reference). Certain portions of this document were omitted because of their confidential nature, and have been filed separately with the Securities and Exchange Commission marked
         "Confidential Treatment".**
  4.7    Amendment dated as of November 10, 1992 to the Note Purchase Agreement dated January 3, 1991 (previously filed as Exhibit 19(d) to the
         Registrant's Form 10-Q for the quarter ended September 30, 1992 and incorporated herein by reference).**
  4.8    Amendment dated as of September 30, 1994 to the Note Purchase
         Agreement dated January 3, 1991 (previously filed as Exhibit 4(b) to the Registrant's Form 10-Q for the quarter ended September 30, 1994 and incorporated herein by reference).**
  5      Opinion of McGuire, Woods, Battle & Boothe, L.L.P. Re Legality of
         Notes*
 12      Statement Re Computation of Ratios**
 23.1    Consent of McGuire, Woods, Battle & Boothe, L.L.P. (included in opinion filed as Exhibit 5)*
 23.2    Consent of Ernst & Young LLP*
 24      Power of Attorney (Included in Part II)**
 25      Statement Re Eligibility of Trustee*

- --------

 * Filed herewith
** Previously filed

ITEM 17: UNDERTAKINGS

  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

   (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

   (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3, AND HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF BALTIMORE, MARYLAND, ON JANUARY 6, 1995.

                                         Crown Central Petroleum Corporation

                                         By     /s/ Thomas L. Owsley
                                            -----------------------------------

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT OR AMENDMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                       TITLE                 DATE

    /s/ Henry A. Rosenberg, Jr.*      Director, Chairman     January 6, 1995
- ------------------------------------   of the Board and
      HENRY A. ROSENBERG, JR.          Chief Executive
                                       Officer (Principal
                                       Executive Officer)

       /s/ Charles L. Dunlap*         Director, President    January 6, 1995
- ------------------------------------   and Chief
         CHARLES L. DUNLAP             Operating Officer

        /s/ Phillip W. Taff*          Senior Vice            January 6, 1995
- ------------------------------------   President--
          PHILLIP W. TAFF              Finance and Chief
                                       Financial Officer
                                       (Principal
                                       Financial Officer)

                                      Senior Vice            January 6, 1995
   /s/ John E. Wheeler, Jr.*           President--
- ------------------------------------   Treasurer and
        JOHN E. WHEELER, JR.           Controller
                                       (Principal
                                       Accounting
                                       Officer)

          /s/ Jack Africk*            Director               January 6, 1995
- ------------------------------------
            JACK AFRICK

    /s/ George L. Bunting, Jr.*       Director               January 6, 1995
- ------------------------------------
       GEORGE L. BUNTING, JR.

              SIGNATURE                         TITLE                DATE

        /s/ Michael F. Dacey*           Director               January 6, 1995
- -------------------------------------
          MICHAEL F. DACEY

       /s/ Robert M. Freeman*           Director               January 6, 1995
- -------------------------------------
          ROBERT M. FREEMAN

       /s/ Thomas M. Gibbons*           Director               January 6, 1995
- -------------------------------------
          THOMAS M. GIBBONS

      /s/ Patricia A. Goldman*          Director               January 6, 1995
- -------------------------------------
         PATRICIA A. GOLDMAN

        /s/ William L. Jews*            Director               January 6, 1995
- -------------------------------------
           WILLIAM L. JEWS

         /s/ Malcolm McNair*            Director               January 6, 1995
- -------------------------------------
           MALCOLM MCNAIR

           Thomas L. Owsley
* By: _______________________________
           THOMAS L. OWSLEY
          AS ATTORNEY-IN-FACT

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
  1      Form of Underwriting Agreement*
  4.1    Form of Indenture For Notes*
  4.2    Credit Agreement dated as of May 10, 1993 between the Registrant and various banks (previously filed with the Registrant's Form 8-K dated
         May 19, 1993 and incorporated herein by reference). Certain portions of this document were omitted because of their confidential nature, and have been filed separately with the Securities and Exchange Com-
         mission marked "Confidential Treatment".**
  4.3    Amendment dated December 20, 1993 to the Credit Agreement dated as of
         May 10, 1993 (previously filed as Exhibit 4(b) to the Registrant's
         Form 10-K for the year ended December 31, 1993 and incorporated herein by reference).**
  4.4    Amendment effective as of September 30, 1994 to the Credit Agreement dated as of May 10, 1993 (previously filed as Exhibit 4(a) to the Reg-
         istrant's Form 10-Q for the quarter ended September 30, 1994 and in-
         corporated herein by reference).**
  4.5    Note Purchase Agreement dated January 3, 1991 between the Registrant and a group of institutional lenders (previously filed with the Regis-
         trant's Form 8-K dated January 3, 1991 and incorporated herein by ref-
         erence).**
  4.6    Amendment dated as of February 14, 1992 to the Note Purchase Agreement dated January 3, 1991 (previously filed as Exhibit 19(c) to the Regis-
         trant's Form 10-K for the year ended December 31, 1991 and incorpo-
         rated herein by reference). Certain portions of this document were omitted because of their confidential nature, and have been filed sep-
         arately with the Securities and Exchange Commission marked "Confiden-
         tial Treatment".**
  4.7    Amendment dated as of November 10, 1992 to the Note Purchase Agreement dated January 3, 1991 (previously filed as Exhibit 19(d) to the Regis-
         trant's Form 10-Q for the quarter ended September 30, 1992 and incor-
         porated herein by reference).**
  4.8    Amendment dated as of September 30, 1994 to the Note Purchase Agree-
         ment dated January 3, 1991 (previously filed as Exhibit 4(b) to the
         Registrant's Form 10-Q for the quarter ended September 30, 1994 and incorporated herein by reference).**
  5      Opinion of McGuire, Woods, Battle & Boothe, L.L.P. Re Legality of
         Notes*
 12      Statement Re Computation of Ratios**
 23.1    Consent of McGuire, Woods, Battle & Boothe, L.L.P. (included in opin-
         ion filed as Exhibit 5)*
 23.2    Consent of Ernst & Young LLP*
 24      Power of Attorney (Included in Part II)**
 25      Statement Re Eligibility of Trustee*

- --------

 *Filed herewith
**Previously filed